File No.______


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM U-1


                                   APPLICATION
                                      UNDER

                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935



                         BL Holding Corp. (to be formed)
                              One MetroTech Center
                            Brooklyn, New York 11201

                     (Name of company filing this statement
                   and address of principal executive offices)

                                      None
                 (Name of top registered holding company parent
                         of each applicant or declarant)

Robert R. Wieczorek                       Kathleen A. Marion
Vice President, Secretary and Treasurer   Vice President and Corporate Secretary
KeySpan Energy Corporation                Long Island Lighting Company
One MetroTech Center                      175 East Old Country Road
Brooklyn, New York 11201                  Hicksville, New York 11801

                    (Name and address of agents for service)

                  The Commission is requested to mail copies of
                   all orders, notices and communications to:

Lance D. Myers                            Leonard P. Novello
Cullen and Dykman                         Senior Vice President
177 Montague Street                        and General Counsel
Brooklyn, New York  11201                 Long Island Lighting Company
                                          175 East Old Country Road
                                          Hicksville, New York  11801

         Pursuant to Sections 9 (a) (2) and 10 of the Public Utility Holding Company Act of 1935, as amended (the "Act"), BL Holding Corp., a New York corporation to be formed (the "Company" or the "Holding Company"), hereby requests that the Securities and Exchange Commission (the "Commission") authorize the acquisition, as described herein (the "Combination"), of all of the issued and outstanding common stock of (i) KeySpan Energy Corporation, a New York corporation ("KeySpan"), and (ii) Long Island Lighting Company, a New York corporation ("LILCO"), all pursuant to the terms of the Amended and Restated Agreement and Plan of Exchange and Merger between The Brooklyn Union Gas Company (a New York corporation, which as of September 29, 1997, established a holding company structure pursuant to which it became a subsidiary of KeySpan ("Brooklyn Union")) and LILCO, dated as of June 26, 1997 and as amended by the Amendment, Assignment and Assumption Agreement among Brooklyn Union, LILCO and KeySpan, dated as of September 29, 1997 (the "Exchange and Merger Agreement" ).

         As more fully described below, this request also relates to the acquisition by the Company of the equity interests in one or more subsidiaries of the Company (one or more of which may be limited liability companies), and the transfer to such subsidiaries of certain assets by LILCO if a proposed merger of LILCO into a subsidiary of the Long Island Power Authority occurs pursuant to an Agreement and Plan of Merger, dated as of June 26, 1997, among the Company, LILCO, the Long Island Power Authority, a corporate municipal instrumentality and political subdivision of the State of New York ("LIPA"), and a to be formed subsidiary of LIPA (the "LIPA Agreement"). The acquisition by the Company of the outstanding common stock of KeySpan together with its acquisition of the equity interests of such subsidiaries is herein referred to as the "Modified Combination". The acquisition by the Company of the equity interests of such subsidiaries without giving effect to the acquisition of the common stock of KeySpan is herein referred to as the "LIPA Transaction".

         Each of the Combination, the Modified Combination and the LIPA Transaction is referred to herein individually as a "Transaction" and collectively as the "Transactions". The Company also hereby requests that the Commission issue an order pursuant to Section 3(a)(1) of the Act declaring it exempt from all provisions of the Act except Section 9(a)(2) following consummation of the Combination, Modified Combination or the LIPA Transaction.


Item 1.  Description of Proposed Transactions.

Description of the Parties to the Transactions.

         Brooklyn Union and KeySpan. Brooklyn Union was incorporated in the State of New York in 1895 as a combination of existing companies, the first of which was granted a franchise in 1849. Brooklyn Union distributes natural gas at the retail level in the Boroughs of Brooklyn and Staten Island and two-thirds of the Borough of Queens, all in the City of New York. Brooklyn Union's principal non-utility subsidiaries participate and own investments in gas and oil exploration, production and processing, gas pipeline transportation and storage, marketing and other energy-related services. On September 29, 1997, Brooklyn Union engaged in a binding share exchange with its then wholly-owned subsidiary, KeySpan, with the result that Brooklyn Union became a wholly-owned subsidiary of KeySpan, an exempt public utility holding company. On September 29, 1997, KeySpan filed Form U-3A-2 with respect to its exemption under Section 3(a)(1) of the Act. Brooklyn Union's and KeySpan's mailing address is One MetroTech Center, Brooklyn, New York 11201-3850; Brooklyn Union's general telephone number is
(718) 403-2000 and KeySpan's is (718) 403-1000.

         Brooklyn Union's service territory is approximately 187 square miles. The population of the territory served is approximately 4 million persons. As of September 30, 1997, Brooklyn Union had approximately 1,128,000 active meters, of which approximately 1,090,000 were residential. As of September 30, 1997, Brooklyn Union had approximately 2,813 full-time employees, of whom approximately 1,559 belong to Local 101 of the Transport Workers Union and 153 are represented by Local 3 of the International Brotherhood of Electrical Workers.


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         LILCO.   LILCO  was  incorporated  in  1910  under  the  Transportation
Corporations Law of the State of New York and supplies electric and gas service in Nassau and Suffolk Counties on Long Island, New York, and to the Rockaway Peninsula in the Borough of Queens of the City of New York. The mailing address of LILCO is 175 East Old Country Road, Hicksville, New York 11801 and its general telephone number is (516) 755-6650.

         LILCO's service territory covers an area of approximately 1,230 square miles, and is contiguous to the service territory of Brooklyn Union. The population of the service area, according to LILCO's 1996 estimate, is 2.7 million persons, including approximately 98,000 persons who reside in the Borough of Queens within the City of New York.

         LILCO serves  approximately  one million electric  customers,  of which
921,000 are residential. LILCO receives approximately 49% of its electric revenues from residential customers, 48% from commercial/industrial customers and 3% from sales to other utilities and public authorities. LILCO also serves approximately 460,000 gas customers, 412,000 of which are residential, accounting for 61% of the gas revenues, with the balance of the gas revenues made up by the commercial/industrial customers and off-system sales. As of March 31, 1997, LILCO had 5,413 full-time employees, of whom 2,241 belong to Local 1049 and 1,292 belong to Local 1381 of the International Brotherhood of Electrical Workers.


Background of the Proposed Transactions

         As the efforts of the Public Service Commission of the State of New York (the "PSC") to restructure the energy utility business of New York first began to take shape in the PSC's Competitive Opportunities Proceeding in 1994, Dr. William J. Catacosinos, the Chief Executive Officer of LILCO, and Mr. Robert
B. Catell, the Chief Executive Officer of Brooklyn Union and KeySpan, began exploratory discussions aimed at determining whether a business combination of LILCO and Brooklyn Union could provide a mutually beneficial platform for responding to the potential changes in regulation and the energy marketplace. Those discussions continued throughout 1994 and 1995.

         On October 13, 1994, LIPA and the New York Power Authority made a joint proposal to acquire all the outstanding LILCO common stock. That proposal was then superseded on June 20, 1995, by a proposal from LIPA to acquire all of the outstanding LILCO common stock. These offers were made by LIPA pursuant to its governing statute, the Long Island Power Authority Act (the "LIPA Act"), which grants LIPA the statutory power to acquire LILCO's equity or debt securities or assets through a negotiated transaction, by tender offer or through the exercise of LIPA's condemnation powers. These offers failed to result in further negotiations between LILCO and LIPA.

         At various times during 1995 and 1996, representatives of LILCO and Brooklyn Union met for further discussions of issues associated with combining the two companies. Meanwhile, then Governor-elect George Pataki organized a task force on December 23, 1994, to evaluate the feasibility of a LIPA takeover of LILCO as proposed in October 1994 under then Governor Mario Cuomo. In September 1995, Governor Pataki announced his administration's commitment to formulate a State takeover of LILCO.

         In September 1995, LIPA retained Bear, Stearns & Co. Inc. ("Bear Stearns") as its financial advisors and in October 1995 retained the law firms of Winthrop Stimson Putnam & Roberts as its corporate counsel and Hawkins Delafield & Wood as its public finance counsel and the accounting firm of Price Waterhouse LLP. After an organizational meeting in early October between LIPA and LILCO representatives and their respective outside advisors, on October 11, 1995, LILCO and Bear Stearns executed a confidentiality agreement pursuant to which, as subsequently amended, non-public information was provided by LILCO to specific LIPA officials and LIPA's outside advisors. During the fall of 1995 and thereafter through 1996 and 1997, substantial non-public information was so provided by LILCO. In September 1995, representatives of Brooklyn Union met twice with representatives of LIPA to outline Brooklyn Union's proposal for the acquisition of LILCO's generating and regulatory assets by LIPA and the combination of Brooklyn Union with the electric transmission and distribution system and gas operations of LILCO.

         On December 5, 1995, the Proposal Evaluation Committee of the LIPA Board of Trustees issued a Technical Report which recommended a transaction structure under which LIPA would acquire substantially all of LILCO's assets, sell the generating assets to multiple buyers, sell the gas assets to another buyer and retain a private party to manage for LIPA's benefit the transmission and distribution system so acquired.

         In the wake of the release of the Technical Report, LILCO and Brooklyn Union renewed their discussions with respect to a possible business combination. The two chief executive officers met on February 7, March 1 and March 18, 1996, to discuss the structure, pricing and other material terms of a business combination and the potential involvement of LIPA with respect thereto.

         Discussions continued during the spring and summer of 1996 and a draft combination agreement was prepared by LILCO's outside counsel and delivered to Brooklyn Union on August 15, 1996. No agreement was reached on either price or corporate governance issues. Negotiations at that point were suspended. On December 29, 1996, the LILCO Board of Directors met and unanimously approved the original Agreement and Plan of Exchange ("Original Agreement") and the stock option agreements between LILCO and Brooklyn Union pursuant to which each party granted the other party the right, under certain circumstances, to purchase up to 19.9% of the outstanding common stock of such granting party ("Original Stock Option Agreements"). Also on December 29, 1996, the Brooklyn Union Board of Directors met and unanimously approved the Original Agreement and the Original Stock Option Agreements.

         Discussions between LILCO, Brooklyn Union and LIPA continued early in 1997, leading to the execution by LIPA, LILCO and Brooklyn Union of an "Agreement in Principle" dated as of March 19, 1997, which contemplated the execution of definitive agreements, the consummation of which would result in LIPA acquiring, through a stock transaction, the electric transmission and distribution system, the 18% interest in the Nine Mile Point 2 nuclear power station in upstate New York and the electric regulatory assets (as well as certain current assets related to LILCO's electric business) owned by LILCO, and assuming certain of LILCO's current liabilities, long-term debt obligations and preferred stock.

         LILCO and LIPA entered into the LIPA Agreement as of June 26, 1997, which contemplates the consummation of such transaction and, on the same day, LILCO and Brooklyn Union executed and delivered the Exchange and Merger Agreement, which amended and restated the Original Agreement, and pursuant to which Brooklyn Union consented to the execution by LILCO of the LIPA Agreement. On June 26, 1997, LILCO and Brooklyn Union also executed an Amended and Restated Brooklyn Union Stock Option Agreement and an Amended and Restated LILCO Stock Option Agreement (collectively, the "Amended Stock Option Agreements") each of which was amended by the Amendment Agreement. After the consummation of Brooklyn Union's binding share exchange with its then wholly-owned subsidiary, KeySpan, Brooklyn Union became a wholly-owned subsidiary of KeySpan and the Exchange and Merger Agreement was further amended, effective as of September 29, 1997, to substitute KeySpan for Brooklyn Union in the Combination.


Description of the Proposed Transactions

         OVERVIEW

         Pursuant to the Exchange and Merger Agreement and the LIPA Agreement, there are three different possible business combinations that could result:

         1. The acquisition by the Company of the issued and outstanding common stock of KeySpan and LILCO (the "Combination").

         2. The acquisition by the Company of the issued and outstanding common stock of KeySpan and the gas assets and operations, non-nuclear generating assets and operations and common plant of LILCO (the "Transferred Assets") that will be transferred by LILCO to subsidiaries (one or more of which may be limited liability companies) to be organized by the Company (the


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

                  "Transferee Subsidiaries") and whose common stock or other equity interests will be owned by the Company (the "Modified Combination").

         3. The formation by LILCO of the Company and the acquisition by the Transferee Subsidiaries of such Transferred Assets (the "LIPA Transaction"; together with the Combination and the Modified Combination, the "Transactions").

Any one of these alternative Transactions may occur.

         The Company seeks the Commission's approval of the acquisition by the Company of either (x) LILCO and KeySpan pursuant to the Combination, (y) KeySpan and the Transferred Assets pursuant to the Modified Combination or (z) the Transferred Assets pursuant to the LIPA Transaction. Under the Combination, the Company would own and, through LILCO and Brooklyn Union, operate the existing gas and electric utility systems owned by LILCO and the existing gas utility system owned by Brooklyn Union. Under the Modified Combination, the Company would own and, through KeySpan and one or more Transferee Subsidiaries, operate each of such existing gas utility systems as well as the non-nuclear generating facilities currently owned by LILCO and, through one or more other Transferee Subsidiaries, would provide a comprehensive set of operational and management services to LIPA to assist LIPA in the operation of such electric system (which would continue to be owned by LILCO as a wholly-owned subsidiary of LIPA). Under the LIPA Transaction, the Company would own and, through the Transferee Subsidiaries, operate the gas utility system and non-nuclear generating facilities currently owned by LILCO and provide electric system operational and management services to LIPA.

         As described more fully infra, under the Combination (i) shares of LILCO common stock ("LILCO Common Stock") will become the right to receive shares of common stock (the "Share Exchange"), par value $0.01 per share, of the Company ("Company Common Stock"), (ii) KeySpan will merge with a wholly-owned subsidiary of the Company (the "KeySpan Merger") and (iii) shares of KeySpan common stock ("KeySpan Common Stock") will be converted into shares of Company Common Stock, all pursuant to the Exchange and Merger Agreement, as amended by the Amendment Agreement.

         Pursuant to the LIPA Agreement, LILCO will merge with LIPA Acquisition Corp., a New York corporation ("LIPA Sub") to be formed as a wholly-owned subsidiary of LIPA. Upon consummation of the LIPA Transaction, LIPA Sub will be merged with and into LILCO, which will be the surviving corporation, for aggregate cash merger consideration of $2,497,500,000 (subject to adjustment), LILCO's Series AA Preferred Stock will be exchanged for Series AA preferred stock of the Company and each outstanding share of the LILCO Series CC Preferred Stock, Series GG Preferred Stock, Series QQ Preferred Stock and Series UU Preferred Stock (except for shares whose holders perfect their rights to obtain judicial appraisal thereof) will be canceled and converted into the right to receive cash in the applicable amounts set forth in the LIPA Agreement. Immediately prior to the consummation of the LIPA Transaction, LILCO will transfer to the Company, or one or more of the Company's wholly-owned subsidiaries (one or more of which may be limited liability companies), all of the Transferred Assets. A more complete description of the Combination and the LIPA Transaction follows.

1.       THE COMBINATION: THE EXCHANGE AND MERGER AGREEMENT

         The Exchange and Merger Agreement provides that, following its adoption by the shareholders of both LILCO and Brooklyn Union (each of which occurred on August 7, 1997) and the satisfaction or waiver of the other conditions to the Combination, including obtaining the requisite regulatory approvals, the outstanding shares of LILCO Common Stock will be exchanged for newly issued shares of Company Common Stock in the Share Exchange and the outstanding shares of KeySpan Common Stock will be converted into the right to


                                      - 5 -


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receive newly issued shares of Company Common Stock in the Combination. Upon the consummation of the Share Exchange:

          i. Each issued and outstanding share of LILCO Common Stock, other than shares held by dissenting shareholders, will be exchanged for 0.803 shares of Company Common Stock; provided that if the LIPA Agreement has not been terminated, but the transactions contemplated thereby will not be consummated contemporaneously with the Combination, then each issued and outstanding share of
               LILCO Common Stock, other than dissenting shares, will be exchanged for 0.803 shares of Company Common Stock and, if the transactions contemplated by the LIPA Agreement are consummated within two years of the effective time of the Combination, then the Company will issue to persons who were holders of record of LILCO Common Stock at such effective time an additional 0.077 shares of Company Common Stock in respect of each share of LILCO Common Stock, other than dissenting shares, that had been held by them of record at such effective time. Upon the Share Exchange, the Company will become the owner of each share of LILCO Common Stock so exchanged and each such share of LILCO Common Stock will be deemed to have been exchanged for that fraction of a share of Company Common Stock as specified above.

          ii. Each issued and outstanding share of preferred stock of LILCO will be unchanged as a result of the Share Exchange and will remain outstanding thereafter provided that the transactions contemplated by the LIPA Agreement are not consummated.

         Upon the consummation of the Combination, each issued and outstanding share of KeySpan Common Stock, other than dissenting shares, will be converted into the right to receive one share of Company Common Stock and KeySpan will become a wholly-owned subsidiary of the Company.

2.       THE MODIFIED COMBINATION

         If the LIPA Transaction is consummated before or contemporaneously with the Combination, KeySpan and certain assets of LILCO will be combined pursuant to the Modified Combination. In that case, instead of consummating the Share Exchange, the transactions contemplated by the Exchange and Merger Agreement and the LIPA Agreement will be consummated as follows:

          i. LILCO will transfer the Transferred Assets to such subsidiaries of the Company as KeySpan and LILCO direct, in exchange for the Designated Number (as defined below) of shares of Company Common Stock and up to $75 million face amount of Company Preferred Stock (the "Private Placement Preferred Stock"). The "Designated Number" will be the number of shares of Company Common Stock representing the net fair market value of the Transferred Assets, as will be determined in good faith by KeySpan and LILCO, less the face amount of such Company Preferred Stock;

          ii. LIPA Sub will merge with and into LILCO and the transactions contemplated by the LIPA Agreement will be consummated, and the cash merger consideration will be paid to an exchange agent as agent for the holders of LILCO Common Stock to subscribe for and purchase from the Company a number of shares of Company Common Stock, which number of shares, when added to the Designated Number, shall represent the number of shares of LILCO Common Stock issued and outstanding immediately prior to the consummation of the KeySpan Merger, other than LILCO dissenting shares, multiplied by 0.880; and

          iii. promptly thereafter, the KeySpan Merger will be consummated.


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3.       THE LIPA TRANSACTION: THE AGREEMENT AND PLAN OF MERGER

         The LIPA Agreement provides that LIPA Sub is to merge with and into LILCO, with LILCO to be the surviving corporation. Before the closing of the LIPA Transaction (the "LIPA Closing"), the Company will form the Transferee Subsidiaries which will enter into certain agreements in connection with the LIPA Transaction, which are referred to as the "Basic Agreements". Under the Basic Agreements, one or more of the Transferee Subsidiaries will provide: (1) certain management services on behalf of LIPA with respect to the operation and maintenance of the electric transmission and distribution system to be transferred to LIPA as part of the LIPA Transaction; (2) electric capacity and energy to LIPA from the generating plants that are among the Transferred Assets; and (3) energy management services to purchase fuel and electric capacity and energy and manage the scheduling and sale of electric capacity and energy on behalf of LIPA. Schedules A, B, F and G to the LIPA Agreement set out the principles and procedures to be used to decide which LILCO assets and properties will be part of the Transferred Assets and which will remain with LILCO as a subsidiary of LIPA. Generally, the Transferred Assets will consist of all those assets currently owned and employed by LILCO in the conduct of its gas distribution business, LILCO's non-nuclear electric generating assets located on Long Island, and certain common assets used by LILCO in the operation and management of LILCO's existing gas distribution, electric generation and electric transmission and distribution system. Attached as Exhibit E-2 is an estimated balance sheet for the Transferred Assets as of September 30, 1997, showing by asset category the original cost, vendor's book cost (including basis of determination) and applicable valuation and qualifying references.

         Immediately prior to the LIPA Closing, LILCO will transfer the Transferred Assets to the Transferee Subsidiaries in exchange for (x) the Designated Number of shares of Company Common Stock and (y) the Private Placement Preferred Stock. LILCO will be obligated to sell the Private Placement Preferred Stock immediately prior to the LIPA Closing to one or more purchasers in a private placement. It is anticipated that the Private Placement Preferred Stock will: (i) have a final maturity date more than five years after the LIPA Closing, (ii) be non-voting (except as a result of the Company's failure to pay dividends for a specified period of time), (iii) be non-convertible, and (iv) have other terms and conditions to be determined at the time of sale.

         At the LIPA Closing, the shares of capital stock of LILCO will be treated as follows:

          i. Common and preferred shares held in treasury (the "Canceled Shares") will be canceled and retired.

          ii. Each issued and outstanding share of LILCO Common Stock, other than Canceled Shares and shares of LILCO Common Stock held by any dissenting shareholder, will be canceled and converted into the right to receive; (a) an amount in cash equal to the cash merger consideration divided by the number of shares of LILCO Common Stock outstanding, and (b) a pro rata distribution of the Company Common Stock received by LILCO in exchange for the Transferred Assets.

          iii. Each holder of shares of LILCO Common Stock, other than shares held by any dissenting shareholders, will be deemed to have appointed an exchange agent as its agent to receive the cash otherwise due such holder and to use the cash to subscribe for shares of Company Common Stock. The total number of shares of Company Common Stock distributable to holders of LILCO Common Stock in respect of each share of LILCO Common Stock will include the number of distributable shares of Company Common Stock received by LILCO in exchange for the Transferred Assets, as well as the number of shares distributable from the purchase by the exchange agent of additional shares of Company Common Stock out of the cash purchase price and, in the aggregate, will equal:

               (a) 0.880 shares of Company Common Stock for each share of LILCO Common Stock (other than the dissenting shares) if the Combination is consummated concurrently with the LIPA Transaction, or


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               (b)  one share of  Company  Common  Stock for each share of LILCO
                    Common Stock (other than the dissenting shares) if the Combination is not consummated concurrently with the LIPA Transaction.

          iv. If the Combination has been consummated prior to the LIPA Closing, then:

               (a)  no shares  of  Company  Common  Stock or  Private  Placement
                    Preferred Stock will be delivered in exchange for the Transferred Assets, and the Company and/or one or more of its subsidiaries, as the holders of all then outstanding LILCO Common Stock, will receive all of the cash merger consideration, and

               (b) an additional 0.077 shares of Company Common Stock will be distributed to the record holders of LILCO Common Stock as of the effective time of the Combination in respect of each share of LILCO Common Stock.

          v. Each issued and outstanding share of Series AA Preferred Stock of LILCO, other than Canceled Shares and shares of such preferred stock held by any dissenting shareholder, will be canceled and converted into the right to receive one fully paid and nonassessable share of preferred stock of the Company with identical rights (including dividend rates) and designations to the Series AA Preferred Stock.

          vi. Each issued and outstanding share of LILCO Preferred Stock that is subject to optional redemption by LILCO at or before the closing date, other than Canceled Shares, will be redeemed for cash by LILCO not later than such closing date in accordance with the terms applicable to such shares.

          vii. Each issued and outstanding share of LILCO Preferred Stock, other than Canceled Shares, dissenting Preferred Shares, shares of
               Series AA Preferred Stock and redeemable preferred stock (collectively, the "Non-redeemable Preferred Stock"), will be canceled and converted into the right to receive cash in the amount of the sum of: (x) the Make-Whole Amount and (y) accrued but unpaid dividends in respect of such shares through the closing date. As used in this Application, "Make-Whole Amount" means, with respect to such shares, an amount equal to the present value of:

               (a)  the face or liquidation preference amount of such share, and

               (b) the remaining dividend payments due on such share between the LIPA Closing Date (defined below) and the applicable redemption date computed using a discount rate equal to the applicable Fair Market Rate divided by 0.95.

               "Fair Market Rate" is defined as the Generic General Obligation Fair Market Yield for Baa rated Low/Medium Coupon General Municipal Obligations at the time of the computation as reported on Bloomberg, with a maturity most nearly equal to the period between cancellation and final redemption of such series of Non-redeemable Preferred Stock. The period between cancellation and redemption refers to the period between the closing date of the LIPA Transaction (the "LIPA Closing Date"):

               (a)  August 1, 2002,  with  respect  to the  Series CC  Preferred
                    Stock;

               (b)  March 1,  1999,  with  respect  to the  Series GG  Preferred
                    Stock;

               (c)  May 1, 2001, with respect to the Series QQ Preferred  Stock;
                    and

               (d) October 16, 2018, with respect to the Series UU Preferred Stock.

               The amount by which the aggregate amount payable exceeds 100% of the aggregate face or liquidation preference amounts for all shares of Non-redeemable Preferred Stock shall be paid by the Company to LILCO promptly after the LIPA Closing.

               The cash merger consideration is based upon the assumption that the total long term indebtedness of LILCO on the LIPA Closing Date will not exceed $3,576,000,000 (the "Retained Debt Amount"). The Retained Debt Amount will be adjusted based upon LILCO's net book value, as reflected on LILCO's audited consolidated balance sheet as of such date, as follows. The Retained Debt Amount will be either:

               (a) increased by the amount, if any, by which the net book value of the Retained Assets exceeds $2,500,800,000; or

               (b) decreased by the amount, if any, by which the net book value of the Retained Assets is less than $2,500,800,000.

               As of the LIPA Closing Date, the Company will, and will cause each of the Transferee Subsidiaries to, execute and deliver promissory notes (the "Promissory Notes") on the following terms:

               (a) The aggregate principal amount will be equal to the excess, if any, of the indebtedness of LILCO outstanding on such date over the Retained Debt Amount.

               (b) The rates and maturities will correspond to each portion of debt underlying the indebtedness of LILCO on such date; provided, however, that the interest and principal payment dates will be adjusted to require payment by the Company 30 days prior to the corresponding payment dates on the underlying debt.

               LILCO currently has a series of 7.3% Debentures due July 15, 1999, with an approximate aggregate principal amount currently outstanding of $397 million, and a series of 8.20% Debentures due March 15, 2023, with an approximate aggregate principal amount currently outstanding of $270 million. Subject to obtaining all required consents, the Company will assume these obligations as of the LIPA Closing Date pursuant to an exchange offer to be registered on Form S-4 with the Commission. Certain other tax-exempt authority financing notes will be identified by the parties to the LIPA Agreement and assumed by the Company (subject to obtaining all required consents and to tax counsel's concurrence).

         REASONS FOR THE TRANSACTIONS

         KeySpan and LILCO believe that the combined company, its shareholders and its customers can benefit significantly from the strategic benefits which they expect to result from the Combination and the Modified Combination, which include the following:

               o Customers of Brooklyn Union and LILCO will realize lower rates as a result of the synergy savings anticipated to be realized through the combination of the companies' operations and, if the LIPA Transaction is consummated, LILCO's current electric customers will realize substantially lower rates as a result of LIPA's exemption from payment of federal income tax and its refinancing of LILCO's debt with tax-exempt financing.

               o The greater financial and operational resources available to the Company should create a stronger competitor in the continuing development of a competitive energy marketplace.

               o Shareholders of both KeySpan and LILCO will have the opportunity to participate in the upside potential of the convergence of gas and electric companies within the energy industry. The

               Company is expected to create a platform to market, trade and arrange physical delivery of energy products and related services on a large scale to major market areas.

               o By combining the businesses of KeySpan and LILCO as separate subsidiaries owned by a holding company, the Company should benefit from greater flexibility in conducting and financing non-regulated operations than is currently available to either Brooklyn Union (as the principal utility subsidiary of KeySpan) or LILCO. The Company should also have greater flexibility to invest in new lines of business than is currently available to either Brooklyn Union or LILCO. With greater flexibility to raise and commit capital to non-regulated operations in the energy business, the Company will be better positioned to take advantage of the market opportunities presented in the increasingly competitive energy industry.

         KeySpan and LILCO believe that these strategic benefits will be further enhanced through consummation of the LIPA Transaction. The estimated net after-tax proceeds of approximately $1.7 billion will provide the Company with substantial financial resources that KeySpan and LILCO anticipate will be used, in part, to make acquisitions that will complement the operations of the Company. Particularly in light of the significant proposed restructurings, divestitures and acquisitions announced by energy utilities in New York State and elsewhere in the United States, the Company should be well positioned financially to take advantage of the increased opportunities which are likely to be presented over the next several years to expand its business. No determination with respect to any such acquisition opportunity has yet been made by either KeySpan or LILCO, although as a condition to obtaining approval by the New York Public Authorities Control Board ("PACB"), the Company is committed to investing $1.3 billion in Long Island over the next decade, a substantial portion of which is anticipated to be in natural gas infrastructure.


Item 2.   Fees, Commissions and Expenses.

         The fees, commissions and expenses to be paid or incurred by the Company, KeySpan (or Brooklyn Union) and LILCO in connection with the proposed transactions including, but not limited to, the reorganization, mergers, solicitation of proxies, registrations and other related matters are estimated as follows:


Commission filing fee relating to Joint Proxy
Statement/Prospectus and
Registration Statement on Form S-4                                 $

Commission filing fee relating to the Registration
Statement on Form S-4 with respect to the debt
exchange                                                           $

State taxes and fees                                               $

Auditors' Fees                                                     $

Legal Fees                                                         $

Printing                                                           $

Investment Bankers' Fees                                           $

Miscellaneous                                                      $_______

Total                                                              $

Item 3.  Applicable Statutory Provisions.

         The following sections of the Act are directly or indirectly applicable to the proposed transaction: Section 9(a)(2) and Section 10. To the extent that other sections or rules are deemed applicable to the transactions, such sections and rules should be considered to be set forth in this Item 3.

         Section 9(a)(2) makes it unlawful, without approval of the Commission under Section 10, "for any person . . . to acquire, directly or indirectly, any security of any public utility company, if such person is an affiliate . . . of such company and any other public utility or holding company, or will by virtue of such acquisition become such an affiliate." Because the Company will, by virtue of the proposed transaction, become an affiliate of both Brooklyn Union (as the principal public utility of KeySpan) and LILCO (or in the event of the Modified Combination or the LIPA Transaction, Transferee Subsidiaries which will include a "gas utility company" and an "electric utility company" as those terms are defined in the Act), Section 9(a)(2) requires approval by the Commission of each proposed Transaction under Section 10. The Company believes that each proposed Transaction meets the requirements of Section 9(a)(2) and Section 10.

         The Transactions and the requests contained in this Application are well within the precedent of transactions approved by the Commission as consistent with the Act. In addition, a number of the recommendations made by the Division of Investment Management (the "Division") in the report issued by the Division in June 1995 entitled "The Regulation of Public Utility Holding Companies" (the "1995 Report") support the Applicants' analysis. The Commission's approval of the Transactions would be consistent with previous Commission rulings (See, e.g., CINergy Corp., Holding Co. Act Release No. 26146 (Oct. 21, 1994)), and would also be consistent with the Division's overall recommendation in the 1995 Report that the Commission "act administratively to modernize and simplify holding company regulation. . . and minimize regulatory overlap, while protecting the interests of consumers and investors," since, as demonstrated below, the Transactions will benefit both consumers and shareholders of the Company, and the other federal and state regulatory authorities with jurisdiction over the Transactions will have approved it as in the public interest.

1.       SECTION 10(B)

          Section 10(b) provides that, if the requirements of Section 10(f) are satisfied, the Commission shall approve an acquisition under Section 9(a) unless:

          (i) such acquisition will tend towards interlocking relations or the concentration of control of public utility companies, of a kind or to an extent detrimental to the public interest or the interest of investors or consumers;

          (ii) in case of the acquisition of securities or utility assets, the consideration, including all fees, commissions, and other remuneration, to whomsoever paid, to be given, directly or indirectly, in connection with such acquisition is not reasonable or does not bear a fair relation to the sums invested in or the earning capacity of the utility assets to be acquired or the utility assets underlying the securities to be acquired; or

          (iii)such acquisition will unduly complicate the capital structure of the holding company system of the applicant or will be detrimental to the public interest or the interests of investors or consumers or the proper functioning of such holding company system.

2.       SECTION 10(C)

         Section 10(c) of the Act provides that, notwithstanding the provisions of Section 10(b), the Commission shall not approve:

          (i) an acquisition of securities or utility assets, or of any other interest, which is unlawful under the provisions of Section 8 or is detrimental to the carrying out of the provisions of Section 11; or

          (ii) the acquisition of securities or utility assets of a public utility or holding company unless the Commission finds that such acquisition will serve the public interest by tending towards the economical and the efficient development of an integrated public utility system . . .

3.       DISCUSSION

Section 10(b)(1).

         It is well settled that the public interest is to be judged primarily in the context of the problems with which the 1935 Act was designed to deal, as set forth in Section 1(b) thereof. Vermont Yankee Nuclear Power Corporation, 43 S.E.C. 693, 700 (1968), rev'd on other grounds, 413 F.2d 1052 (D.C. Cir. 1969).
Viewed from this perspective, the Transactions in no way contradict the requirements of Section 10(b)(1). As described below, none of the Transactions will tend toward interlocking relationships or concentrations of control that would be detrimental to the public interest or the interest of investors or consumers.

         Interlocking Relationships. The Combination or the Modified Combination, will not result in interlocking relationships and concentrations of control of a kind or to an extent detrimental to the public interest or the interest of investors or consumers. Following the Combination or the Modified Combination, there will exist among the Company and its public utility subsidiaries interlocking directors and officers only of such nature and to such extent as normally exist in public utility holding company systems among affiliated and associated companies. See CIPSCO, Inc., Holding Co. Act. Release No. 25152, 47 S.E.C. Docket 174, 178 (1990).

         Upon completion of the Combination or the Modified Combination, Dr. William J. Catacosinos, currently Chairman and Chief Executive Officer of LILCO, will become Chairman and Chief Executive Officer of the Company. Mr. Robert B. Catell, currently Chairman and Chief Executive Officer of KeySpan and Brooklyn Union, will become President and Chief Operating Officer of the Company. One year after the closing of the Combination or Modified Combination, Mr. Catell will succeed Dr. Catacosinos as Chief Executive Officer, with Dr. Catacosinos remaining as Chairman.

         The Board of Directors of the Company will consist of fifteen members; six to be designated by the KeySpan Board; six to be designated by the LILCO Board; and three to be jointly selected by a committee consisting of two current KeySpan directors and two current LILCO directors. This combination of existing KeySpan and LILCO management is necessary to fully integrate the two corporations and will help enable the Company to realize the expected synergies from the Combination or the Modified Combination and will, therefore, be in the public interest and the interest of investors and consumers.

         If only the LIPA Transaction occurs, it is expected that the Company would have substantially the same officers and directors as LILCO has today. Since the utility operations conducted by the Company through the Transferee Subsidiaries in such event would be the same as those that are currently conducted by LILCO as a single entity, the interlocking relationships among the Company and the Transferee Subsidiaries that will conduct utility operations will not implicate any policy concern expressed in Section 10(b)(1). In this scenario, moreover, there will be a complete absence of interlocking relationships between the officers and trustees or directors of LIPA and LILCO (as LIPA's subsidiary), on the one hand, and the Company and the Transferee Subsidiaries, on the other. As a result, the ownership and control of LILCO's existing electric transmission and distribution system will be severed from any interlocking relationship with LILCO's existing gas utility services and the non-nuclear electric generation business.

         Concentration of Control. Section 10(b)(1) is intended to avoid "an excess of concentration and bigness" while preserving the "opportunities for economies of scale, the elimination of duplicate facilities and activities, the sharing of production capacity and reserves and generally more efficient operations" afforded by the coordination of local utilities into an integrated system. American Electric Power Co., 46 S.E.C. 1299, 1309 (1978). In applying
Section 10(b)(1) to utility acquisitions, the Commission must determine whether the acquisition will create "the type of structures and combinations at which the Act was specifically directed." Vermont Yankee, 43 S.E.C. at 700. As discussed below, none of the Transactions will create a "huge, complex, and irrational system" of a type at which the 1935 Act is directed, but rather will afford the opportunity to achieve economies of scale and efficiencies which are expected to benefit investors and consumers. American Electric Power Co., 46 S.E.C. 1299, 1307 (1978).

         The Commission has rejected a mechanical size analysis under Section 10(b)(1) in favor of assessing the size of the resulting system with reference to the efficiencies and economies that can be achieved through the integration and coordination of utility operations. American Electric Power Co., 46 S.E.C. at 1309. More recent pronouncements of the Commission confirm that size alone is not determinative. Thus, in Centerior Energy Corp., Holding Co. Act Release No. 24073 (April 29, 1986), the Commission stated flatly that a "determination of whether to prohibit enlargement of a system by acquisition is to be made on the basis of all the circumstances, not on the basis of size alone." See also
Entergy Corp., Holding Co. Act Release No. 25952 (December 17, 1993). In addition, the Division recommended in the 1995 Report that the Commission's analysis of merger and acquisition transactions be flexible, with emphasis on whether any Transaction creates an entity subject to effective regulation and is beneficial for stockholders and customers as opposed to focusing on rigid, mechanical tests. 1995 Report at 73-4.

         The utility operations of the Company will remain subject to regulation by the PSC and the business combination of LILCO and Brooklyn Union (as the principal pubic utility of KeySpan) will not increase the size of the utility systems at issue and will result in the combination of two utilities with contiguous service territories. If the Combination is consummated, the combined utility operations of the Company will be smaller than those of two other gas and electric utility systems in the State of New York. If the Modified Combination is consummated, the combined utility operations of the Company will be even smaller and will consist solely of providing gas utility services to the contiguous service areas currently served by Brooklyn Union and LILCO, the ownership of electric generating facilities located on Long Island and the management under an agreement with LIPA of the electric transmission and distribution system and related assets to be acquired by LIPA through its stock acquisition of LILCO. In that event, the retail electric utility operations currently conducted by LILCO and its nuclear generating assets will be owned and regulated by LIPA, a New York State governmental agency specifically organized and authorized by the State for that purpose.

         If only the LIPA Transaction is consummated, the Company's operations will be smaller than LILCO's current operations by reason of the divestiture of the electric transmission and distribution system and nuclear generating assets.

         Consummation of either the Combination or the Modified Combination would result in a holding company whose management will be based in the New York City metropolitan area and whose public utility service area will consist of five counties in the southeastern part of the State of New York. If only the LIPA Transaction is consummated, the Company's management will be based in the same area and its service area will be limited to the three counties in New York State currently served by LILCO. Accordingly, regardless of which of the Transactions is consummated, the Company will have the appropriate local focus to realize the synergies and related cost savings that are a significant purpose of the Transactions. In considering these Transactions pursuant to Section 10(b)(1) of the Act in light of Section 1(b)(4) thereof, there is no basis for concluding that any of the Transactions will involve the growth or extension of a holding company that bears no relation to economies of management and operation or the integration and coordination of related operating properties.

         As the Commission noted in Northeast Utilities, Holding Co. Act Release No. 25221, 47 SEC Docket 1270 (December 21, 1990), supplemented, Northeast Utilities, Holding Co. Act Release No. 25273 (March 15, 1991), aff'd, City of Holyoke Gas & Elec. Dept. v. S.E.C., 792 F.2d F.2d 358 (D.C. Cir. 1992), the "antitrust ramifications of an acquisition must be considered in light of the fact that public utilities are regulated monopolies and that federal and state administrative agencies regulate the rates charged consumers." Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), the Combination and the Modified Combination may not be consummated until the applicable waiting periods have expired or been terminated. Filings will be made with the Department of Justice (the "DOJ") and the Federal Trade Commission (the "FTC") under the HSR Act, describing the effects of each such transaction on competition in the relevant market and the applicable waiting periods have expired. Under the HSR Act, the LIPA Transaction, because it involves an acquisition by a state agency, is exempt from the filing requirements of the HSR Act, pursuant to a longstanding federal policy of limiting federal antitrust review of transactions undertaken by states.

         The competitive impact of each Transaction will be fully considered by the Federal Regulatory Energy Commission ("FERC") before they approve such Transactions. In addition, the PSC will fully consider the competitive impact of the Combination before they approve such a Transaction. A detailed explanation of the reasons why the Combination will not threaten competition in relevant geographic and product markets is set forth in the market study and supporting testimony included in the Application of LILCO filed with the FERC and the Joint Application of LILCO and Brooklyn Union filed with the PSC. A similar review will be conducted by FERC in connection with LILCO's pending application for FERC approval of the LIPA Transaction. The Commission may appropriately rely upon the FERC with respect to such matters. Entergy Corporation, supra, citing City of Holyoke Gas & Electric Dept. v. S.E.C., 972 F.2d at 363064, quoting Wisconsin Environmental Decade, Inc. v. S.E.C., 882 F.2d 523, 527 (D.C. Cir.
1989).

Section 10(b)(2).

         Section 10(b)(2) requires the Commission to determine whether the consideration to be given to the holders of KeySpan Common Stock and LILCO Common Stock in connection with the Transactions is reasonable and whether it bears a fair relation to the investment in, and earning capacity of, the utility assets underlying the securities being acquired.

         The investment banking firms of Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and Dillon, Read & Co. Inc. ("Dillon Read") have passed upon the fairness of the ratio at which shares of KeySpan Common Stock will be converted into shares of Company Common Stock and the ratio at which shares of LILCO Common Stock will be converted into shares of Company Common Stock under the Combination and the Modified Combination. The Merrill Lynch opinion is attached hereto as Exhibit F-3. The Dillon Read opinion is attached hereto as Exhibit F-4.

         Moreover, the fairness of the consideration involved in the Combination and the Modified Combination is evidenced by the fact that the ratios are the product of extensive and vigorous arms-length negotiations between Brooklyn Union (prior to the restructuring with KeySpan) and LILCO, and by the fact that the Exchange and Merger Agreement was approved by the Boards of Directors of Brooklyn Union (prior to the restructuring with KeySpan) and LILCO acting in accordance with their fiduciary duties to their respective shareholders and by the shareholders of each of Brooklyn Union and LILCO at meetings held on August 7, 1997. With respect to the LIPA Transaction, the fairness of the terms thereof to the shareholders of LILCO are also addressed in the Dillon Read opinion and likewise reflected extensive and vigorous arms-length negotiations between LILCO and LIPA and are approved by the LILCO Board and the shareholders of LILCO. These negotiations were preceded by thoughtful analysis and evaluation of the assets, liabilities and business prospects of each of the respective companies, including the investment in, and earning capacity of, the utility assets underlying the securities being acquired, and involved careful due diligence by both parties.

         In addition, the fees, commissions and expenses incurred and to be incurred in connection with the Transactions are reasonable and fair in light of their size and nature. As set forth in Item 2 of this Application, LILCO and KeySpan together expect to incur a combined total of approximately $__ million in fees, commissions and expenses in connection with the Transactions. By contrast, The Cincinnati Gas & Electric Company and PSI Resources Inc. incurred $47.1 million in fees, commissions and expenses in connection with their reorganization as subsidiaries of CINergy Corporation; Northeast Utilities alone incurred $46.5 million in fees, commissions and expenses in connection with its acquisition of Public Service Company of New Hampshire; and Entergy Corporation alone incurred approximately $38 million in fees, commissions and expenses in connection with its acquisition of Gulf States Utilities -- all of which amounts were approved as reasonable by the Commission. See CINergy, Holding Co. Act Release No. 26146 (Oct. 21, 1994); Northeast Utilities, Holding Co. Act Release No. 25548 (June 3,
1992); Entergy Corp., Holding Co. Act Release No. 25952 (Dec. 17, 1993). Consequently, the consideration and fees underlying the acquisition of securities contemplated by the Combination and the Modified Combination meet the standards of Section 10(b)(2).

         The Company believes the fees payable to Merrill Lynch and Dillon Read are comparable to the fees paid to investment banks in other merger and acquisition transactions comparable in terms of the size and nature of services rendered. Finally, the fees paid to Merrill Lynch and Dillon Read reflect the competition of the marketplace. Investment banking firms actively compete with each other to act as financial advisors to merger partners and the fees charged by the investment banks in the Combination or the Modified Combination (and in others) reflect this competition for services.

Section 10(b)(3).

         Section 10(b)(3) requires the Commission to determine whether the Transactions will unduly complicate the Company's capital structure or will be detrimental to the public interest, the interests of investors or consumers or the proper functioning of the Company's system.

         Capital Structure: The consolidated capital structure of the Company after the Transactions will not be unduly complicated. Upon completion of any of the Transactions , the authorized capital stock of the Company will consist of 450,000,000 shares of common stock, par value $.01 per share, and 100,000,000 shares of preferred stock, par value $.01 per share, and up to $1.7 billion of debt, including taxable and tax-exempt debentures, and the Promissory Notes, in the case of the Modified Combination, approximately $900 million of debt if only the LIPA Transaction is consummated and no debt if only the Combination is consummated. In the Combination and the Modified Combination, the shareholders of LILCO and KeySpan will receive shares of Company Common Stock; in the LIPA Transaction, only the shareholders of LILCO will receive shares of Company Common Stock. After the Combination, the Company will own 100% of the common stock of KeySpan and LILCO (or, after the consummation of the Modified Combination, the Transferee Subsidiaries): in the LIPA Transaction, the Company will own 100% of such equity interests and no interest in KeySpan.

         In the Modified Combination, it is anticipated that the Company will organize several Transferee Subsidiaries to engage in various operations, including one or more subsidiaries to provide gas utility services to the public in LILCO's and Brooklyn Union's current gas service territories, a subsidiary to own and operate the non-nuclear power generating plants currently owned by LILCO and one or more other subsidiaries to engage in energy management and purchasing activities, to hold and develop real estate constituting a portion of the Transferred Assets and to engage in other activities, including providing corporate services to the Company and its other subsidiaries. For corporate planning and tax purposes, some or all of these Transferee Subsidiaries may be organized as limited liability companies.

         The Company and each Transferee Subsidiary that is an "electric utility company" or "gas utility company" as defined in the Act will be organized under the laws of New York. It is not anticipated that any person or entity other than the Company or another Transferee Subsidiary will have any equity interest in any Transferee Subsidiary. Since no equity interests in any of the Transferee Subsidiaries will be held by any person other than the Company or its subsidiaries, the Congressional concerns about complex holding company structures and the pyramiding of levels of ownership will not in any event apply to the Company's determination to organize one or more Transferee Subsidiaries as limited liability companies. The Company anticipates that one or more Transferee Subsidiaries will seek to obtain third party debt financing. Any such debt financing incurred by the Transferee Subsidiary that conducts the gas utility business now conducted by LILCO will be subject to the approval of the PSC and any debt incurred by any other Transferee Subsidiary that provides cost-based services to LIPA in connection with the electric utility business to be conducted by LIPA through LILCO will have negotiated limitations on the pass-through of any third party debt financing costs pursuant to the applicable services agreement between LIPA and the relevant Transferee Subsidiary.

         Protected  Interests:  As more fully set out below in the discussion of
Section 10(c)(2), each of the Combination and the Modified Combination is expected to result in substantial cost savings to the regulated utility customers of both Brooklyn Union and LILCO. The LIPA Transaction by itself will result in substantial rate decreases for LILCO's electric customers. Each Transaction will benefit the shareholders of the affected companies through participation in the upside potential of the convergence of gas and electric companies. Each Transaction also is expected to result in further benefits due to greater flexibility in conducting and financing non-regulated activities. Each of the Transactions will, therefore, be in the public interest and the interests of investors and consumers, and will not be detrimental to the proper functioning of the resulting holding company system. Moreover, as noted by the Commission in Entergy Corporation, Holding Co. Act Release No. 25952 (December 17, 1993), "concerns with respect to investors' interests have been largely addressed by developments in federal securities laws and the securities markets themselves." The Company will be a reporting company subject to the continuous disclosure requirements of the Securities Exchange Act of 1934 (the "1934 Act") following consummation of any of the Transactions and LILCO will also be a reporting company following consummation of the Combination.

Section 10(c)(1).

         Section  10(c)(1)  requires that an acquisition be lawful under Section
8. Section 8, by its terms, applies only to registered holding companies and since, as discussed more fully infra, the Company and its utility subsidiaries will be exempt from registration under the provisions of Section 3(a)(1) of the Act, the Transactions are not unlawful under Section 8 of the Act. However, even if Section 8 were applied to exempt holding companies, the Transactions would not be unlawful as there is no state law, regulation or policy against combination companies (those with gas and electric operations).

         Section 8 prohibits registered holding companies from acquiring, owning interests in or operating both a gas and an electric utility serving substantially the same area if state law prohibits it. As discussed above, none of the Transactions raises any issue under Section 8 or, accordingly, the first clause of Section 10(c)(1). Indeed, Section 8 indicates that a registered holding company may own both gas and electric utilities where, as here, the relevant state utility commissions support such an arrangement.

         The Commission has previously determined that an exempt holding company can own both gas and electric assets and operations so long as the relevant state authorities agreed and could continue to provide effective regulation of the combined company. See WPL Holdings, Inc., HCAR No. 24590 (February 26,
1988), aff'd in part and rev'd in part sub non. Wisconsin's Environmental Decade, Inc. v. SEC, 882 F.2d 523 (D.C. Cir. 1989), reaffirmed HCAR No. 25377 (September 18, 1990). As discussed below, this Application requests the Commission's concurrence that the Company will be an exempt holding company pursuant to Section 3(a)(1) of the Act. Moreover, the Combination will not be consummated unless it is approved by the PSC; the LIPA Transaction has been approved by the PACB and the transfer of the Transferred Assets in connection with the LIPA Transaction must be approved by the PSC. In addition, the gas rates to be charged by the Company after the closing will be subject to regulation by the PSC and the electric rates to be charged after the closing will be regulated by the PSC (if only the Combination is consummated) or by LIPA (if either the Modified Combination or the LIPA Transaction is consummated). Based on the text of Section 11, the Commission's precedents, the transaction-based New York State governmental approvals that must be obtained before any Transaction can be completed and the continuing direct New York State governmental regulation of both gas and electric rates after closing under any of the Transactions, the Company's ownership and operation on an intrastate basis of the gas and electric utility systems should satisfy the requirements of Sections 8 and 11 and not require Commission consideration of the question of registered combination companies.

         Section 10(c)(1) also requires that an acquisition not be detrimental to carrying out the provisions of Section 11. Section 11(a) of the Act requires the Commission to examine the corporate structure of registered holding companies to ensure that unnecessary complexities are eliminated and voting powers are fairly and equitably distributed. As described above, the Company will be exempt from registration under the Act, the Transactions therefore do not raise any issue under Section 11. Moreover as described below, none of the Transactions will result in unnecessary complexities or unfair voting powers.

Section 10(c)(2).

         Section 10(c)(2) requires the Commission to determine that the acquisition will serve the public interest by tending towards the economical and efficient development of an integrated public utility system. As demonstrated above, the Combination and the Modified Combination will result in the Company owning two existing utilities with contiguous service territories. If the LIPA Transaction is not consummated, the Company will own gas distribution assets in a contiguous five county area of southeastern New York State (Kings, Queens, Richmond, Nassau and Suffolk) and electric production, transmission and distribution assets in LILCO's current electric service territory in Nassau, Suffolk and the Rockaway Peninsula in Queens. If the Modified Combination is consummated, the Company will own gas assets and electric production assets in the areas described, but LIPA will own LILCO's current transmission and distribution assets. In either case, the Combination and the Modified Combination will create an economical and efficient integrated public utility system. Although the extent to which the gas distribution systems of LILCO and Brooklyn Union can be integrated are limited due to the fact that Brooklyn Union issued tax exempt debt under Section 103 of the Internal Revenue Code, which requires that the facilities financed for the local furnishing of gas be either in two contiguous counties or wholly within a city and one contiguous county, there are substantial opportunities for the Company to integrate the administrative and general functions of the two utilities in such areas as planning, accounting, treasury, human resources, legal services, information systems and technology, purchasing and insurance and risk management, as will result in significant economies and efficiencies satisfying the standards of
Section 10(c)(2).

         Generally, these cost savings result from the reduction of duplicative functions and positions, joint fuel purchasing, lower capital expenditures and consolidation of various corporate programs.

         In addition, other economies and efficiencies will be realized over time as coordinated practices become standardized. These long-term efficiencies and economies are properly considered in determining if the standards of Section 10(c)(2) of the Act have been met. See American Electric Power Co., 46 S.E.C. 1299, 1321 (1978) ("(t)he affiliation . . . is intended to be permanent . . . and we should look to long-term considerations"); See also Centerior, supra, 35 SEC Docket (CCH) 769 at 775 ("a demonstrated potential for economies will suffice even when these are not precisely quantifiable").

         Savings expected as a result of the Combination and the Modified Combination, which are detailed below, dwarf the savings claimed in a number of recent acquisitions approved by the Commission. See, e.g., Kansas Power and Light Co., Holding Co. Act Release No. 25465 (Feb. 5, 1992) (expected savings of $140 million over five years); IES Industries, Holding Co. Act Release No. 25325 (June 3, 1991) (expected savings of $91 million over ten years); Midwest Resources, Holding Co. Act Release No. 25159 (Sept. 26, 1990) (estimated savings of $25 million over five years).

         These economies and efficiencies are described more fully below:

         CORPORATE AND OPERATIONS LABOR COST SAVINGS: The Company estimates that a net reduction in labor costs of approximately $621 million on a nominal dollar basis can be achieved over the ten years following the closing as a result of the Combination or the Modified Combination. These savings, deriving from eliminating overlap and duplication in functional performance, can only be realized by consummating the Combination or the Modified Combination.

         CORPORATE AND ADMINISTRATIVE PROGRAMS SAVINGS: The Company estimates that a reduction in non-labor corporate and administrative expenses totalling approximately $196 million on a nominal dollar basis can be achieved over such ten years through consolidation of duplicative programs. These include savings related to information systems, insurance costs, outside services, shareholder services, benefits administration and other general and administrative overheads. The aggregate cost of these items for the companies on a stand-alone basis is greater than the cost will be to the combined new company. An example would be the hiring of one outside professional service (external auditors, attorneys, consultants, etc.) instead of two.

         FACILITIES INTEGRATION SAVINGS: These are cost savings that the Company expects to realize from consolidating headquarters space and neighboring business offices, service centers and related facilities. The Company estimates a net cost savings of approximately $62 million on a nominal dollar basis over such ten years from these consolidations.

         NON-FUEL PURCHASING ECONOMIES SAVINGS: These are the savings which will result from the new, larger company having greater purchasing power and centralizing the purchasing and inventory functions related to the construction, operation and maintenance of service centers, warehouses and headquarters, as well as standardizing system components. The Company will be able to coordinate its purchasing needs, buy in greater quantity, negotiate with vendors and receive larger discounts. The Company estimates cost savings of approximately $113 million on a nominal dollar basis from such economies over ten years.

         GAS SUPPLY COST SAVINGS: The Company estimates savings of approximately $290 million on a nominal dollar basis over ten years can be achieved by the reduction of combined commodity procurement cost, due to larger purchasing volumes and greater purchasing power.

         STATE GROSS RECEIPTS TAX: Because the other transaction-related savings created by the companies will reduce the revenue requirements for the Company's operating utility subsidiaries, the corresponding base on which this New York State tax will be calculated, yielding an estimated nominal dollar savings of approximately $52 million over ten years.

         COSTS TO ACHIEVE AND TRANSACTION COSTS: These consist of merger costs such as investment bankers' fees, attorney and accountant fees, and severance and other employee reduction-related costs. Item 2 provides details of some of these components and their estimated amounts.

         ADDITIONAL EXPECTED BENEFITS: In addition to the benefits described above, there are other benefits which, while presently difficult to quantify, are nonetheless substantial. These other benefits include maintenance of competitive rates and services, increased size and stability, diversification of service territory, coordination of diversification programs, complementary operational functions and complementary management.

         MAINTENANCE OF COMPETITIVE RATES: The Combination by itself will provide for a 2% average rate reduction for all gas and electric customers of LILCO and Brooklyn Union for the first ten years after closing. If the Modified Combination occurs, the electric customers of LILCO will enjoy an average 17% rate reduction initially and an average rate reduction of no less than 14% for the ten year period. Furthermore, in either case the Company will be more effective in meeting the challenges of the increasingly competitive environment in the utility industry than either applicant standing alone due to the economies of scale available to the Company. The impact of these economies of scale will help to position the Company to deal effectively with increased competition with respect to rates. The Combination and the Modified Combination, by creating the potential for increased economies of scale in the gas utility business, will create the opportunity for strategic, financial and operational benefits for customers in the form of more competitive rates over the long term and for shareholders in the form of greater financial strength and financial flexibility.

         MORE DIVERSE SERVICE TERRITORY: While lying within a single region, the combined gas service territory of the Company will be larger and more diverse than any of the discrete service territories of

Brooklyn Union or LILCO. This increased customer and geographical diversity is expected to reduce the exposure to changes in economic or competitive conditions in any given sector of the combined service territory.

         EXPANDED MANAGEMENT RESOURCES: The Company will be able to draw on a larger and more diverse mid- and senior-level management pool to lead the Company forward in an increasingly competitive environment for the delivery of energy and should be better able to attract and retain the most qualified employees. The employees of the Company should also benefit from new opportunities in the expanded organization.

         If only the LIPA Transaction is consummated, the cost savings and related efficiencies described above, which depend largely on the combination of LILCO and KeySpan, will not be realized. However, because of the financial efficiencies attributable largely to LIPA's status as a tax-exempt governmental agency, consummation of the LIPA Transaction by itself will permit average electric rate reductions of approximately 14% over a ten year period. Since the LIPA Transaction cannot be consummated without a statutory rate determination by the LIPA Board of Trustees that electric rates will not increase as a result of the LIPA Transaction and since LIPA has agreed with the PACB that such closing will not occur unless estimated electric rate savings are at least 14%, the consummation of the LIPA Transaction will result in very significant rate reductions.

         In light of these cost savings and various efficiencies, the requirements of the economical and efficient development of an integrated utility system set forth in Section 10(c)(2) of the Act will clearly be met by each Transaction.

Section 10(f).

         Each Transaction is consistent with the provisions of Section 10(f) of the Act which provides that the Commission may not approve an acquisition unless it appears to the Commission that such state laws which may apply in respect of such acquisition have been complied with. Unlike Section 8, Section 10(f) applies to exempt companies. Each Transaction satisfies this requirement. It is a condition to the consummation of the Transactions that state approval thereof be first obtained. On March 14, 1997, LILCO and Brooklyn Union filed a joint petition requesting approval of the PSC under Section 70 of the New York Public Service Law to allow each of them to become subsidiaries of the Company through the Combination. An amendment to the joint petition was filed on May 16, 1997, and a further amendment on July 7, 1997. On December 12, 1997, Brooklyn Union and LILCO filed with the PSC a comprehensive settlement agreement among them, the Staff of the Department of Public Service, the Natural Resource Defense Council, the Association for Energy Affordability Inc. and Trigen-Nassau Energy Corp., which agreement resolves among the signatories, all issues in the PSC proceeding, and authorizing LILCO and KeySpan to consummate the Combination, subject to the PSC's approval of the settlement agreement. It is expected that the PSC will take final action on the application as amended early in calendar year 1998. An additional application will be made with respect to the transfer of the Transferred Assets, seeking PSC approval of certain transfers so they may occur prior to the consummation of the LIPA Transaction.

Section 3(a)(1).

         After the Combination, the Company, which will be incorporated in New York, will own, directly or indirectly, all of the common stock of (1) KeySpan, a New York corporation conducting all of its utility operations in the State of New York, and (2) (a) LILCO (in the event the LIPA Transaction is not consummated), another New York corporation conducting all of its utility business in the State of New York, or (b) one or more Transferee Subsidiaries succeeding to the gas distribution and electric generating business currently conducted by LILCO. If only the LIPA Transaction occurs, the Company will own all of the equity interests in the Transferee Subsidiaries. In each case, each Transferee Subsidiary that is a "gas utility company" or an "electric utility company" for purposes of the Act will be organized under the laws of the State of New York. As such, the Company will qualify under each Transaction for an exemption from registration under Section 3(a)(1) of the Act.

         The Company requests that the Commission issue an order under Section 3(a)(1) declaring that the Company is exempt from all provisions of the Act except Section 9(a)(2). Section 3(a)(1) of the Act provides that the Commission may issue the above-requested order to a holding company, if:

                  such company, and every subsidiary company thereof which is a public utility company from which such company derives, directly or indirectly, any material part of its income, are predominantly intrastate in character and carry on their business substantially in a single State in which such company and every such subsidiary company thereof are organized.

         Based on the foregoing, the Company respectfully requests that the Commission issue an order approving each Transaction.


Item 4.  Regulatory Approvals.

         Set forth below is a summary of the regulatory approvals that Brooklyn Union and LILCO have obtained or expect to obtain in connection with the Transactions.

         (1) State Approvals. As discussed above, LILCO and Brooklyn Union filed a joint petition requesting approval of the PSC of the Combination on March 14, 1997 and filed amendments to that petition on May 16, 1997, and again on July 7, 1997. An additional application will be made with respect to the transfer of the Transferred Assets, seeking PSC approval of certain transfers so they may occur prior to the consummation of the LIPA Transaction.

         (2) FERC. On July 16, 1997, the FERC approved the Combination. On July 30, 1997, LILCO filed an application with the FERC under Section 203 of the Federal Power Act ("FPA") seeking the FERC's approval of the LIPA Transaction. In addition, on September 30, 1997, LILCO filed an application with the FERC under Section 205 of the FPA, seeking the FERC's approval for an initial rate to be charged by LILCO (through the generation subsidiary of the Company to be formed) to LIPA for electric power and energy.

         On December 22, 1997, LILCO filed with FERC a Settlement Agreement it reached with LIPA concerning LILCO's October 1, 1997 rate filing under Federal Power Act. Section 205. That rate filing addressed LILCO's proposed sale of capacity and energy (through its yet-to-be formed subsidiary "Genco") to LIPA pursuant to the June 26, 1997 Power Supply Agreement between LILCO and LIPA.

         (3) Antitrust Considerations. Under the HSR Act, and the rules, and regulations promulgated thereunder, the Combination and the Modified Combination may not be consummated until the requisite notifications and report forms have been filed with the Antitrust Division of the Department of Justice (the "Antitrust Division") and the Federal Trade Commission (the "FTC") and the specified HSR Act waiting period requirements have been satisfied.

         If neither the Combination nor the Modified Combination is consummated within twelve months after the expiration or earlier termination of the HSR Act waiting period, LILCO and KeySpan would be required to submit new filings to the Antitrust Division and the FTC, and a new HSR Act waiting period would have to expire or be earlier terminated before the Combination and the Modified
Combination could be consummated. LILCO and KeySpan intend to file their pre-merger notification and report forms pursuant to the HSR Act at such time as they believe there is a high degree of certainty that the Combination or the Modified Combination will be consummated within twelve months after the expiration or earlier termination of the waiting period under the HSR Act. It should be noted that the FERC's review of the Combination also involved a review of antitrust considerations. The FERC's order stated that no such antitrust issues were raised by the Combination. A similar review will be conducted prior to FERC's issuance of an order regarding the LIPA Transaction.

         (4) Atomic Energy Act. Operation of Nine Mile Point 2, a nuclear power plant in which LILCO has an 18% ownership interest, is subject to regulation by the Nuclear Regulatory Commission ("NRC"). The Atomic Energy Act of 1954, as amended (the "Atomic Energy Act"), provides that such an ownership interest may not be transferred or in any manner disposed of, directly or indirectly, to any person through transfer of control unless the NRC finds that such transfer is in accordance with the Atomic Energy Act and consents to the transfer. Pursuant to the Atomic Energy Act and the LIPA Agreement, LILCO submitted on September 8, 1997, its application for approval of the Modified Combination by the NRC. On December 31, 1997, NRC approval was obtained.

         (5) Public Authorities Control Board. On July 16, 1997, the PACB approved the LIPA Transaction. The PACB must also approve the terms of the bond financing to be undertaken by LIPA to finance the cash merger consideration for the LIPA Transaction and various refinancings of LILCO debt.

         (6) New York State Controller. The terms of any negotiated sale of LIPA's bonds must be approved by the New York State Controller.

         (7) General. LILCO and Brooklyn Union possess municipal franchises and environmental permits and licenses that may need to be renewed or replaced as a result of the Transactions. The companies do not anticipate any difficulties at the present time in obtaining such renewals or replacements.


Item 5.  Procedure.

         The Commission is respectfully requested to issue and publish not later than January 28, 1998 the requisite notice under Rule 23 with respect to the filing of this Application, such notice to specify a date not later than February 22, 1998 by which comments may be entered and a date not later than February 26, 1998 as the date after which an order of the Commission granting and permitting this Application to become effective may be entered by the Commission.

         It is submitted that a recommended decision by a hearing or other responsible officer of the Commission is not needed with respect to the Transactions. There should be no waiting period between the issuance of the Commission's order and the date on which it is to become effective.


Item 6.  Exhibits and Financial Statements.

         The following exhibits and financial statements are filed as a part of this Application.

         (A)      Exhibits

Exhibits listed below which have been filed with the Commission pursuant to the Securities Act of 1933, as amended, or Securities Exchange Act of 1934, as amended, and which were filed as noted below, are hereby incorporated by reference and made a part of this Application with the same effect as if filed herewith.

A-1 Form of Certificate of Incorporation of the Company (filed as Annex G to Registration Statement on Form S-4, No. 333-30353, on June 30, 1997).

A-2 Form of By-laws of the Company (filed as Annex H to Registration Statement on Form S-4, No. 333-30353, on June 30, 1997).

A-3 Restated Certificate of Incorporation of Long Island Lighting Company dated November 11, 1993 (filed as an Exhibit to Long Island Lighting Company's Form 10-K for the Year Ended December 31, 1993) and By-laws of Long Island Lighting Company, as amended on December 18, 1996 (filed as
        Exhibit 3(b) to Long Island Lighting Company's Form 10-K for the Year Ended December 31, 1996).

A-4 Restated Certificate of Incorporation and By-laws of KeySpan (filed as Annex L to Registration Statement on Form S-4, No. 333-30353, on June 30, 1997).

B-1 Amended and Restated Agreement and Plan of Exchange and Merger dated June 26, 1997 between The Brooklyn Union Gas Company and Long Island
        Lighting Company dated as of June 26, 1997 (filed as Annex A to Registration Statement on Form S-4, No. 333-30353, on June 30, 1997).

B-2 Amendment, Assignment and Assumption Agreement dated as of September 29, 1997 by and among The Brooklyn Union Gas Company, Long Island Lighting Company and KeySpan

        Energy Corporation (filed as Exhibit 2.5 to Schedule 13D by Long Island Lighting Company on October 24, 1997).

B-3 Agreement and Plan of Merger dated as of June 26, 1997 by and among BL Holding Corp., Long Island Lighting Company, Long Island Power Authority and LIPA Acquisition Corp. (filed as Annex D to Registration Statement on Form S-4, No. 333-30353 on June 30, 1997).

B-4 Amended and Restated LILCO Stock Option Agreement between The Brooklyn Union Gas Company and Long Island Lighting Company dated as of June 26, 1997 (filed as Annex B to Registration Statement on Form S-4, No. 333-30353, on June 30, 1997).

B-5 Amended and Restated Brooklyn Union Stock Option Agreement between Long Island Lighting Company and The Brooklyn Union Gas Company dated as of June 26, 1997 (filed as Annex C to Registration Statement on Form S-4, No. 333-30353, on June 30, 1997).

C-1 Registration Statement of KeySpan Energy Corporation on Form S-4 (filed June 30, 1997, No. 333-18025, as amended).

C-2 Joint Proxy Statement of Long Island Lighting Company and The Brooklyn Union Gas Company and Prospectus of BL Holding Corp. and KeySpan Energy Corporation (filed on June 30, 1997 included in Exhibit C-1), as amended by Post-Effective Amendment No. 1 to Form S- 4 (filed July 3, 1997, No. 333-30353).

*D-1.1  Application   of  Long  Island   Lighting   Company   for   Approval  of
        Reorganization before the FERC dated March 17, 1997, Docket No. EC97-19-000.

*D-1.2  FERC Order Approving Disposition of Facilities Issued July 16, 1997.

*D-2 Application of Long Island Lighting Company for Approval of Transaction and Disposition of Assets before the FERC.

*D-3 Initial Rate Filing for Sale of Capacity of Energy to Long Island Power Authority before the FERC dated September 30, 1997.

*D-4 Joint Petition of Long Island Lighting Company and The Brooklyn Union Gas Company for Approval of Share Exchanges, Property Transfers and Amendment of Company Agreement before the NYSPSC dated March 14, 1997.

*D-5.1 Long Island Power Authority request for approval to the New York State Public Authorities Control Board dated April 30, 1997.

*D-5.2 New York State Public Authorities Control Board Resolution 97-LI-1 approving certain Specified Projects of the Long Island Power Authority dated July 16, 1997.

*D-6.1 Long Island Lighting Company Request for NRC Consent to LILCO's Indirect Transfer of Control Over Its Interests In Nine Mile Point Nuclear Power Station, Unit 2 dated September 8, 1997.

*D-6.2 Long Island Lighting Company Request for NRC Consent to LILCO's Indirect Transfer of Control Over Its Interests In Nine Mile Point Nuclear Power Station, Unit 2 dated October 8, 1997.


-------- *

*Filed Herewith

E-1 Map of service areas of Long Island Lighting Company and The Brooklyn Union Gas Company (filed on Form S-E).

E-2 Estimated Balance Sheet for Transferred Assets, as of September 30, 1997 (to be filed by amendment).

F-1     Opinion of Counsel (to be filed by amendment).

F-2     Past-tenses Opinion of Counsel (to be filed by amendment).

F-3 Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated (filed as Annex E to Registration Statement on Form S-4, No. 333-30353, on June 30, 1997).

F-4 Opinion of Dillon, Read & Co. (filed as Annex F to Registration Statement on Form S-4, No. 333-30353, on June 30, 1997).

*G      Financial Data Schedule (filed by EDGAR as Exhibit 27 attached hereto).

(B)     Financial Statements

*FS-1 Company Unaudited Pro Forma Consolidated Condensed Balance Sheet as of September 30, 1997.

*FS-2 Company Unaudited Pro Forma Consolidated Condensed Statement of Income for the 12-month period ended September 30, 1997.

*FS-3   Notes  to  Unaudited   Pro  Forma   Consolidated  Condensed    Financial
        Statements.

*FS-4   Long Island   Lighting  Company Unaudited  Condensed Balance Sheet as of
        September 30, 1997.

*FS-5 Long Island Lighting Company Unaudited Condensed Statement of Income for the 12-month period ended September 30, 1997.

FS-6 The KeySpan Energy Corporation and Subsidiaries Consolidated Balance Sheet as of September 30, 1997 (filed on Form 10-K by Key Span, December 19, 1997).

FS-7 The Brooklyn Union Gas Company Audited Consolidated Statement of Income for the 12- month period ended September 30, 1997 (filed on Form 10-K by Key Span, December 19, 1997).

Item 7.  Information as to Environmental Effects.

         The Transactions neither involve a "major federal action" nor "significantly affect the quality of the human environment" as those terms are used in Section 102(2)(C) of the National Environmental Policy Act, 42 U.S.C. Sec. 4321 et seq. The only federal actions related to each of the Transactions are:

        o the Commission's declaration of effectiveness on June 30, 1997, of the Joint Proxy Statement/Prospectus on Form S-4

        o the Commission's declaration of effectiveness of the Company's Registration Statement on Form S-4 relating to the proposed debt exchange offer

        o       the  expiration of the  applicable  waiting period under the HSR
                Act

        o approval by FERC of LILCO's application under Section 205 of the Federal Power Act

        o approval by FERC of LILCO's application under Section 203 of the Federal Power Act for the Combination

        o       approval  by the NRC of  LILCO's  application  under the  Atomic
                Energy Act

        o the issuance by the Internal Revenue Service of private letter rulings requested by the parties

        o       the Commission's approval of this Application.

Consummation of any Transaction will not result in changes in the operations of any public utility system owned by LILCO or Brooklyn Union that would have any impact on the environment. No federal agency is preparing an environmental impact statement with respect to this matter.

                                    SIGNATURE


         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.


                                            BL HOLDING CORP.
                                              (to be formed)

                                            BY: LONG ISLAND LIGHTING COMPANY



                                            BY: /s/Anthony Nozzolillo
                                               -----------------------------
                                            NAME:  Anthony Nozzolillo
                                            TITLE: Senior Vice President-
                                                   Finance and Chief Financial
                                                   Officer

                                            BY: KEYSPAN ENERGY CORPORATION



                                            BY: /s/Vincent D. Enright
                                               -----------------------------
                                            NAME:  Vincent D. Enright
                                            TITLE: Senior Vice President and
                                                   Chief Financial Officer


Date:   January 8, 1998

                                                                 EXHIBIT D-1.1

                           UNITED STATES OF AMERICA
                                  BEFORE THE
                     FEDERAL ENERGY REGULATORY COMMISSION


LONG ISLAND LIGHTING COMPANY )                  DOCKET NO. EC97-___-000

                                APPLICATION OF
                         LONG ISLAND LIGHTING COMPANY
                            FOR APPROVAL OF MERGER


       Long Island Lighting Company ("LILCO") hereby submits this Application ("Application") pursuant to Section 203(a) of the Federal Power Act ("FPA"), 16 U.S.C. ss. 824b (1988), and Part 33 of the Regulations of the Federal Energy Regulatory Commission ("FERC" or "Commission"), 18 C.F.R. Part 33 (1995), requesting approval for certain transactions necessary to effectuate the combination of LILCO and The Brooklyn Union Gas Company ("Brooklyn Union").1

     LILCO is a combination gas and electric utility whose retail rates and services are regulated

--------

     1 Brooklyn Union, through its Gas Energy Inc. ("GEI") and Gas Energy Cogeneration Inc. ("GECI") subsidiaries, currently invests in four cogeneration projects. However, Brooklyn Union will divest itself of its ownership in these projects on or before the closing date of the combination. Brooklyn Union has two subsidiaries which have been authorized to sell power at wholesale at market-based rates. Neither one has done so and, as explained more fully below, both will cancel their FERC rate schedules. Brooklyn Union will thus own no facilities subject to the Commission's FPA jurisdiction as of the date of the closing. The United States Court of Appeals for the District of Columbia Circuit has held that the acquisition of non-jurisdictional facilities by an electric public utility falls outside the scope of Section 203(a). DUKE POWER COMPANY V. FPC, 401 F.2d 930 (D.C. Circ. 1968).

by the Public Service Commission of the State of New York ("NYPSC"). Brooklyn Union is an adjacent local gas distribution company and, through various subsidiaries, is engaged in gas exploration, development, marketing and related services. Following the merger, LILCO and Brooklyn Union will be owned and controlled by a new holding company ("HoldCo"), and LILCO and Brooklyn Union will become subsidiaries of HoldCo. The Commission has, in past cases, stated that the transfer of all of a public utility's stock to a newly-created holding company is a transfer of ownership and control of the utility's jurisdictional facilities and that such transfer constitutes a disposition of jurisdictional facilities requiring Commission approval under Section 203 of the FPA. CENTRAL VERMONT PUBLIC SERVICE CORPORATION, 39 FERC P. 61,295 at 61,960 (1987). SEE also PUBLIC SERVICE COMPANY, 42 FERC P. 61,073 (1988); ILLINOIS POWER COMPANY, 67 FERC P. 61,136 (1994). While the issue of FERC's construction of Section 203 of the FPA has never been the subject of judicial review, LILCO submits this application consistent with the Commission's interpretation.

      Discussions between LILCO, Brooklyn Union and the Long Island Power Authority ("LIPA") regarding a possible agreement to further reduce rates to Long Island consumers are in progress and are supported by numerous state officials, including New York Governor George Pataki and U.S. Senator Alfonse d'Amato. That agreement, which has not yet been finalized, would not affect the combination of LILCO and Brooklyn Union, nor is the combination of LILCO and Brooklyn Union contingent upon a successful agreement with LIPA. To the extent an agreement with LIPA results in the transfer of assets subject to the FERC's jurisdiction under the FPA, a filing will be made under Section 203 for FERC approval. However, since LIPA owns no electric generation, transmission or distribution assets or any natural gas assets, no competition issues will be raised by such filing. The Commission should not, therefore, delay its review of the instant application pending the finalization of an agreement with LIPA.

I.    SUMMARY OF APPLICATION

     The proposed combination of LILCO and Brooklyn Union raises no significant issues under the Commission's Merger Policy Statement.2 As shown in the map appended hereto as Attachment 1, there is no overlap between the electric and gas service territory of LILCO, on the one hand, and the gas service territory of Brooklyn Union, on the other. To the extent any of their unregulated business activities occur in the same markets, numerous other competitors in those same markets ensure that the combination of LILCO and Brooklyn Union's activities will have no adverse effect on competition. Moreover, the proposed transaction will have no adverse effect on wholesale rates or rate payers, or on the ability of the Commission or the NYPSC to regulate the
 --------

     2 Order No. 592, INQUIRY CONCERNING THE COMMISSION'S MERGER POLICY UNDER THE FEDERAL POWER ACT; POLICY STATEMENT, Docket No. RM96-6-000, 61 Fed. Reg. 68,595, 68,605 (issued December 18, 1996), TO BE CODIFIED AT 18 C.F.R. Part 2 (the "Merger Policy Statement"). The Merger Policy Statement addresses public utility mergers subject to the Commission's jurisdiction under Section 203(a) of the FPA. While the instant application does not involve a "merger" between electric public utilities but rather the reorganization of a public utility and the combination of an electric public utility with a non-jurisdictional entity, LILCO has addressed each of the criteria set forth in the Merger Policy Statement to demonstrate that the reorganization is in the public interest.

combined entity or any of its subsidiaries.

      The Merger Policy Statement provides that the Commission will consider three factors in reviewing an application regarding a combination: (1) effect on competition; (2) effect on rates; and (3) effect on regulation. As more fully demonstrated below and in the pre-filed testimonies of Dr. Robert M. Spann and Adam M. Madsen, the combination of LILCO and Brooklyn Union: (1) does not raise competitive issues; (2) does not adversely affect wholesale rates; and (3) will not make the combined entity or its subsidiaries more difficult to regulate. As a result, the Commission should find that the combination is in the public interest, and should confer its prompt approval.

        EFFECT ON COMPETITION LILCO provides wholesale and retail electric service. Brooklyn Union does not. LILCO's electric distribution system does not overlap with Brooklyn Union's gas distribution system. As noted above, Brooklyn Union does have investments in certain cogeneration facilities, but it will divest these before the transaction is consummated. Its subsidiary KeySpan Energy Services, Inc. ("KeySpan")3 and a second affiliate, PowerNet, G.P. ("PowerNet")4 owned 50 percent by a third-tier subsidiary of Brooklyn Union, were authorized to make sales of power in interstate commerce at market-based rates, but neither has made any power sales to date nor has either entered into any resource contracts. KeySpan is filing
--------
    3 SEE, October 11, 1996 Letter Order in Docket No. ER96-2985.
    4 SEE April 22, 1994 Letter Order in Docket No. ER94-931-000.

concurrently with this application a Notice of Cancellation of Rate Schedule, and Brooklyn Union commits to either terminating the PowerNet Rate Schedule or having it transferred to the other, non-affiliated owner of PowerNet. LILCO's affiliation with Brooklyn Union's marketing affiliate therefore raises no competition issues in wholesale electricity markets. In addition, the combination of LILCO and Brooklyn Union will not allow either gas distributor to restrict gas supply to drive up prices to LILCO's competitors in the wholesale electricity market because LILCO and Brooklyn Union have opened the retail gas distribution systems within their respective service territories to alternate gas suppliers. They are thus not in a position to exercise control over gas transportation or commodity sales to disfavor LILCO's competitors for electric generation or for end use applications (as a substitute for electricity). As explained in the testimony of Adam R. Madsen,5 Senior Vice President of LILCO, the combination will likewise effectuate no changes in the status of retail electric restructuring by the NYPSC. Therefore, the proposed combination raises no competitive issues for the Commission.

      EFFECT ON CUSTOMERS LILCO does not have either full requirements wholesale customers or wholesale customers with long-term capacity or energy contracts. As a result, its wholesale sales have been quite small. Moreover, wholesale purchasers in LILCO's service area can choose either to purchase power from LILCO under a power sales contract, or to purchase power from one or more third parties and transmit the power over LILCO's transmission facilities under its
--------
    5 Mr. Madsen's testimony is appended as Attachment 3.

Open Access Transmission Tariff. Of its four transmission customers, the longest termination notice requirement is two years. Nevertheless, conditioned on approval of the instant application, LILCO undertakes: (i) to provide cost protections that will hold wholesale customers harmless from any increases that result from the business combination while making any savings available to those customers; and (ii) to shorten the two-year termination notice to the time period the transmission customer elects.

     EFFECT ON REGULATION Following the proposed transaction, HoldCo will be a public utility holding company exempt from registration under Securities and Exchange Commission ("SEC") because of its essentially intrastate nature. This Commission will continue to have jurisdiction over the holding company's FPA-jurisdictional subsidiary to the same extent as it does today. The transaction requires the approval of the NYPSC, and the retail operations of both Brooklyn Union and LILCO will continue to be subject to NYPSC regulation as before. None of the regulatory concerns noted in the Merger Policy Statement will therefore be raised.

II.   DESCRIPTION OF THE PARTIES TO THE TRANSACTION

      A.  LILCO

      LILCO provides retail electric and gas service in the Counties of Nassau and Suffolk and on the Rockaway Peninsula in the Borough of Queens, all on Long Island. It serves approximately 1.03 million electric customers, of which about 921,000 are residential. It also serves about 460,000 gas customers, of which approximately 412,000 are residential. Its service territory covers about 1,230 square miles with a population of about 2.7 million people.

     LILCO has no full requirements wholesale customers or wholesale customers with long-term purchase contracts. LILCO sells limited amounts of short term economy energy and mutual assistance energy and capacity at wholesale to three municipal electric utilities within its service territory and to other neighboring utilities, pursuant to either contracts or LILCO's Power Sales Tariff. It has made a very limited volume of sales to power marketers under its Power Sales Tariff. LILCO provides wholesale electric transmission service to the New York Power Authority ("NYPA"), the Municipal Distribution Agencies of the Counties of Nassau and Suffolk, and Consolidated Edison Company of New York, Inc.

      LILCO operates a diversified generating system consisting of 3,978 Megawatts ("MW") of capacity from gas and oil-fired generating stations and gas-fired combustion turbine facilities located on Long Island. It also owns an 18% interest (203 MW) in the Nine Mile Point Nuclear Power Station Unit 2 located in northern New York State. LILCO purchases (1) approximately 350 MW of power from independent power producers located on Long Island and (2) approximately 210 MW of power from the Fitzpatrick nuclear power plant and the Blenheim- Gilboa pumped storage facility owned by NYPA. Both of these facilities are located off Long Island, in northern New York State.

      LILCO owns some 1,200 miles of transmission lines at 138 kilovolts ("kV") or less on Long Island, and jointly owns (with neighboring utilities) one 138 Kv and one 345kV interconnection with the mainland across Long Island Sound.

      In addition to the local distribution of gas, which is regulated by the NYPSC, LILCO has been involved in certain related but unregulated operations. Currently, it has investments in unregulated subsidiaries engaged in interstate pipeline transmission gas storage and related natural gas services. LILCO does not have, and has not sought, authorization to sell power at market- based rates. On February 13, 1997, LILCO refiled its Open Access Transmission Tariff in compliance with the Commission's order of January 29, 1997 in Docket No. OA96-38-001.6

      B.  BROOKLYN UNION

      Brooklyn Union conducts a gas distribution business entirely in New York City, with the exception of certain off-system transactions conducted by its gas marketing operation, which does business under the name New York Market Hub(sm). It serves approximately 1.1 million gas customers, of which about 1 million are residential. Its service territory covers approximately 187 square miles with a population of about 4 million people. In addition to the local distribution of gas, which is regulated by the NYPSC, Brooklyn Union has been involved in related but unregulated operations for nearly thirty years. Currently, it has investments in unregulated subsidiaries or other entities engaged in oil and gas exploration, development, production and marketing; interstate pipeline transmission; energy management services; cogeneration and independent power production; gas storage; and related services. Brooklyn Union also has
--------
    678 FERC P.  61,070 (1997).

investments in four cogeneration facilities but will invest its interests in those qualifying facilities prior to the consummation of the business combination in order to comply with the ownership restrictions of the Public Utility Regulatory Policies Act.

      Concurrently herewith, Brooklyn Union's power marketing subsidiary, KeySpan, is filing a Notice of Cancellation of its Rate Schedule FERC No. 1. KeySpan was authorized by letter order of October 11, 1996 to sell wholesale power at market-based rates. Brooklyn Union also has an ownership interest in another power marketer, PowerNet. PowerNet is a general partnership comprised of two general partners: PowerNet Corporation (unaffiliated with Brooklyn Union) and Lumen Transmission Corp. ("Lumen"). Lumen is a wholly-owned subsidiary of Gas Energy Inc., which in turn is a wholly-owned subsidiary of Brooklyn Union. PowerNet is authorized by FERC to charge market-based rates pursuant to a letter order issued April 22, 1994, in Docket No. ER94-931-000. PowerNet has made no sales of power at wholesale and holds no contracts for the sale of such power and the partnership has been dissolved. A Notice of Cancellation to terminate the FERC rate schedule will be filed with FERC shortly or the rate schedule will be transferred to PowerNet Corporation. Thus, while Brooklyn Union has two affiliates that have been authorized to sell wholesale power at market-based rates, neither has done so. Therefore, none of Brooklyn Union's affiliates will be engaged in activities subject to the FPA at the effective date of the business combination. Brooklyn Union does not own, operate or control any electric transmission or distribution facilities and, as of the date the business combination is consummated, will not own, operate or control any electric generation facilities.

III.  DESCRIPTION OF TRANSACTION

      LILCO and Brooklyn Union propose a tax-free, stock-for-stock transaction in accordance with the terms and conditions of the "Amended and Restated Agreement and Plan of Exchange," dated as of February 6, 1997, among Brooklyn Union, LILCO and HoldCo ("Exchange Agreement").7 The Exchange Agreement, which reflects the terms and conditions of their agreement, is the result of discussions initiated by LILCO and Brooklyn Union in response to the dramatic changes that have been occurring in the electric and gas industries. Regulatory initiatives at the federal and state levels have resulted in an increasingly competitive environment in which traditionally highly-regulated, asset-based utilities have been transformed into less-regulated, market-driven energy service providers. LILCO and Brooklyn Union, like most utilities in the country, have been engaged in an ongoing evaluation of their operations to determine how best to respond to the challenges posed by this industry revolution. The two companies initiated exploratory discussions several years ago to determine whether some form of business arrangement might enable LILCO to reduce its electric and gas rates, as well as provide a mutually beneficial vehicle for competing in the increasingly commoditized energy marketplace. In December 1996, Brooklyn Union and LILCO reached an agreement on the terms and conditions of a business combination and revised that agreement on February 6, 1997.
      The Exchange Agreement provides that, following its adoption by the common stock shareholders of LILCO and Brooklyn Union and the satisfaction or waiver of certain other conditions, each share of Brooklyn Union common stock will be exchanged for one share of HoldCo common stock, and each shares of LILCO common stock will be exchanged for .803 shares of HoldCo common stock. Each share of Brooklyn Union preferred stock and LILCO preferred stock will be unchanged and remain the outstanding stock of each respective company thereafter. Based on the capitalization of Brooklyn Union and LILCO as of the date of the Exchange Agreement, the shareholders of LILCO common stock would own 66% of the common stock of HoldCo, and shareholders of Brooklyn Union common stock would own 34% of the common stock of HoldCo, if the share exchanges were consummated as of such date.

      The respective obligations of LILCO and Brooklyn Union to effect the share exchanges are subject to a number of conditions set forth in the Exchange Agreement, including, but not limited to the following: (a) the approval of the Exchange Agreement by two-thirds of the common stock of both Brooklyn Union and LILCO; (b) obtaining all required Federal and State approvals; (c) the approval by the NYPSC of long term rate plans for LILCO and Brooklyn Union; and (d) the closing of the share exchanges contemplated under the Exchange Agreement by no later than December 29, 1997, provided, however, that under certain conditions, such date may be extended to June 30, 1998.

         Pursuant to the Exchange Agreement, LILCO and Brooklyn Union each have agreed to

--------

     7 The Exchange Agreement is attached hereto as Appendix L to Exhibit G.

conduct their businesses in a certain manner until the closing of the transaction. Among other things, each has agreed to: (a) not acquire any substantial interest in any other entity, other than in the ordinary course; (b) not take any action that would prevent HoldCo from accounting for the transactions to be effected pursuant to the Exchange Agreement as a pooling of interest; (c) not incur or guarantee any indebtedness of another person (other than indebtedness incurred to refinance existing indebtedness); (d) not commence construction of any additional electric generating, transmission, or delivery capacity and not obligate itself to acquire or dispose of any electric generating, transmission or delivery capacity; and (e) not make any filing to change its rates on file with the NYPSC that would have a material adverse effect on the benefits associated with the transaction.

IV.   CORPORATE STRUCTURE OF HOLDCO

      Upon Commission approval of this Application, and the receipt of necessary shareholder an other approvals described herein, LILCO and Brooklyn Union will engage in the share exchanges under Section 913 of the Business Corporation Law of New York. As a result of these exchanges, LILCO and Brooklyn Union each will be a direct wholly-owned subsidiary of HoldCo. At the same time or shortly thereafter, it is anticipated that HoldCo will form a Corporate Service Subsidiary to provide administrative and management services to the combined company. Operation of the jurisdictional facilities will remain with the LILCO subsidiary. The common stock of Brooklyn Union and LILCO will be delisted, and HoldCo will enter into a new listing agreement with the New York Stock Exchange for the listing of HoldCo's common stock. The current common stock plans of LILCO and Brooklyn Union will be replaced by plans that will provide for the purchase of the common stock of HoldCo, rather than the stock of Brooklyn Union or LILCO, as the case may be. The long-term debt of LILCO, which currently consists of taxable Debentures and General and Refunding Bonds, and tax-exempt Industrial Development Revenue Bonds, Pollution Control Revenue Bonds, and Electric Facilities Revenue Bonds, will remain the obligation of LILCO. The long-term utility debt of Brooklyn Union, which currently consists only of tax-exempt Gas Facilities Revenue Bonds issued by the New York State Energy Research and Development Authority, will remain the obligation of Brooklyn Union. The long term debt of Brooklyn Union's unregulated subsidiaries will remain the direct obligations of such subsidiaries. There will be no change in the outstanding preferred stock of either LILCO or Brooklyn Union.

V.    ACCOUNTING TREATMENT

      In the Merger Policy Statement, the Commission stated that it would no longer consider the proposed accounting treatment of a merger as a separate factor in its evaluation of the merger. 61 Fed. Reg at 68,604. The Merger Policy Statements provides that "proper accounting treatment is simply a requirement for all mergers." ID. (citations omitted).

      The LILCO-Brooklyn Union transaction will be accounted for as a pooling of interests, under which the combined assets, liabilities, and earnings of HoldCo, Brooklyn Union, and LILCO immediately after the combination as reflected in their financial statements will be equal to the combined assets, liabilities, and earnings of Brooklyn Union and LILCO immediately before the business combination. LILCO will submit the proposed final accounting for the transaction to the Commission within six months after the combination is consummated.

VI.   APPROVALS REQUIRED

      In addition to the approval of the Commission, the following regulatory approvals or notices are required:

     A. NEW YORK STATE PUBLIC SERVICE COMMISSION. The utility operations of both LILCO and Brooklyn Union are subject to the comprehensive regulatory jurisdiction of the NYPSC, which must approve the binding share exchanges that effect the business combination. Section 70 of the New York Public Service Law provides that the NYPSC's consent to the binding share exchanges may not be given unless there is a showing that the binding share exchanges are in the public interest. As part of its review the NYPSC may consider such matters as the effect of the share exchanges on the ability of LILCO and Brooklyn Union to continue to provide safe and adequate service at just and reasonable rates, including the impact on the customer service, rates, and financial integrity of Brooklyn Union and LILCO, as well as the impact on the competitive environment for each of the companies. On March 14, 1997, LILCO and Brooklyn Union filed a joint petition for NYPSC approval of their proposed transaction.8

     B. SECURITIES AND EXCHANGE COMMISSION. HoldCo will own all of the common stock of LILCO and Brooklyn Union upon the consummation of the share exchanges, and thus will be a public utility holding company under the Public Utility Holding Company Act ("PUHCA"). Consummation of the share exchange will require the approval of the SEC under Sections 9(a)(2) and 10 of PUHCA. It is contemplated that HoldCo will qualify for an exemption from registration under PUHCA, as a "predominantly intrastate" public utility holding company, under Section 3(a)(1) of that Act and will file a statement with the SEC claiming such exemption.

--------
                   8 SEE,"Joint   Petition   on  Share   Exchanges,   Prospectus
          Transfers  and  Amendment  of  Holding  Company   Agreement"   ("Joint
          Petition") attached hereto as Exhibit G.

      C. NUCLEAR REGULATORY COMMISSION. Operation of the Nine Mile Point Nuclear Power Station Unit 2, a nuclear generating facility in which LILCO has an 18% ownership interest, is subject to regulation by the Nuclear Regulatory Commission ("NRC"). Accordingly, LILCO will provide the NRC notice, and seek approval, of the business combination shortly after the date of this Application and will, thereafter, provide any information requested by the NRC.

      D. HART-SCOTT-RODINO. Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended ("HSR"), the share exchanges may not be consummated until the requisite notifications and report forms have been filed with the Antitrust Division of the Department of Justice and the Federal Trade Commission and the HSR waiting period requirements have been satisfied. It is anticipated that the Applicant will make such filing on or about July 1, 1997.

VII.  THE PROPOSED REORGANIZATION FULLY SATISFIES THE
      REQUIREMENTS OF SECTION 203 OF THE FPA AND THE
      COMMISSION'S MERGER POLICY STATEMENT

      A.  THE EFFECT OF THE BUSINESS COMBINATION ON EXISTING
          COMPETITION

      As described in the Prepared Direct Testimony of Dr. Robert Spann,9 the proposed business combination does not raise any competitive issues. Dr. Spann's testimony addresses the effects the transaction will have on wholesale electric markets, on competition between electricity and gas, and on retail gas competition. While Brooklyn Union currently has ownership interests in four cogeneration units through its subsidiaries, it will divest its ownership interest in these projects prior to the closing of the combination. Brooklyn Union will therefore own no generation facilities and the effect of the combination on the combined entity's generation market power will be zero. The transaction can also have no adverse effects on transmission because Brooklyn Union
--------
          9 Dr. Spann's testimony is attached as Attachment 2.

has no transmission.

      As noted above, Brooklyn Union's subsidiaries, KeySpan and PowerNet are authorized to sell power in interstate commerce for resale at market-based rates; however, neither one has made any sales as of the date of this Application. KeySpan, concurrently herewith, is canceling the rate schedule approved in Docket No. ER96-2985-000 and Brooklyn Union either will have the PowerNet rate schedule cancelled, or transferred to PowerNet Corporation which is unaffiliated with Brooklyn Union. The business combination of Brooklyn Union and LILCO will therefore have no effect on competition in wholesale electric markets.

      Dr. Spann also testifies that the combination will not enable LILCO and Brooklyn Union to favor LILCO or KeySpan over competing sellers of power in providing natural gas sales or distribution service. The NYPSC has restructured the retail gas industry in New York to require open transmission access for gas. LILCO and Brooklyn Union have been cited by the NYPSC as being the two New York utilities who have most aggressively opened up gas commodity competition within their service territories. As noted in the Joint Petition attached as Exhibit G, approximately 91 percent of all customers in the State of New York using aggregated transportation service are located in LILCO and Brooklyn Union's service territories. Dozens of gas marketers now sell in both. Thus, as Dr. Spann concludes, the existence of open gas commodity markets in LILCO's and Brooklyn Union's service territories ensures that the combination cannot adversely affect the sale of gas to electric generation units of existing or potential electric power competitors nor, for that matter, could it adversely affect any sales of gas at retail.

      For the same reason, the proposed combination will have no negative impact on gas-to- electric competition. Although there are currently few instances where gas and electricity have competing applications, where they do exist, the combination would have no adverse effect on competition because (a) LILCO's electric service area does not overlap the Brooklyn Union gas service area and
(b) there are sufficient marketers and potential marketers unaffiliated with the two companies that sell or could sell within the LILCO and Brooklyn Union service territories to support vigorous competition. For the same reasons, and because neither LILCO nor Brooklyn Union is a seller of fuel oil, the transaction will have no effect on inter-fuel competition between fuel oil, natural gas and electricity.

      B.  THE PROPOSED TRANSACTION'S EFFECT ON CUSTOMERS

      As described in the Direct Prepared Testimony of Adam M. Madsen,10 the proposed combination will not adversely affect any of LILCO's wholesale power sales or wheeling customers. LILCO projects that while the cost savings attributable to the synergies achieved by the transaction are, in most part, several years in the future, the costs of the combination are expected to occur primarily in the first two years. These savings and costs will almost exclusively be in Administrative and General ("A&G") accounts, other than gas cost savings. In order to hold
--------

          10 Mr. Madsen's testimony is appended as Attachment 3.

harmless wholesale power sales and wheeling customers, LILCO proposes not to increase costs in the A&G category in its rates for the first three years after the transaction is consummated. Thus, LILCO commits to holding harmless all its wholesale power purchase and wheeling customers from the effects of the business combination while allowing them the opportunity of enjoying applicable business combination savings.

      Moreover, even if LILCO were not committing to a hold harmless provision, LILCO's power sales customers are otherwise protected from any adverse effects of the combination. LILCO has very few wholesale customers, and none of these are full requirements customers. LILCO makes no sales at wholesale other than economy sales and very short-term (less than 12 months) sales of capacity; most of its agreements are for as-available service and mutual assistance short-term back-up. The Merger Policy Statement encourages applicants to negotiate the particular form of rate protection they propose with their customers and favors an open season as a form of protection. Because of the nature of LILCO's power sales contracts and tariff, however, all power purchase customers effectively already have a continuing open season because they have a choice of wholesale power seller. Similarly, among LILCO's four transmission customers, the longest contract term is with NYPA. NYPA's wheeling agreements have a two-year termination clause. LILCO has offered NYPA the opportunity of shortening this two-year period in order to provide NYPA the choice of switching to LILCO's Open Access Transmission Tariff.

     LILCO will commit to, and is already in the process of, contacting wholesale customers to whom it sold power over the past two years and the transmission customers with which it has contracts outside of its Open Access Transmission Tariffs in order to discuss the impact on them of the combination and will provide them with a copy of this application.

      C.  THE PROPOSED TRANSACTION'S EFFECT ON REGULATION

      In the Merger Policy Statement, the Commission made clear that an application will not be deemed to raise any issue as to the effect on regulation if (a) the merger will not create, or maintain the existence of, a registered holding company, and (b) the merger will be subject, under state statute, to review by a state commission.11
      This transaction satisfies both conditions. First, as set forth above, the holding company that will be formed as the parent of LILCO and Brooklyn will be exempt from registration under Section (3)(a)(1) of PUHCA because it will be a predominately intrastate holding company. HoldCo will file the necessary statement with the SEC claiming such exempt status. Second, for the combination to be consummated, the approval of the NYPSC is necessary. The share exchange on which the transaction is based must be approved under Section 70 of the Public Service Law of New York State, as must the associated issues of property transfers, the amendment to Brooklyn Union's Holding Company Agreement previously approved by the NYPSC12 and the multiyear rate plans specified in the Exchange Agreement. Therefore, the
--------

     11 ID. at 68,604.

     12 Brooklyn Union was authorized by the NYPSC to reorganize into a holding company by order issued September 25, 1996, but has never effectuated such reorganization. RE THE BROOKLYN UNION GAS COMPANY, 173 PUR4th 339 (1996).

NYPSC has full authority to determine whether the proposed transaction is in the public interest and, based on that assessment, approve, approve with conditions or reject the associated transactions.

      D.  THE PROPOSED TRANSACTION PROMOTES THE PUBLIC INTEREST

      FERC Order Nos. 636 and 888 have brought about fundamental changes in the wholesale gas and electric industries. Utilities that were once heavily regulated and rate-base driven are now competing in markets in which profits depend on value-added, customized services and products. The NYPSC's Opinion No. 94-26 in Case 93-G-0932 (The Gas Industry Restructuring Case) and its Order
96-12 in Case 94-E-0952, ET AL. (the Electric Competitive Opportunities Case) are completing this transition in New York State at the retail level. These dramatic changes have presented traditional utilities with enormous challenges and opportunities.

     To respond to these challenges and opportunities, energy providers have turned increasingly to economies of scale and scope, and diversification of products and services. Recent electric and gas utility mergers, similar to the transaction proposed herein, perhaps best exemplify these industry trends. These include (a) the Enova Corporation and Pacific Enterprises, Inc. merger, announced in October 1996; (b) the United Cities Gas Company and Atmos Energy Corp. merger, announced in July 1996; (c) the NorAm Energy Corp. and Houston Industries Incorporated merger, announced in August 1996; (d) the Duke Power Co. and PanEnergy Corp. merger filed with the Commission on February 3, 1997; (e) the merger of Enron Corporation and Portland General Corporation, which the Commission approved in an order issued on February 26, 199713 ("Enron Merger Order"); and (f) the Public Service Company of Colorado and Southwestern Public Service Company merger, which the Commission approved in an order issued March 12, 1997. Just as these entities have sought new applications and improved efficiencies through merger, the reorganization and combination described herein are necessary to enable LILCO and Brooklyn Union to compete more effectively in converging energy markets by offering a wider variety of products and services to their customers and reducing their rates to consumers. As Adam M. Madsen concludes in his Prepared Direct Testimony, the proposed combination is expected to enable LILCO and Brooklyn Union to exploit business opportunities and growth potential for regulated utility services in both LILCO's and Brooklyn Union's service territories, as well as business opportunities and growth potential for unregulated service in a broader geographic market.

VIII.THE COMMISSION'S  FINDINGS IN THE  ENRON-PORTLAND  ELECTRIC MERGER CASE ARE
     APPLICABLE TO THE LILCO-BROOKLYN UNION COMBINATION

      In the Enron Merger Order issued February 26, 1997 in Docket No. EC96-36-000 ET AL., the Commission found that a vertical merger between an electric public utility (Portland Electric)
--------
1378 FERC P.  61,179 (1997).

and an integrated energy company engaged primarily in the natural gas business (Enron) was in the public interest. The commission found that the proposed merger would have no adverse effect on electric competition as a result of consolidation of electric generation facilities because Enron's ownership of generation resources (some 333 Mw) is insignificant in light of the amounts of capacity associated with that merger. MIMEO at 20. The Commission also found that there was no vertical market power concern raised regarding Enron's ability to control gas supplies to other gas-fired generators who might compete with Portland Electric because of the access conditions for natural gas supplies. MIMEO at 21. The Commission noted that Enron's pipelines are open- access transporters and there are additional pipelines that deliver gas to Portland Electric's service territory. ID. There was thus no indication that Enron could restrict gas supply in order to drive up costs to Portland General's competitors. ID.

      The Commission's findings in the Enron Merger Order are equally applicable in the instant case. If anything, the combination of LILCO and Brooklyn Union presents even LESS concern than that of Enron and Portland Electric because Brooklyn Union owns NO generation, transmission or distribution facilities. Additionally, the combination presents no concerns with respect to the ability of Brooklyn Union to control gas supplies to other gas-fired generators who might compete with LILCO because Brooklyn Union is required by its NYPSC tariff to transport gas on its distribution system for third parties. Consistent with its holding regarding the merger of Enron and Portland Electric, the Commission should therefore find that the combination of LILCO and

Brooklyn Union poses no threat to competition in the wholesale electric markets.

IX. LONG ISLAND POWER AUTHORITY PROPOSAL

      The LIPA transaction discussed in newspaper reports is likely to involve the purchase by LIPA of LILCO's transmission and distribution system, LILCO's regulatory assets, and some or all of LILCO's upstate generation. At the same time, it is a matter of public record that apart from the proposed transaction with LILCO, LIPA owns no generation or transmission assets, does not control any generating capacity via contract, and is not involved in any way with the transportation or sale of natural gas. Based on the foregoing, the proposed transaction between the HoldCo entity and LIPA would raise no new issues that would require additional or new competitive analysis by FERC staff and intervenors over and above the competitive analysis already conducted for the Brooklyn Union-LILCO combination. The LIPA transaction would not involve a consolidation of any electric or gas facilities, and in particular would not result in any addition to the gas or electricity assets owned or controlled by the LILCO/Brooklyn Union combined entity. Thus, the proposed LIPA transaction raises no new competitive issues.

X.    INFORMATION REQUIRED BY SECTION 33.2 OF FERC'S REGULATIONS

      In further support of this application, LILCO submits the following information required by Part 33 of the Commission's Regulations, 18 C.F.R. Sec.
33.2 (1996).

      A. SECTION 33.2(A) THE EXACT NAME AND ADDRESS OF THE PRINCIPAL BUSINESS OFFICE.

      The name and address of the Applicant is as follows:

          Long Island Lighting Company
          175 East Old Country Road
          Hicksville, New York  11801


      B. SECTION 33.2(B) NAME AND ADDRESS OF THE PERSON AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS IN RESPECT TO THE APPLICATION.

      The names and addresses of the persons authorized to receive notice and communications on behalf of Long Island Lighting Company with respect to this application are:

          Leonard P. Novello,
          Senior Vice President and
          General Counsel
          Richard A. Visconti
          Assistant General Counsel
          Long Island Lighting Company
          175 East Old Country Road
          Hicksville, New York 11801
          (516) 545-5586

          - AND -

          Arnold Quint, Esq.
          William F. Young, Esq.
          O. Julia Weller, Esq.
          Hunton & Williams
          1900 K Street, N.W., 12th Floor
          Washington, D.C.  20006-1109
          (202) 955-1500

      LILCO requests that the names of these persons be placed upon the official service list compiled by the Secretary of the Commission for this proceeding.

     C.   SECTION  33.2(C)  DESIGNATION OF TERRITORIES  SERVED,  BY COUNTIES AND
          STATES.

     LILCO provides electric and gas service in the counties of Nassau and Suffolk, and a portion of the borough of Queens known as the Rockaway Peninsula -- all within the State of New York.

     Brooklyn Union provides gas service in the New York City boroughs of Brooklyn, Staten Island and in two-thirds of the borough of Queens, all within the State of New York. Brooklyn Union and its subsidiaries have energy-related investments in gas and oil exploration and production in the United States and Canada, gas pipeline transportation and storage, marketing and other related services.
     A map of the generating and transmission facilities owned by LILCO is attached as Exhibit I. A map of the LILCO and Brooklyn Union service territories is appended ad Attachment 1. All of the thermal and internal combustion generating facilities shown on Attachment 1 are those of LILCO with the exception of one 345 KV underground transmission line from East Garden City to Dunwoodie, which belongs to NYPA. The Nine Mile Point Nuclear Unit 2 is shown on
Exhibit I in the diagonal box in the northwest area of New York State on Lake Ontario.

     D. SECTION 33.2(D) A GENERAL STATEMENT BRIEFLY DESCRIBING THE FACILITIES OWNED OR OPERATED FOR TRANSMISSION OF ELECTRIC ENERGY IN INTERSTATE COMMERCE OR THE SALE OF ELECTRIC ENERGY AT WHOLESALE IN INTERSTATE COMMERCE.

         1.  LILCO
     A general description of LILCO's facilities for transmission of electric energy in interstate commerce or the sale of electric energy at wholesale in interstate commerce is set forth in Section II.A. above, and is incorporated herein by reference.

     2. BROOKLYN  UNION

     Brooklyn Union will own no transmission or generation facilities as of the date of the closing of the transaction. Brooklyn Union, through its affiliates Gas Energy Inc. and Gas Energy Cogeneration Inc., currently has ownership interest in four QF plants but will divest itself of such interests prior to the merger. Brooklyn Union's affiliate, KeySpan, has a rate schedule on file with the Commission which is canceling concurrently herewith, but has no contracts for the sale of power nor any resource contracts.14 Brooklyn Union's subsidiary Lumen owns a 50 percent share in PowerNet which has a rate schedule on file with the Commission which will either be cancelled or transferred to the non-affiliated owners of PowerNet. Brooklyn Union will therefore have no jurisdictional facilities at the time the combination is consummated.

--------

         14 The FERC has ruled that wholesale power contracts are "jurisdictional facilities," thereby bringing wholesale power marketers under its FPA jurisdiction. CITIZENS ENERGY CORPORATION, 35 FERC P. 61, 198 at 61, 452-53 (1986); ENRON POWER MARKETING, 65 FERC P. 61, 305 at 62, 405 (1993).

     E. SECTION 33.2 (E) WHETHER THE APPLICATION IS FOR DISPOSITION OF FACILITIES BY SALE, LEASE OR OTHERWISE, A MERGER OR CONSOLIDATION OF FACILITIES OR FOR PURCHASE OR ACQUISITION OF SECURITIES OF A PUBLIC UTILITY, ALSO A DESCRIPTION OF THE CONSIDERATION, IF ANY AND THE METHOD OF ARRIVING AT THE AMOUNT THEREOF.

     This application involves the proposed combination of two companies: LILCO, which is a FERC jurisdictional utility under the FPA, and Brooklyn Union which is not a FERC jurisdictional utility under the FPA. As described in Section III, above, the consideration for the transaction consists of an exchange of stock between LILCO and HoldCo and Brooklyn Union and HoldCo. This application does not involve the disposition, by sale or lease, of jurisdictional facilities. LILCO and Brooklyn Union will continue to operate as separate subdivisions of HoldCo.

     F. SECTION 33.2 (F) A STATEMENT OF FACILITIES TO BE DISPOSED OF, CONSOLIDATED, OR MERGED, GIVING A DESCRIPTION OF THEIR PRESENT USE AND OF THEIR PROPOSED USE AFTER DISPOSITION, CONSOLIDATION, OR MERGER. STATE WHETHER THE PROPOSED DISPOSITION OF FACILITIES OR PLAN FOR CONSOLIDATION OR MERGER INCLUDES ALL THE OPERATING FACILITIES OF THE PARTIES TO THE TRANSACTION.

     A description of the jurisdictional facilities to be combined is contained in X.D. above. The proposed transaction includes all of the jurisdictional and non-jurisdictional facilities of LILCO and Brooklyn Union, except for Brooklyn Union's investment in the QF plants, which it will divest before the transaction is consummated. The use of the operating facilities will be unaffected by the combination. LILCO and Brooklyn Union will continue to operate their respective facilities as they do today.

     G. SECTION 33.2(G) A STATEMENT OF THE COST OF THE FACILITIES INVOLVED IN THE SALE,LEASE, OR CONSOLIDATION.

     Except to the extent that HoldCo will hold all of the common stock in LILCO, no jurisdictional facilities are being transferred as a result of the proposed transaction. After the transaction is consummated, LILCO will continue to exercise control over its jurisdictional facilities. The book costs of the facilities involved are contained in the balance sheets attached hereto as Exhibit C. LILCO's jurisdictional facilities are currently accounted for pursuant to the Commission's Uniform System of Accounts, and will continue to be so accounted for after the transaction is completed.

     H. SECTION 33.2(H) A STATEMENT AS TO THE EFFECT OF THE PROPOSED TRANSACTION UPON ANY CONTRACT FOR THE PURCHASE, SALE, OR INTERCHANGE OF ELECTRIC ENERGY.

     The proposed transaction will have no material effect upon any existing contract for the purchase, sale, or interchanges of electricity. LILCO will maintain its corporate existence and remain bound by the contracts into which it has entered.

     I. SECTION 33.2(I) A STATEMENT AS TO WHETHER OR NOT ANY APPLICATION WITH RESPECT TO THE TRANSACTION OR ANY PART THEREOF IS REQUIRED TO BE FILED WITH ANY OTHER FEDERAL OR STATE REGULATORY BODY.

     The proposed transaction requires regulatory filings with the NYPSC, the NRC, and the SEC. A copy of the NYPSC filing is attached as Exhibit G to this Application. The others will be provided to the Commission once they are submitted to the appropriate regulatory agencies. The proposed transaction is also subject to the requirement that LILCO and Brooklyn Union submit to the Department of Justice and the Federal Trade Commission the notification and report for filings specified by the Hart-Scott-Rodino Antitrust Improvements Act. Those filings are expected to be made within a few months of this filing.

     LILCO and Brooklyn Union pledge to supplement the record in this docket by providing copies of any orders involving the proposed combination which are issued by any of the regulatory authorities identified above.

     J.  SECTION  33.2(J) THE FACTS RELIED UPON BY  APPLICANTS  TO SHOW THAT THE
         PROPOSED  DISPOSITION,   MERGER,  OR  CONSOLIDATION  OF  FACILITIES  OR
         ACQUISITION OF SECURITIES WILL BE CONSISTENT WITH THE PUBLIC INTEREST.

     The facts relied upon to prove that the proposed transaction is consistent with the public interest are contained in this application and the accompanying direct testimony. They are incorporated herein by reference.

     K. SECTION 33.2(K) A BRIEF STATEMENT OF FRANCHISES HELD, SHOWING DATE OF EXPIRATION IF NOT PERPETUAL.

     LILCO holds franchises to place electric facilities in the public rights of way in the streets, highways, and public places in the Counties of Nassau and Suffolk and on the Rockaway Peninsula in the Borough of Queens, in the City. LILCO has received all necessary consents of municipal authorities and the NYPSC to exercise such franchises. Copies of such franchises are on file with the NYPSC. None of these franchises is being transferred or is otherwise affected by the proposed business combination. Neither Brooklyn Union nor its subsidiaries hold any retail franchises for the sale or transmission of electricity.

     L. SECTION 33(L) A FORM OF NOTICE SUITABLE FOR PUBLICATION IN THE FEDERAL REGISTER, WHICH WILL BRIEFLY SUMMARIZE THE FACTS CONTAINED IN THE APPLICATION IN SUCH WAY AS TO ACQUAINT THE PUBLIC WITH ITS SCOPE AND PURPOSE.

     Such draft notice is provided as an attachment to the transmittal letter that accompanies this Application. As required by the Commission's Final Rule in Order No. 593, REVISION OF FORM OF NOTICE REQUIREMENTS, FINAL RULE, Docket No. RM96-16-000 (issued January 2, 1997); 62 Fed. Reg. 1,281 (January 9, 1997), an
electronic version of the draft notice is also submitted on a 3 1/2" diskette, in WordPerfect 5.1 format.

XI.  REQUIRED EXHIBITS

     In accordance with Section 33.3 of the Commission's regulations, LILCO has attached Exhibits A through I.

XII. CONCLUSION:  REQUEST FOR EXPEDITED REVIEW

     The Commission's new Merger Policy Statement declares that an objective of the new guidelines is to provide "greater regulatory certainty and expedition of regulatory action in order to respond quickly to rapidly changing market conditions."15 Market conditions nationwide and in New York are changing rapidly. Competition in energy services at both the wholesale and retail levels is experiencing dramatic redefinition. The business combination of LILCO and Brooklyn Union would enhance competition by the formation of an additional entity that can vigorously compete in the newly emerging nation-wide (and world-wide) energy
--------
        15  61 Fed. Reg. 68,596.

marketplace. Expeditious review of the instant Application is necessary to enable HoldCo to participate in this market.

     The instant Application clearly demonstrates that the proposed restructuring and business combination of LILCO and Brooklyn Union will have no adverse effects on competition in any market, that LILCO's wholesale and transmission customers will be held harmless from any possible rate effects of the transaction and that business combination is consistent with the public interest. The NYPSC will examine the effects of the restructuring and business combination, if any, on retail competition and retail customers; the effects on wholesale (I.E., FERC-jurisdictional) competition, rates, and regulation are easily assessed based on the information provided herein and do not require an evidentiary hearing. There are no material issues of fact that require an evidentiary hearing.

     Therefore, LILCO requests that the Commission grant this application within the 150- day processing time set forth in the Merger Policy Statement, but, in any event, no later than March 1, 1998.

                        Respectfully submitted,

Arnold H. Quint, Esq.                     Leonard P. Novello
William J. Young, Esq.                    Senior Vice President and
O. Julia Weller, Esq.                     General Counsel
Hunton & Williams                         Long Island Lighting Company
1900 K Street, N.W.                       175 East Old Country Road
Washington, D.C.  20006                   Hicksville, New York  11801
Counsel

                                        By /s/ RICHARD A. VISCONTI/OJW
                                        ------------------------------
                                        Richard A. Visconti
                                        Assistant General Counsel

March 17, 1997

                           UNITED STATES OF AMERICA
                                  BEFORE THE
                     FEDERAL ENERGY REGULATORY COMMISSION

Long Island Lighting Company        )                Docket No. EC97-___-000



                 VERIFICATION PURSUANT TO 18 C.F.R. SEC. 33.7

STATE OF NEW YORK       )
                        :
COUNTY OF NASSAU             )


      ANTHONY NOZZOLILLO, being duly sworn, deposes and says: that he is Senior Vice President - Finance and Chief Financial Officer of Long Island Lighting Company, one of the Applicant above named; that he has read the foregoing Application and knows the contents thereof; and that the same is true to the best of his knowledge, information and belief.

                        /S/ ANTHONY NOZZOLILLO
                        ----------------------
                        ANTHONY NOZZOLILLO
                        Senior Vice President - Finance
                           and Chief Financial Officer


Sworn to before me this
14th day of March, 1997

/S/ HELEN R. DUFFY
------------------
  Notary Public

Helen R. Duffy
Notary Public, State of New York
No. 4827371, Suffolk County
Term Expires September 30, 1997

                           UNITED STATES OF AMERICA
                                  BEFORE THE
                     FEDERAL ENERGY REGULATORY COMMISSION

Long Island Lighting Company        )               Docket No. EC97-___-000


                                 VERIFICATION

STATE OF NEW YORK       )
                        :
COUNTY OF NASSAU        )


      VINCENT D. ENRIGHT, being duly sworn, deposes and says: that he is Senior Vice President and Chief Financial Officer of The Brooklyn Union Gas Company; that he has read the foregoing Petition and knows the contents thereof; and that the same is true to the best of his knowledge, information and belief.

                   /S/ VINCENT D. ENRIGHT
                   ----------------------
                  VINCENT D. ENRIGHT
                  Senior Vice President and
                  Chief Financial Officer


Sworn to before me this
13th day of March, 1997

/S/ RICHARD A. RAPP JR.
-----------------------
      Notary Public

Richard A. Rapp, Jr.
Notary Public, State of New York
No. 4805668
Qualified in Suffolk County
Commission Expires July 31, 1997

                                                                 Exhibit D-1.2

                       UNITED STATES OF AMERICA 80 FERC
                     FEDERAL ENERGY REGULATORY COMMISSION


Long Island Lighting Company )                 Docket No. EC97-19-000

                   ORDER APPROVING DISPOSITION OF FACILITIES

                            (Issued July 16, 1997)

Before Commissioners: James J. Hoecker, Chairman; Vicky A. Bailey, William L. Massey, and Donald F. Santa, Jr.

                               I. Introduction

On March 17, 1997, as amended on March 18, 1997, Long Island Lighting Company (LILCO) filed an application pursuant to section 203 of the Federal Power Act
(FPA) [FN1] for approval of a proposed merger of LILCO and Brooklyn Union Gas Company (Brooklyn Union). Under the terms of the proposed corporate restructuring, LILCO and Brooklyn Union will form a holding company temporarily called HoldCo, with LILCO and Brooklyn Union becoming wholly owned subsidiaries of the new holding company. LILCO requests approval of the merger without a hearing because it claims the merger will not affect competition and will not have an adverse effect on rates or regulation.

As discussed below, the Commission concludes that the proposed disposition of jurisdictional facilities that will take place in conjunction with the corporate restructuring will not result in any increase in market power and will not result in any increase in the potential for the merged entity to exercise market power that could adversely affect wholesale power markets. Thus, we approve the proposed disposition, conditioned on LILCO's and Brooklyn Union's complying with the commitments they have made in this proceeding.

II. Description of the Participants, the Transaction and the Application

A. Description of the Participants

1. LILCO

LILCO is a gas and electric utility that provides wholesale and retail electric and gas service to approximately 1 million electric customers and about 460,000 gas customers in the counties of Nassau and Suffolk and on the Rockaway Peninsula in the Borough of Queens, all on Long Island in the state of New York. LILCO's retail rates and services are regulated by the Public Service Commission of New York (New York Commission). LILCO has no full requirements wholesale customers or wholesale customers with long-term purchase contracts. [FN2] It operates a diversified generating system consisting of 3,978 megawatts (MW) of capacity from gas and oil-fired generating facilities and gas-fired combustion turbine facilities on Long Island. LILCO also owns a 18% interest (203 MW) in the Nine Mile Point Nuclear Power Station Unit 2 located in northern New York.

LILCO purchases approximately 350 MW of power from independent power producers on Long Island and approximately 210 MW of power from the Fitzpatrick nuclear plant and the Blenheim-Gilboa pumped storage facility owned by the New York Power Authority (NYPA). LILCO owns approximately 1,200 miles of transmission lines at 138 kV or less on Long Island, and jointly owns one 138 kV and one 345 kV interconnection that crosses Long Island Sound. LILCO provides electric transmission service to NYPA, the municipal distribution agencies of the counties of Nassau and Suffolk and Consolidated Edison Company of New York, Inc. LILCO is also a member of the New York Power Pool (NYPP).

Besides being a local distribution company (LDC), LILCO has investments in subsidiaries engaged in interstate pipeline transmission, gas storage and related natural gas services. LILCO does not have, and has not sought, Commission authorization to sell power at market-based rates. On February 13, 1997, LILCO refiled its Open Access Transmission Tariff in compliance with the Commission's order of January 29, 1997 in Docket No. OA96-38-001.

2. Brooklyn Union

Brooklyn Union is a LDC serving an area in New York City, immediately adjacent to LILCO's service territory. Except certain off-system transactions conducted by its gas marketing operation, Brooklyn Union sells entirely within New York City. Brooklyn Union also has investments in subsidiaries or other entities engaged in oil and gas exploration, development, production and marketing; interstate pipeline transmission; energy management services; cogeneration and independent power production; gas storage; and related services.

In particular, Brooklyn Union is the parent company of Gas Energy Inc. (GEI) and Gas Energy Cogeneration Inc. (GECI). Through these subsidiaries, Brooklyn Union currently invests in four cogeneration projects. [FN3] GEI has a wholly owned subsidiary, Lumen Transmission Corp. (Lumen), which is one of two general partners of PowerNet, G.P. (PowerNet), a power marketer. LILCO states that either a Notice of Cancellation terminating PowerNet's market-based rate schedule will be filed with the Commission shortly, or the rate schedule will be transferred, prior to consummation of the merger, to Brooklyn Union's non-affiliate, PowerNet Corporation. Brooklyn Union also owns KeySpan Energy Services, Inc. (KeySpan). KeySpan [FN4] and Lumen have been authorized to sell power at wholesale at market-based rates. KeySpan, concurrent with the proposed merger application, is filing a Notice of Rate Schedule Cancellation of its market-based rate schedule. [FN5] Accordingly, LILCO asserts that concurrent with the consummation of the merger, Brooklyn Union will not own, operate or control any electric generation facilities.

B. Description of the Transaction

The application states that LILCO and Brooklyn Union intend to consummate a tax-free, stock-for-stock transaction pursuant to the "Amended and Restated Agreement and Plan of Exchange" dated February 6, 1997. Under the terms of the agreement, LILCO and Brooklyn Union will become wholly owned subsidiaries of HoldCo, a newly-created holding company. The application also states that each share of existing Brooklyn Union common stock will be exchanged for one share of HoldCo common stock and each share of LILCO common stock will be exchanged for .803 of HoldCo common stock. The existing shares of LILCO and Brooklyn Union preferred stock will be unchanged and continue as outstanding stock of each respective company. The operation of facilities under the Commission's jurisdiction will remain with LILCO. The application also states that the proposed transaction will be accounted for as a pooling of interest, in which the combined assets, liabilities, and earnings of LILCO, Brooklyn Union, and HoldCo, immediately following the merger will be equal to the combined assets, liabilities, and earnings of LILCO and Brooklyn Union immediately prior to the merger.

C. Application for Approval under Section 203

1. Effect on Competition

LILCO did not perform a detailed competitive analysis as set forth in the Commission's Merger Policy Statement. [FN6] However, LILCO states that the proposed combination does not present any significant issues under the Commission's Merger Policy Statement because there is no overlap between the electric and gas service territory of LILCO and the gas service territory of Brooklyn Union. LILCO also asserts that the proposed combination will not adversely effect competition in the relevant wholesale electric market because Brooklyn Union does not presently own any electric transmission facilities and it will divest its present ownership interests in four cogeneration units prior to the closing of the transaction combining the companies.

Similarly, LILCO states that due to the existence of open access for gas transportation as required by the New York Commission, the proposed business combination will not adversely affect competition in the retail gas market. According to LILCO, the existence of open gas commodity markets and the presence of dozens of gas marketers doing business in LILCO and Brooklyn Union's service territories preclude the ability of the new entity to adversely affect the sale of gas to LILCO's electric generation competitors or to other retail gas consumers. LILCO also contends that with or without the merger, a gas-fired generator within the LILCO service area would have to purchase transportation services from LILCO in order to obtain gas deliveries to its generating facility. LILCO states that such transportation service is available to any generator on an open-access basis just as it is to other LILCO customers and, thus, the merger will not have an impact on the availability of gas supply to electric generation competition within the LILCO service territory. Finally, LILCO states that the transaction can have no adverse effects on electric transmission because Brooklyn Union has no transmission.

2. Effect on Customer Rates

LILCO states that it does not have any full requirements wholesale customers. Similarly, LILCO states that it has no contracts with wholesale customers for long-term capacity or energy. LILCO also claims that wholesale purchasers have the choice of buying power from LILCO under a power sales contract or buying from a third party and transmitting the power over LILCO's transmission facilities pursuant to LILCO's open access transmission tariff. Of its four current transmission agreements, the longest termination notice requirement is two years.

LILCO states that if the proposed combination is approved it will shorten that termination notice requirement from two years to the time period to be elected by the transmission customer.

LILCO also states that it will hold its wholesale customers harmless from any increases resulting from the proposed combination while making any savings available to those customers.

3. Effect on Regulation

LILCO argues that the merger will have no impact on the Commission's regulation of it because the merger will not result in any shift of federal regulatory authority. LILCO states that HoldCo will be predominantly an intrastate holding company and is therefore expected to be an exempt utility holding company under section 3(a)(1) of the Public Utility Holding Company Act of 1935 (PUHCA). With respect to state regulation, LILCO and Brooklyn Union will continue their utility operations as separate subsidiaries of HoldCo, and both will be subject to the regulation of the New York Commission.

4. LIPA Agreement

LILCO indicates that at the time of its filing of the instant application, negotiations were underway between LILCO, Brooklyn Union and the Long Island Power Authority (LIPA) regarding a possible agreement for LIPA's purchase of LILCO's transmission and distribution system, LILCO's regulatory assets and some or all of LILCO's generation capacity (LIPA Agreement). LILCO states that such an agreement, if finalized, would not affect the instant transaction and that the instant transaction is not contingent upon a successful agreement with LIPA. [FN7]

III. Notice of Application, Interventions, Comments, Protests and Answer

Notice of LILCO's application was published in the Federal Register, with comments, protests and interventions due on or before May 16, 1997. [FN8] Timely motions to intervene were filed by Central Hudson Gas & Electric Corporation; Consolidated Edison Company of New York, Inc.; Electric Clearinghouse, Inc.; NYPA; Niagara Mohawk Power Corporation; the Oil Heat Institute of Long Island, Inc.; and the Suffolk County Electrical Agency. The New York Commission filed a notice of intervention. On July 7, 1997, the Citizens Advisory Panel filed a late motion to intervene. The motions and notice raise no substantive issues. [FN9]

SEF Cogen Corp. (SEF); the County of Suffolk, New York (Suffolk); Trigen- Nassau Energy Corporation (Trigen-Nassau); and the Village of Freeport, New York and the Village of Rockville Centre, New York (collectively, Long Island Municipals) filed timely motions to intervene and protests to the application. SEF, Suffolk and the Long Island Municipals also request that hearings on the competitive impact of the proposed combination be held.

The Long Island Municipals request that the Commission reject the application or set for hearing the issues relating to LILCO's lack of a product market definition and analysis, vertical market power, inadequate ratepayer protection, and failure to address the proposed LILCO merger in light of the LIPA Agreement. Specifically, the Long Island Municipals are concerned that if the transaction is approved, opportunities would exist for the merged entity to use its combined electric and gas infrastructures in ways that would put competitors at a disadvantage in attempting to deliver energy services. Furthermore, the Long Island Municipals are concerned that the merged entity will be able to shift costs from electric generation or gas supply, where they have competition, to transmission, transportation, and distribution, where they do not have competition. Finally, the Long Island Municipals contend that LILCO and Brooklyn Union have the capacity and incentive to use their vertical market power to manipulate the price of gas and thus adversely affect competition among gas-fired generation providers.

SEF expresses concern about the effect that the merger of a gas and electric corporation can have on the electricity market at a time when that market is dominated by natural gas-fired facilities. SEF contends that because Long Island is a transmission constrained area, any abuse of monopoly power over gas transportation by the merged entity would impede the construction of any gas-fired electric generation plants that would be LILCO competitors. Accordingly, SEF argues that the Commission needs to ensure that there are no significant barriers to constructing new electric generating plants on Long Island.

Suffolk asks that the Commission defer action on the application until LILCO and Brooklyn Union file a supplemental application which would include the impact of the LIPA Agreement. Suffolk also requests that the Commission require LILCO to address the issues relating to post-merger competition, the cost structure of the merged entity, the increase in entry barriers, control of essential facilities, preferential access to critical information, potential for cost-shifting, brand name recognition and the ability to send a single combined bill.

Trigen-Nassau requests that the issues of the market power and rate protection be set for hearing. Trigen-Nassau also requests that the Commission impose such additional conditions on the merger as may be required to preserve competition, prevent abuse of market power and address the effect on retail competition. Additionally, Trigen-Nassau contends that the Commission should not rely on the existence of open-access gas distribution tariffs to mitigate market power, stating that the mere existence of these tariffs does not provide effective protection against favoritism. Due to mandatory and expensive ancillary gas transportation services requirements, Trigen-Nassau complains that neither LILCO's or Brooklyn Union's open-access programs represent a fully unbundled system that allows for economically viable access for all customers on an individual or aggregated basis.

On June 2, 1997, LILCO filed an answer to various requests filed by Long Island Municipals, SEF, Suffolk and Trigen-Nassau. [FN10] LILCO asserts that the Commission should deny Suffolk's and the Long Island Municipals' request that the Commission defer its consideration of the proposed merger until LILCO amends its application to include the LIPA agreement. Although LILCO agrees that the post-LIPA entity will look different from the holding company structure contemplated in the instant application, LILCO argues that: (1) the LILCO-Brooklyn combination will still go forward even if the LIPA transaction does not take place; (2) the Commission will need to address the LILCO reorganization separate and apart from the LIPA transaction; (3) the issues raised by the LIPA transaction do not overlap the issues raised by the proposed transaction with Brooklyn Union; and (4) Commission consideration of the proposed LILCO-Brooklyn Union transaction at this juncture will not be a waste of Commission time because different competitive analyses are required to evaluate the proposed corporate restructuring and any LIPA transaction.

LILCO contends that the Commission should reject the various requests for a hearing on those issues which are unrelated to the Brooklyn Union transaction or beyond the scope of the Commission's jurisdiction under the FPA. Further, LILCO states that the following issues involve retail rate or tariff matters that the New York Commission has either already addressed, or are under consideration in a current state commission proceeding: the effect of the merger on retail electric rates; retail gas competition; Brooklyn Union's retail natural gas service tariffs; and other proceedings concerning both LILCO's ancillary electric retail services to cogenerators and Brooklyn Union's retail gas service to cogenerators. LILCO claims that Trigen-Nassau's claims regarding the retail gas transportation tariffs of LILCO and Brooklyn Union are also subject to the jurisdiction of the New York Commission and therefore are not related to the instant transaction.

LILCO further argues that the Long Island Municipals' assertions concerning LILCO's failure to offer customers an "open season" as ratepayer protection;
stranded cost recovery; and LILCO's open access transmission tariff are mischaracterized or misplaced. LILCO claims that the requests for relief of Trigen-Nassau and the Long Island Municipals are related solely to an existing contract between NYPA and LILCO and should be denied as unrelated to LILCO's reorganization. [FN11]

In addition, LILCO states that the vertical market power issues raised by the Long Island Municipals are invalid, arguing that all of LILCO's and Brooklyn Union's gas customers pay the same tariff transportation rates. LILCO states that any potential for LILCO to use its gas transportation facilities to disadvantage the Long Island Municipals already exists and will be no different if the transaction is approved because the Long Island Municipals will continue to be served by LILCO and not Brooklyn Union. Finally, in response to Suffolk's allegation that the proposed transaction poses five types of entry barriers, LILCO maintains that Suffolk has not demonstrated that significant barriers to entry exist or shown that the proposed business combination would take advantage of such barriers.

On June 26, 1997, the New York Commission filed supplemental comments requesting that the Commission deny the requests of SEF, Suffolk and Trigen- Nassau to consider the effect of the proposed merger on retail rates and on retail gas and electric competition on Long Island. The New York Commission states that it is required by state law to review mergers, consolidations and reorganizations involving New York utilities. [FN12] The New York Commission also states that because it has authority to address the effects of the proposed transaction on retail rates and competition, we should decline the parties' invitation to consider these issues in this proceeding.

                                IV. Discussion

A. Procedural Matters

Pursuant to rule 214 of the Commission's Rules of Practice and Procedure, [FN13] the timely, unopposed motions to intervene and notice of intervention serve to make the following parties to Docket No. EC97-19-000: Central Hudson Gas & Electric Corporation; Consolidated Edison Company of New York, Inc.; Electric Clearinghouse, Inc.; NYPA; Niagara Mohawk Power Corporation; the Oil Heat Institute of Long Island, Inc.; the Suffolk County Electrical Agency; Suffolk; SEF; Trigen-Nassau; the Long Island Municipals and the New York Commission. Due to the absence of any undue prejudice or delay, the Commission will grant the late motion to intervene filed by the Citizens Advisory Panel. Pursuant to rule 213(a)(2), [FN14] the Commission will not consider those aspects of the answer filed by LILCO that responds to protests.

B. Standard of Review

1. Statutory Criteria

  Section 203 of the FPA, which establishes the Commission's jurisdiction over corporate transactions involving public utility jurisdictional facilities and public utility securities, reads in pertinent part:

     (a) No public utility shall sell, lease, or otherwise dispose of . . . its facilities subject to the jurisdiction of the Commission . . . or by any means whatsoever, directly or indirectly, merge or consolidate such facilities or any part thereof with those of any other person, or purchase, acquire, or take any security of any other public utility, without first having secured an order of the Commission  authorizing it to do so. . . . After notice and  opportunity for hearing, if the Commission finds that the proposed disposition, consolidation, acquisition, or control will be consistent with the public interest, it shall approve the same.

    (b) The Commission may grant any application for an order under this section in whole or in part and upon such terms and conditions as it finds necessary or appropriate to secure the maintenance of adequate service and the coordination in the public interest of facilities subject to the jurisdiction of the Commission. The Commission may from time to time for good cause shown make such orders supplemental to any order made under this section as it may find necessary or appropriate. [FN15]

Thus, section 203 requires Commission  authorization before a public utility may
(1) sell, lease, or otherwise dispose of its jurisdictional facilities, (2) directly or indirectly, merge or consolidate any part of its jurisdictional facilities with the jurisdictional facilities of any other person, or (3) purchase, acquire, or take any security of any other public utility. In this case, the proposed disposition of LILCO's jurisdictional facilities to HoldCo requires our authorization under section 203 of the FPA. [FN16]

2. Merger Policy Statement

The Commission's Merger Policy Statement sets forth the criteria and considerations for evaluating applications under section 203. The Commission examines three factors in analyzing whether a proposed transaction is consistent with the public interest: the effect on competition, the effect on rates, and the effect on regulation. In its enunciation of this policy, the Commission also recognized:

[A]s the industry evolves to meet the challenges of a more competitive marketplace, new types of mergers and consolidations will be proposed. For example, in addition to mergers between public utilities, market participants already are considering restructuring options that include mergers between public utilities and natural gas distributors and pipelines, consolidations of electric power marketer businesses with other electric or gas marketer businesses, and combinations of jurisdictional electric operations with other energy services. (Footnote omitted.) As a consequence, our merger policy must be sufficiently flexible to accommodate the review of these new and innovative business combinations that are subject to our jurisdiction under section 203 and to determine their implications on competitive markets. We believe that the analytical framework articulated in this Policy Statement provides a suitable methodology for determining whether such mergers will be consistent with the public interest. [FN17]

C. Evaluation of Proposed Transaction

1. The Effect on Competition

As discussed below, the proposed transaction does not raise any horizontal market power issues. It does, however, raise vertical market power issues because it would combine the intrastate gas operations of Brooklyn Union with the gas and electric operations of LILCO.

a. Horizontal Market Power

We have examined whether the proposed merger and transfers of control present horizontal market power concerns and concluded that because Brooklyn Union will have no ownership or control of generation at the time the transaction is consummated, it does not present any horizontal market power concerns.

LILCO did not perform the detailed competitive screen analysis set forth in the Merger Policy Statement. However, in addressing convergence mergers, such as here, the Commission stated that:

    it will not be necessary for the merger applicants to perform the screen analysis or file the data needed for the screen analysis in cases where the merging firms do not have facilities or sell relevant products in common geographic markets. In these cases, the proposed merger will not have an adverse competitive impact (i.e., there can be no increase in the applicants' market power unless they are selling relevant products in the same geographic markets) so there is no need for a detailed data analysis. [FN18]

LILCO states that the merged entity will own or control the same amount of electric generation after the merger as LILCO presently owns or controls.
Although Brooklyn Union does currently own or control certain generation interests, it will divest its interests prior to the consummation of the transaction. Therefore, we find that there is no potential for increased generation market power resulting from the proposed transaction.

With regard to transmission market power, the transaction will not lead to increased control of transmission assets because Brooklyn Union does not currently own any transmission facilities, nor will it own or control any such facilities after the merger. The only transmission facilities that will be controlled by the merged entity may be accessed under LILCO's open access tariff. [FN19] We also conclude that the proposed transaction will not have an adverse effect on transmission market power.

Therefore, the Commission finds that the proposed transaction will have no adverse effect on horizontal market power.

b. Vertical Market Power

Unlike horizontal mergers, which eliminate a seller in the market and therefore increase concentration, vertical mergers do not involve firms competing in the same product market and therefore do not increase concentration in a single product market. While vertical mergers can result in efficiencies from integrating input and output operations, they can also increase the merged firm's incentives to use its market position in one segment of its vertically integrated business to adversely affect competition in a related segment of its business. Any benefits arising from a vertical merger are necessarily weighed against the competitive harm the merger is likely to cause.

We have evaluated the competitive concerns raised by the proposed transaction within the context of a framework that is consistent with the Commission's Merger Policy Statement. This framework is informed by the Department of Justice's (DOJ's) approach to evaluating the competitive effects of vertical mergers. [FN20] However, although the same general factors that govern our analysis under the Merger Policy Statement apply here, the Merger Policy Statement originally was crafted to apply primarily to horizontal mergers. The Commission's approach to evaluating the competitive effects of vertical mergers is evolving as the Commission gains more experience with the convergence of gas and electric utilities. Additional experience will undoubtedly bring new insights to bear in refining our analysis.

Vertical mergers raise three types of general competitive concerns: (1) denying rival firms access to inputs or raising their input costs; [FN21] (2) increased anticompetitive coordination; and (3) regulatory evasion. These potential actions can affect competition through higher prices or reduced output in the downstream output market.

LILCO addresses certain effects of the proposed transaction on competition between electricity and gas. [FN22] Based on our own evaluation of vertical concerns, we believe that the proposed transaction needs to be evaluated regarding the first two of the competitive problems discussed above: (1) foreclosure/raising rivals' costs; and (2) increased anticompetitive coordination. On the facts of this particular case, we view regulatory evasion as largely a retail issue that does not require additional investigation by this Commission. [FN23]

For a vertical merger to have a potentially adverse effect on competition in the wholesale electricity market, resulting in lower output or higher prices, it is necessary for the downstream market in which the merging firm controls facilities to be served by the upstream market in which the merging firm controls inputs or facilities necessary for delivering those inputs. The upstream market and downstream wholesale power market generally need to be conducive to the exercise of market power after the merger. A vertical merger is unlikely to have an adverse effect on competition unless the merged company has the incentive and ability to affect prices or quantities in the upstream and downstream markets. [FN24]

As a starting point to evaluate the competitive effects of the proposed transaction, we have used the basic principles laid out in the 1992 Horizontal Merger Guidelines and adopted in the Commission's Merger Policy Statement, applied to both upstream delivered gas and downstream wholesale electric markets to determine whether those markets are conducive to the exercise of market power after the merger. The Commission views this approach as the correct framework in which to evaluate the competitive effects of vertical mergers. As such, we have:
(1) defined relevant product and geographic markets; (2) examined the competitive circumstances in the upstream market (here, delivered gas); and the effect of entry into that market; (3) examined the competitive circumstances in the downstream market (here, wholesale electricity) and the effect of entry into that market; and (4) considered, based on the circumstances in the upstream delivered gas market and downstream wholesale electricity markets, whether the net effect of the proposed transaction would likely be significantly higher wholesale electricity prices.

As noted previously, LILCO is a combination utility that provides both gas distribution and electric services. Consequently, LILCO arguably already possesses the incentive and may have the ability to disadvantage gas-fired generators to enable it to exercise market power in the downstream electricity market. The proposed transaction therefore presents the question whether there is any increased ability to engage in this behavior.

As a preliminary matter, we note that this is only the second transaction to come before us with vertical implications in which each of the merging entities owns or controls significant resources in either upstream gas or downstream electricity markets and where those markets are in close geographic proximity to each other. The first such transaction involved the merger of Enova Corporation and Pacific Enterprises (Enova merger). [FN25] The case before us, however, presents different circumstances from Enova and, accordingly, we reach different conclusions. In order to clearly distinguish this case and our decision herein from Enova, we will briefly contrast the two cases.

In Enova, one of the merging parties, Pacific Enterprises, owned Southern California Gas Company (SoCalGas), which operated only in the relevant upstream gas market, a market which we found to be very concentrated. The other merging party, Enova Corporation, owned San Diego Gas & Electric Company (SDG&E), which provided electric service in the relevant downstream market. [FN26] Although SoCalGas transported gas to a significant portion of the economic generating capacity in the downstream market, its interest in electric generators was extremely limited and it therefore had virtually no incentive to disadvantage competing generators before the transaction. Given the merged firm's commanding presence as a gas transportation supplier to generators in the downstream market and the importance of gas-fired generation in determining electricity prices in that market, our concern in Enova was that the merged firm would have the incentive and the ability to raise rival generators' costs and consequently raise electricity prices. We concluded that our concerns could be alleviated by the imposition of regulatory safeguards, most of which were within the jurisdiction of the state commission.

In the case before us, one of the merging parties, LILCO, already operates in both the relevant upstream gas market and the relevant downstream electricity market. LILCO thus has the incentive to disadvantage competing gas-fired generators, and, as the only gas distributor on eastern Long Island, has the ability to raise its rival generators' costs (absent the appropriate regulatory safeguards) and thereby potentially affect downstream electricity prices. The proposed transaction does not affect LILCO's incentives to provide discriminatory service to competing gas-fired generators on eastern Long Island.

The other merging party, Brooklyn Union, only operates in the relevant upstream market as a gas distributor on western Long Island. [FN27] Before the transaction, it has no incentive to provide discriminatory service to rival gas-fired generators to raise their costs. Brooklyn Union's incentives will change after the transaction, and it might find it profitable to provide discriminatory treatment to gas-fired generators that compete with those of its new affiliate, LILCO. Thus the concern raised by the transaction is whether Brooklyn Union will have the ability post-transaction to affect downstream electricity prices. Our analysis, set out below, shows that any potential discriminatory treatment of generators by Brooklyn Union is not likely to significantly affect prices in the relevant downstream market. Therefore, unlike Enova, we find it appropriate to grant approval to the proposed transaction without the need to consider further regulatory safeguards.

(a) Relevant Markets

(1) Product Markets

As a first step, it is necessary to define relevant product and geographic markets. In the upstream (or input) market, the product is delivered gas.

With respect to the downstream market, LILCO points out that it is a net purchaser of electricity and makes relatively few sales of wholesale power. As such, LILCO only participates in the energy markets. Consequently, we conclude that the relevant product in the downstream market is wholesale electric energy.

(2) Geographic Market

For purposes of defining the universe of suppliers of delivered gas, we have defined the relevant upstream geographic market to include those entities capable of delivery to Long Island.

The relevant downstream geographic market consists of the wholesale electric market into which the merged entity sells electricity and includes all electric generators that can compete to sell electric energy into that market. LILCO states that "[its] geographic location and the limited electrical interconnections to Long Island serve to limit the accessibility of its transmission grid to potential competitors from off the system." [FN28] Therefore, we believe that the relevant downstream geographic market is Long Island. [FN29]

(b) Upstream Market: Competitive Conditions and Entry

LILCO is the primary distributor of delivered gas services to gas-fired generators on eastern Long Island. Brooklyn Union is the primary distributor of delivered gas service on western Long Island. [FN30] These services are regulated by the New York Commission. The consolidation of Brooklyn Union's gas distribution service area with LILCO's generation assets raises a concern that post-transaction Brooklyn Union will have the incentive to raise rivals' costs to the benefit of LILCO's gas-fired generators. Behavior in the upstream market may also be affected if LILCO and Brooklyn Union own or control significant amounts of transportation capacity on upstream pipelines. [FN31] In that regard we note that the merging parties own or control capacity on the interstate pipelines that transport gas to Long Island. Brooklyn Union, through its ownership of Northeast Transmission Co. Inc., owns a 19.4 percent interest in Iroquois; LILCO also owns one percent of Iroquois. Thus, the proposed transaction will result in the consolidation of these ownership interests. In addition, LILCO and Brooklyn Union collectively own or control capacity rights ranging from about 16 percent (Tennessee Gas) to 68 percent (Transco) of the capacity of the four pipelines that transport gas to Long Island, with the parties having capacity rights to 47 percent of the aggregate capacity of these facilities. [FN32]

LILCO indicates that there are numerous gas marketers currently selling gas on Long Island. [FN33] It alleges that current or potential competitors could use these marketers for the supply of natural gas. Although the existence of marketers on Long Island indicates that supply alternatives may be available in certain circumstances, this fact alone does not alleviate our concern that the proposed transaction may increase the merging parties' ability to take actions that would adversely affect the competitiveness of the upstream delivered gas market. Consequently, in light of the combination of gas distribution service areas with electric generation assets and the amount of ownership and capacity rights held by the merging parties on upstream pipelines, we believe that market power concerns are presented in the upstream market.

Because LILCO's and Brooklyn Union's presence in the upstream market is not insignificant, it is necessary to evaluate the downstream wholesale energy market to determine whether LILCO and Brooklyn Union can use their position in the upstream market to adversely affect downstream electricity prices. As discussed below, we find that the merging parties will not be able to use relevant gas distribution facilities, or ownership/capacity rights on upstream pipelines, to disadvantage competition in the downstream market (i.e., raise wholesale electricity prices).

(c) Downstream Market: Competitive Conditions and Entry

We analyze whether the proposed transaction presents competitive concerns in the downstream market by first evaluating the competitive situation for gas- fired generators served by LILCO and Brooklyn Union. The transaction does not change the competitive conditions for gas-fired generators located in LILCO's service area (because LILCO had the incentive to disadvantage competing gas- fired generators and may have the ability to raise prices and frustrate access pre-transaction). However, the transaction could affect Brooklyn Union's incentives to disadvantage gas-fired generators in its service areas. Consequently, the initial focus of our downstream analysis is the effect of the transaction on gas-fired generators located (or that may locate) in Brooklyn Union's service area.

LILCO indicates that there is only one large gas-fired generating unit currently located in Brooklyn Union's service area. [FN34] LILCO further argues, and we agree, that entry by other large gas-fired generators in this area is not likely. LILCO supports this conclusion by noting that the Brooklyn Union service area is a densely populated urban area with few, if any, available sites for generating units. LILCO also claims that high construction costs and environmental concerns associated with new generation reduce the likelihood of additional generation being sited in Brooklyn Union's service area.

We note that despite regulatory and economic incentives (e.g., QF and/or EWG status, and high electricity prices on Long Island), substantial entry into the downstream market has not occurred. Therefore, since we conclude that additional gas-fired generation in Brooklyn Union's service territory is unlikely to affect electricity prices in the Long Island market, we find that Brooklyn Union will not have the opportunity to use its gas distribution facilities (or capacity rights on pipelines) to disadvantage competition in the downstream market.

Consequently, we find that the proposed transaction will not result in a significant increase in the ability to exercise market power in the downstream market (i.e., raise wholesale electricity prices). In light of this finding, it is unnecessary to consider whether other generation (either gas-fired not supplied by LILCO or Brooklyn Union or non-gas fired) can discipline the downstream market (i.e., discourage LILCO or Brooklyn Union from raising wholesale electricity prices).

In the Merger Policy Statement, the Commission discussed the importance of entry into markets affected by potential mergers. The primary concern with respect to entry in this case is whether or not the merged entity will have the ability to frustrate access to delivered gas by current or future competing generators.

Suffolk argues that the merger may increase entry barriers. Suffolk described five categories of entry barriers that might benefit the merged entity: (1) control of "essential facilities" (i.e., the merger would produce control over gas and/or electric distribution facilities in LILCO's and Brooklyn Union's service territories); (2) preferential access to critical information (i.e., LILCO and Brooklyn Union would still have unrestricted access to the ultimate consumers' data in their service areas); (3) increased potential for cost-shifting of common administrative and management services from the merged companies' competitive operations such as generation and gas supply to regulated operations such as their LDCs; (4) brand name recognition which would cause new entrants to overcome the advantage of an established reputation, name and logo recognition; and (5) preferential ability to send a single combined bill.

With respect to Suffolk's claimed barriers to entry, while we agree that certain entry barriers exist, such barriers existed prior to the proposed merger and Suffolk has failed to address how the merger would exacerbate existing barriers or create new barriers. With respect to Suffolk's concern regarding essential facilities, we note that LILCO and Brooklyn Union are franchised by the State of New York to operate the gas distribution facilities in their respective service territories. Because LILCO and Brooklyn Union will continue to be separate entities (albeit under a single corporate parent) post- merger, and their service areas do not overlap, operation of the facilities will not change post-merger.

With respect to Suffolk's arguments regarding customer information, we agree with LILCO that, whether or not the merger is approved, in the normal course of business as a corporate entity, LILCO and Brooklyn Union will maintain customer data. However, as discussed below, because we find that the proposed transaction does not present any significant downstream market power concerns, it is unnecessary at this time to impose further regulatory safeguards regarding information sharing. In addition, we find no basis upon which to conclude that the cost-shifting issues raised by Suffolk will occur as a result of the merger. In any event, this issue and the issue of customer information are retail ratemaking matters more appropriately addressed by the New York Commission. [FN35] We also agree with LILCO that the brand-name recognition and single bill issues are primarily issues of retail ratemaking and have no demonstrable effect on factors we consider in determining whether the transaction is consistent with the public interest. Consequently, as discussed above, because we find that the transaction will not result in a significant increase in the ability to exercise market power in the downstream market, it is unnecessary to further address the entry issue.

2. The Effect on Rates

The Merger Policy Statement explains that the Commission's primary focus regarding the effects of a merger on rates is ratepayer protection. The Merger Policy Statement also describes various commitments which may, in particular cases, be an acceptable means of protecting ratepayers, such as hold harmless provisions, open seasons for wholesale customers, rate freezes, and/or rate reductions. [FN36]

In this case, LILCO has offered ratepayer protection in the form of a hold harmless provision. LILCO states that the costs of the combination, expected to occur primarily in the first two years, will almost exclusively be in its Administrative and General (A&G) cost accounts. In order to hold harmless all of its wholesale power sales and transmission customers, LILCO will not increase costs in the A&G category of its rates for the first three years after the transaction is consummated.

LILCO also notes that the Commission in the Merger Policy Statement identified forms of customer protection other than a hold harmless provision, such as an open season, and encouraged applicants to negotiate agreements on ratepayer protection with their customers prior to filing a merger application. In this regard, LILCO states that it is already in the process of contacting its wholesale and transmission customers to discuss the impact of the transaction on such customers.

LILCO also states that its wholesale customers and transmission customers already effectively have the benefits of an open season since LILCO makes no sales at wholesale other than economy sales and short-term sales of capacity consisting primarily of as-available service and mutual assistance short-term back up power. Similarly, LILCO commits to offering a 60-day notice provision to the Villages and to shorten its longest notice of termination provision (two-years) in LILCO's agreement with NYPA to a time period that NYPA selects.

Finally, the Long Island Municipals ignore the fact that LILCO states that merger-related expenses will not be amortized and that A&G costs will be reduced to reflect any merger savings achieved. [FN37] We also agree with LILCO that the Long Island Municipals' claims regarding stranded costs and alleged deficiencies in LILCO's open access transmission tariff are unrelated to the instant transaction.

Therefore, we find that the Long Island Municipals' arguments concerning the adequacy of LILCO's ratepayer protection proposal are based on a fundamental misunderstanding of LILCO's hold harmless provision and upon claims unrelated to the instant merger application. In summary, we find LILCO's proposed ratepayer protections adequate.

3. The Effect on Regulation

The Merger policy Statement discusses the Commission's concerns relating to (1) creation of a regulatory gap as a consequence of a corporate realignment, or (2) shifts in the regulatory authority between the Commission and state commissions or the Securities Exchange Commission (SEC). [FN38] Since it is anticipated that the newly-formed holding company will be granted an exemption under section 3(a)(1) of PUHCA, the corporate realignment will not affect the Commission's jurisdiction vis-avis the SEC. [FN39]

In the Merger Policy Statement, we also stated that "[w]ith respect to the effect of a merger on state regulatory authority, where a state has authority to act on a merger . . . we ordinarily will not set this issue for a trial-type hearing." [FN40] In this case, the New York Commission, in its supplemental comments, has stated that, pursuant to New York law, it is authorized to determine whether the proposed transaction is in the public interest. Based on the New York Commission's assertion that it will exercise its authority to review the proposed transaction, we conclude that state regulatory authority will not be impaired by virtue of the proposed disposition of facilities.

4. Accounting Issues

As referenced above, LILCO proposes to account for the instant transaction as a pooling of interests, [FN41] under which the combined assets, liabilities and earnings of HoldCo, Brooklyn Union and LILCO immediately after the merger as reflected in their financial statements will be equal to the combined assets, liabilities and earnings of Brooklyn Union and LILCO immediately before the merger. We have no basis to challenge LILCO's claim that this business combination qualifies as a pooling of interests. Further, the Commission believes that the pooling method is more consistent with long-standing regulatory principles of the Commission. [FN42] Therefore, we approve LILCO's proposal to use the pooling of interests method of accounting. LILCO should submit the proposed final accounting for the transaction to the Commission within six months after the combination is consummated in accordance with the requirements of Account 102 (Electric Plant Purchased or Sold). [FN43]

Additionally, LILCO indicates that it may to request the New York Commission's approval of the deferral and amortization of its costs related to the formation of HoldCo and the issuance of HoldCo common stock. The significance of such a request is that LILCO could treat these costs as a regulatory asset that can be recovered through rates rather than as an immediate expense. If LILCO opts to seek approval for treatment of these costs as a regulatory asset, it is directed to file a proposal, as part of the Account 102 filings, detailing the nature and amounts of such costs and show that these costs meet the definition of regulatory assets. Until such a showing is made, LILCO is directed to record its transition and transaction costs, not passed on to HoldCo, in Account 426.5, Other Deductions.

Finally, LILCO states that HoldCo anticipates forming a corporate service subsidiary to provide administrative and management services to the new company. The Commission requires LILCO to maintain records of service company billings in sufficient detail to ensure that such charges are classified in the proper accounts and that the amounts of such billings are fully supported and justified. [FN44]

The Commission orders:

  (A) The late motion to intervene filed by the Citizens Advisory Panel is hereby granted, as discussed in the body of this order.

  (B) The requests for hearing are hereby denied.

  (C) LILCO's application is hereby approved, subject to the condition that LILCO and Brooklyn Union comply with the commitments they have made in this proceeding, as discussed in the body of this order.

  (D) The Commission retains authority under section 203(b) of the FPA to issue supplemental orders as appropriate.

  (E) The foregoing authorization is without prejudice to the authority of this Commission or any other regulatory body with respect to rates, service, accounts, valuation, estimates, determinations of cost, or any other matter whatsoever now pending or which may come before this Commission.

  (F) Nothing in this order shall be construed to imply acquiescence in any estimate or determination of cost or any valuation of property claimed or asserted.

  (G) LILCO should promptly notify the Commission when the proposed corporate realignment is consummated.

  FN1      16 U.S.C. s 824b (1994).

  FN2 LILCO sells limited amounts of short-term economy energy and mutual assistance energy at wholesale to three municipal electric utilities within its service territory, the Villages of Freeport, Greenport, and Rockville Centre (Villages), and to other neighboring utilities.

  FN3 Brooklyn Union has committed to divest itself of its ownership of these qualifying facilities (QFs) prior to the consummation of the merger in compliance with the ownership restrictions of the Public Utility Regulatory Policies Act of 1978 (PURPA).

  FN4 By delegated letter order, dated October 11, 1996, in Docket No. ER96-2985-000, the Commission accepted for filing KeySpan's rate schedule to sell wholesale electric power at market-based rates.

  FN5 By letter order, dated April 17, 1997, the Commission, in Docket No. ER97-2122-000, accepted for filing the KeySpan's Notice of Rate Schedule Cancellation.

     FN6 Inquiry Concerning the Commission's Merger Policy Under the Federal Power Act: Policy Statement, Order No. 592, 61 Fed. Reg. 68,595 (December 30,
1996), FERC Statutes and Regulations Regulations Preambles P 31,044 (1996) (Merger Policy Statement), order on reconsideration, Order No. 592-A, 62 Fed. Reg. 33,341 (1997), 79 FERC P 61,321 (1997).

  FN7 LILCO states that to the extent an agreement with LIPA results in the transfer of assets subject to the Commission's jurisdiction under the FPA, a separate filing will be made under section 203.

  FN8      62 Fed. Reg. 14,681 (1997).

  FN9 On May 12, 1997, the Suffolk County Legislature filed a letter requesting that it be notified of any Commission hearings regarding a March 19, 1997, Memorandum of Agreement entered into between LIPA, LILCO and Brooklyn Union.

  FN10 On June 5, 1997, LILCO amended its answer to correct a number of typographical errors and omissions.

  FN11 In support of its proposition, LILCO cites to Enron Corporation and Portland General Corporation, 78 FERC P 61,179 (1997).

  FN12   New York Public Service Law s s 69, 69-a; 1936 N.Y. Op. Att'y Gen.204.

  FN13     18 C.F.R. s 385.214 (1996).

  FN14     18 C.F.R. s 385.213(a)(2) (1996).

  FN15     16 U.S.C. s 824b (1994).

  FN16 In light of the fact that the LILCO-Brooklyn Union combination will go forward even if the LIPA Agreement is never effectuated, we will not delay our consideration of the instant transaction. In addition, based on the facts presented, it appears that the transfer of facilities contemplated in the LIPA Agreement would also be subject to our jurisdiction under section 203. Therefore, the Commission would, upon an appropriate filing, address the effect of that transaction on competition.

  FN17     Merger Policy Statement at p. 30,113 (footnote omitted).

  FN18     Id. at p. 30,113.

  FN19 On February 13, 1997, LILCO filed a revised open access transmission tariff in Docket No. OA96-38-001.

  FN20 The 1984 Guidelines, which are incorporated by reference in the 1992 Horizontal Merger Guidelines discussed at length in the Merger Policy Statement, describe four concerns raised by vertical mergers and the corresponding basis upon which DOJ would challenge a merger. Those four concerns are: elimination of potential entrants, barriers to entry, facilitating collusion, and evasion of rate regulation.As we discuss later, the first two of these concerns can be restated as foreclosure/raising rivals' costs. The third and fourth concerns can be restated as increased anticompetitive coordination and regulatory evasion, respectively. See, e.g., Michael H. Riordan and Steven C. Salop, "Evaluating Vertical Mergers: A Post- Chicago Approach," 63 Antitrust Law Journal 513
(1995).

  FN21 A related concern is denying or giving rivals limited access to downstream customers.

  FN22     LILCO Witness Spann Direct Testimony at p. 4.

  FN23 Regulatory evasion can result from passing higher input prices through to the retail customers of a regulated affiliate. In this case, the New York
Commission has jurisdiction over both LILCO and Brooklyn Union and over the proposed transaction and therefore can address this issue.

  FN24 See, e.g., Destec Energy, Inc. and NGC Corporation, 79 FERC P 61,373 (mimeo at p. 16) (1997).

  FN25 San Diego Gas & Electric Company and Enova Energy, Inc., et al., 79 FERC P 61,107 (1997)(Enova).

  FN26 SDG&E also provided gas distribution service in the relevant upstream market.

  FN27 We note that certain affiliates of Brooklyn Union operate or control a small amount of generation and also operate as a marketer. Because Brooklyn Union will divest these resources as part of the transaction, for analytic purposes we have considered Brooklyn Union as operating only in the upstream gas market. This is consistent with the approach we took with SoCalGas in Enova since it planned to dispose of its generation assets before the merger was consummated.

  FN28     Application Vol. I, exhibit D at p. 49.

  FN29 This is also the most conservative universe of downstream market participants. Using a larger geographic area (assuming that additional electric energy could be delivered to Long Island) would increase the number of potential electric generators and therefore tend to lessen the merger's effect shown by more conservative analyses.

  FN30 ConEd provides gas distribution service to parts of the Borough of Queens in New York City on western Long Island.

  FN31 These entities are: Transcontinental Gas Pipe Line Corporation (Transco); Texas Eastern Transmission Corporation (Texas Eastern); Tennessee Gas Pipeline Company (Tennessee Gas); and Iroquois Gas Transmission System, L.P. (Iroquois).

  FN32 The capacity rights were derived from the FERC Form 567 and from the Customer Index Filing For January 1997 filed pursuant the Filing Requirements for Interstate Natural Gas Company Rate Schedules and Tariffs, Order 582, 60 Fed. Reg. 52,960 (1995), FERC Statutes and Regulations, Regulations Preambles January 1991=June 1996 P 31,025.

  FN33 According to data published by the New York Commission, as of May 1997, 21 marketers are located in Brooklyn Union's service territory, which on a combined basis have served 4,780 customers using aggregate transportation providing an annualized cumulative load of 4,357,315 Dth. In addition, 14 marketers are located in LILCO's service territory, which on a combined basis have served 2,627 customers using aggregate transportation providing an annualized cumulative load of 3,203,314 Dth.

  FN34     LILCO Witness Spann Direct Testimony at pp. 22-23.

  FN35 As discussed earlier, we note that the New York Commission has specifically requested that the Commission deny requests to address issues concerning the effects of the merger on retail rates and retail competition.

  FN36     Merger Policy Statement at pp. 30,123-24.

  FN37    See LILCO  Witness  Madsen's  Direct  Testimony at p. 19 and Answer of
LILCO to Requests for Hearing at pp. 9-10.

  FN38     Merger Policy Statement at pp. 30,124-25.

  FN39    See,  e.g.,  Baltimore  Gas and Electric Co., et al., 76 FERC P 61,111
(1996) at p. 61,576.

  FN40     Merger Policy Statement at p. 30,125.

  FN41 The Commission's Uniform System of Accounts allows for the pooling of interests method or the purchase method.

  FN42    See Entergy Services,  Inc. and Gulf States Utilities Company, 65 FERC
P 61,332 at p. 62,534 (1993).

  FN43     18 C.F.R. Part 101, Account 102 (1996).

  FN44    See Public Service Company of Colorado and Southwestern Public Service
Company, 75 FERC P 61,325 at p. 62,046 (1996).

                                                                 EXHIBIT D-2

                           UNITED STATES OF AMERICA
                                  BEFORE THE
                     FEDERAL ENERGY REGULATORY COMMISSION


LONG ISLAND LIGHTING COMPANY )                  Docket No. EC97-___-000

                                APPLICATION OF
                         LONG ISLAND LIGHTING COMPANY
                          FOR APPROVAL OF TRANSACTION
                           AND DISPOSITION OF ASSETS

       Long Island Lighting Company ("LILCO") hereby submits this Application ("Application") pursuant to Section 203(a) of the Federal Power Act ("FPA"), 16 U.S.C. ss. 824b (1988), and Part 33 of the Regulations of the Federal Energy Regulatory Commission ("FERC" or "Commission"), 18 C.F.R. Part 33 (1996), requesting approval for the disposition, through a stock acquisition by the Long Island Power Authority ("LIPA"), of certain jurisdictional facilities ("the LIPA transaction") pursuant to an "Agreement and Plan of Merger By and Among BL Holding Corp., Long Island Lighting Company, Long Island Power Authority and LIPA Acquisition Corp." ("LIPA Agreement"), dated June 26, 1997. A copy of the LIPA Agreement is provided as Attachment H hereto.

      On July 16, 1997, the Commission approved LILCO's March 17, 1997, "Application for Approval of Reorganization" ("March 17 Application") in Docket No. EC97-19 in which it sought approval of certain transactions which would result in the creation of a holding company, initially referred to as BUGLILCO Holding Corp.

("HoldCo")1/ and the combination of LILCO and The Brooklyn Union Gas Company ("Brooklyn Union") as wholly-owned subsidiaries of HoldCo.2/

      Pursuant to the terms of the LIPA Agreement at issue in the instant filing, LIPA will acquire LILCO's transmission and distribution facilities ("T&D facilities"), its 18 per cent share in the Nine Mile Point Two nuclear power plant, including the associated transmission plant, its power purchase and transmission contracts, substantially all of its electric regulatory assets, and an allocation of accounts receivable and other assets and liabilities via the acquisition of LILCO's common stock after the formation of HoldCo and the transfer of various assets to one or more subsidiaries of HoldCo, as more fully described herein.

      The transfer of assets prior to LIPA's acquisition of LILCO's common stock will include LILCO's gas distribution system, its non-nuclear electric generating facilities and certain other assets and liabilities. LILCO, with its remaining assets and liabilities, including the T&D facilities, will then be merged into LIPA Acquisition Corp. ("LIPA Sub"), a newly created subsidiary of LIPA, with LILCO being the surviving corporation (the "Surviving Corporation" under the LIPA Agreement). Brooklyn Union will remain a separate, indirect subsidiary of HoldCo and its gas distribution facilities will not
--------
1/     Currently, the holding company is being referred to as BL Holding Corp.
2/     LONG ISLAND LIGHTING CO., 80 FERC P.  61,035 (1997).

be affected by the transfer of LILCO's non-jurisdictional assets to other HoldCo subsidiaries.

      The newly-formed subsidiaries of HoldCo will, as applicable, enter into certain agreements with the Surviving Corporation. Among them are a Management Services Agreement, under which HoldCo's management services subsidiary will operate the T&D facilities as agent for LIPA, in accordance with policies established by LIPA; a Power Supply Agreement, under which another subsidiary, Genco, will sell power to the Surviving Corporation; and an Energy Management Agreement, under which a third HoldCo subsidiary, the Energy Manager, will purchase fuel supplies and manage the electrical capacity and energy from all power supply sources owned or under contract to LIPA, as agent for LIPA in accordance with policies established by LIPA. These agreements are described in greater detail below.

1.          SUMMARY OF APPLICATION

      The Merger Policy Statement provides that the Commission will consider three factors in reviewing an application regarding a combination. They are: the merger's (1) effect on competition; (2) effect on rates; and (3) effect on regulation. The proposed disposition of LILCO transmission facilities to LIPA raises no significant issues under the Commission's Merger Policy Statement.3/ LIPA owns no electric generation, transmission or

--------

3/ Order No. 592, INQUIRY CONCERNING THE COMMISSION'S MERGER POLICY UNDER THE FEDERAL POWER ACT; POLICY STATEMENT, Docket No. RM96-6-000, 61 Fed. Reg. 68,595, 68,605 (issued December 18, 1996), TO BE CODIFIED AT 18 C.F.R. Part 2 (the "Merger Policy Statement"). The Merger Policy Statement addresses public utility mergers subject to the Commission's jurisdiction under Section 203(a) of the FPA. While the instant application does not involve a traditional "merger" between electric public utilities but rather the acquisition by a public utility of jurisdictional transmission facilities and the combination of an electric public utility with a non-jurisdictional entity, LILCO has addressed each of the criteria set forth in the Merger Policy Statement to demonstrate that the transaction is in the public interest.

distribution assets or any natural gas assets. There is thus no change in the market concentration of generation or transmission on Long Island. Moreover, LIPA will introduce an initial program for retail wheeling shortly after closing of the LIPA transaction and will introduce full retail wheeling within 10 years. SEE Testimony of Mr. Hulkower, Executive Director of LIPA, appended as Attachment 3.

      The proposed transaction will have no adverse impact on LILCO's wholesale sales and transmission customers. LIPA has made a commitment that wholesale sales customers may continue to take service under their existing contracts in effect at the date of the closing, and that rates for existing transmission customers will not increase over current rates as a result of the transfer of LILCO's T&D system to LIPA for a three-year period. Moreover, Long Island's existing transmission customers are expected to experience immediate and substantial rate reductions as a result of the LIPA transaction.

      While the transmission facilities currently owned by LILCO will no longer be subject to FERC's jurisdiction after the merger, LIPA has committed to providing open access transmission that substantially conforms to that provided under Order Nos. 888 and 888-A, consistent with the Commission's rulings on transmission by tax-exempt non-jurisdictional entities. Moreover, wholesale power sales subject to the Commission's jurisdiction will increase as a result of the transaction because all of the capacity of the generating facilities, which will be transferred to a HoldCo subsidiary, will be sold at wholesale.

        As more fully demonstrated below and in the pre-filed testimonies of Dr. Robert M. Spann, Adam M. Madsen, LILCO's Senior Vice President of Corporate Planning, and Seth D. Hulkower, the transfer of transmission assets by LILCO:
(1) does not raise competitive issues; (2) does not adversely affect wholesale sales and transmission rates; and (3) will not interfere with FERC's ability to assure open-access transmission service consistent with the Commission's rulings on transmission by tax-exempt entities, as well as the provisions of the Internal Revenue Code and regulations on transmission by entities which have built or acquired transmission facilities with the proceeds of tax-exempt bonds. The transaction will result in substantial benefits for all stakeholders and should therefore be found to be in the public interest.

        EFFECT  ON  COMPETITION   LIPA  owns  no  generation,   transmission  or
distribution assets and holds no contracts for the sale or purchase of electricity. As stated in the Prepared Direct Testimony of Robert M. Spann, appended as Attachment 2, the acquisition of LILCO's transmission facilities by LIPA Sub has no competitive implications because it does not change the market concentrations existing before the merger. LIPA has agreed to file an open access tariff with the Commission and has committed to introducing an initial program for retail wheeling shortly after consummation of the transaction and opening its system to full retail competition over a 10-year period. Therefore, the proposed merger raises no competitive issues for the Commission.

      EFFECT ON CUSTOMERS As explained in the Prepared Direct  Testimony of Seth
D. Hulkower, the LIPA transaction will not have any adverse effects on transmission customers currently served by LILCO under FERC-jurisdictional rate schedules and will result in rate reductions to retail ratepayers, while ensuring the continued provision of safe and adequate service. LIPA will make savings from the LIPA transaction available to LILCO's current transmission customers should they wish to continue taking service under the terms and conditions of their existing transmission agreements. Those agreements will be assumed by the Surviving Corporation. In addition, LIPA will not increase rates for LILCO's current transmission customers as a result of the transfer of LILCO's transmission and distribution system to LIPA for a period of three years.

      LILCO currently has four transmission customers with pre- Order No. 888 negotiated transmission agreements. LIPA will conduct an "open season" after it assumes responsibility for LILCO's wholesale transmission service. During that "open season," wholesale transmission customers will be offered the choice of continuing to receive transmission service under their contracts or of receiving such service under LIPA's open access transmission tariff.

      LILCO does not have either full requirements wholesale sales customers or wholesale customers with long-term capacity or energy contracts. As a result, its wholesale sales have been quite small. Under the proposed merger, any LILCO wholesale power sales customer that still has a short-term contract in effect as of the merger effective date will be able to continue taking service under that contract with LIPA.

      LILCO's retail customers will also receive significant benefits from the LIPA transaction. LIPA estimates that the rate reductions to Long Island consumers will be approximately 17 percent and that its retail rates will continue to be below LILCO's current rates for at least ten years.

      EFFECT ON REGULATION Following the proposed transaction, the wholesale tariff of Genco, the HoldCo subsidiary to which the non-nuclear generating units will be transferred prior to LIPA's acquisition of LILCO's common stock, will provide jurisdictional power sales service to LIPA under the PSA. That agreement, and the appendices thereto, will be filed with the Commission under
Section 205 of the FPA once the appendices have been finalized. While the transmission facilities currently owned by LILCO will no longer be subject to FERC's jurisdiction once LILCO merges with LIPA Sub, LIPA has committed to providing open access transmission consistent with the Commission's rulings on transmission by tax-exempt non-jurisdictional entities.

      Retail services currently provided by LILCO will no longer be regulated by the Public Service Commission of the State of New York ("NYPSC") after the LIPA transaction is consummated. The rates for such services will, instead, be set by LIPA, which was specifically authorized to acquire some or all of LILCO's facilities by the New York State legislature only if doing so would result in rates equal to or less than the rates which would result if LILCO were to continue in operation. However, the LIPA transaction is subject to the approval of the Public Authorities Control Board of New York ("PACB"), a state agency created by the New York legislature. On July 16, 1997, the PACB approved the transaction subject to a number of conditions, including a requirement that LIPA not implement an increase in average customer rates exceeding two and one half per cent over a 12- month period without the approval of the NYPSC. SEE Testimony of Mr. Hulkower at 6. LIPA has agreed to that condition.

2.  DESCRIPTION OF THE PARTIES TO THE TRANSACTION

      The parties to the merger will be LILCO, LIPA, LIPA Sub and HoldCo. Brooklyn Union, one of the parties to the transaction described in the March 17, 1997 filing in Docket No. EC97-19, is not a party to the merger. LIPA Sub will be a wholly-owned subsidiary of LIPA, created solely to merge with LILCO, and will not survive the merger. The other entities are described in more detail below.
            1.          LILCO

      LILCO provides retail electric and gas service in the Counties of Nassau and Suffolk and on the Rockaway Peninsula in the Borough of Queens, all on Long Island. It serves approximately 1.03 million electric customers, of which about 921,000 are residential. It also serves about 460,000 gas customers, of which approximately 412,000 are residential. Its service territory covers about 1,230 square miles with a population of about 2.7 million people.

       LILCO has no full requirements wholesale customers or wholesale customers with long-term purchase contracts. LILCO sells limited amounts of short term economy energy and mutual assistance energy and capacity at wholesale to three municipal electric utilities within its service territory and to other neighboring utilities, pursuant to either contracts or LILCO's Power Sales Tariff. It has made a very limited volume of sales to power marketers under its Power Sales Tariff. LILCO provides transmission service to the New York Power Authority ("NYPA"), the Municipal Distribution Agencies of the Counties of Nassau and Suffolk, and Consolidated Edison Company of New York, Inc.

      LILCO operates a diversified generating system consisting of 3,978 Megawatts ("MW") of capacity from gas and oil-fired generating stations and gas-fired combustion turbine facilities located on Long Island. It also owns an 18% interest (203 MW) in the Nine Mile Point Two nuclear power plant located in northern New York State. LILCO purchases (1) approximately 350 MW of power from independent power producers located on Long Island and (2) approximately 210 MW of power from the Fitzpatrick nuclear power plant and the Blenheim-Gilboa pumped storage facility owned by NYPA. Both of these facilities are located off Long Island, in northern New York State.

      LILCO owns some 1,200 miles of transmission lines at 138 kilovolts (kV) or less on Long Island, and jointly owns (with neighboring utilities) three 138 kV interconnections and one 345 kV transmission interconnection with other utilities.

      In addition to the local distribution of gas, which is regulated by the NYPSC, LILCO has been involved in certain related but unregulated operations. Currently, it has investments in subsidiaries engaged in interstate pipeline transmission, gas storage and related natural gas services. LILCO does not have, and has not sought, authorization to sell power at market-based rates. On February 13, 1997, LILCO refiled its Open Access Transmission Tariff ("OATT") in compliance with the Commission's order of January 29, 1997 in Docket No. OA96-38- 001.4/ Since then, a number of customers have signed service agreements under LILCO's OATT. A rate settlement concerning service under LILCO's OATT was approved by the Commission on May 14, 1997.5/ On July 11, 1997, LILCO filed a revised open access compliance tariff that conforms with Order No. 888-A.

            2.          LIPA

     LIPA is a municipal subdivision of the State of New York authorized under the Long Island Power Authority Act ("LIPA Act") to acquire all or any part of LILCO's securities or assets. N.Y. Pub. Auth. Law, ss. 1020-a. LIPA owns no generating, transmission or distribution assets, does not control any generating capacity via contract, and is not involved in any way in the production, transportation or sale of natural gas.6/ LIPA was created solely -------- 4/ 78 FERC P. 61,070 (1997). 5/ 79 FERC P. 61,165 (1997). 6/ LIPA does not own or control any public utility, bank, trust company, banking association, or firm authorized by law to underwrite or market the securities of a public utility or any company supplying electric equipment to any party to the LIPA transaction.

to acquire, by agreement or condemnation, all or part of the securities or assets of LILCO, with the intent of providing "safe and adequate service at rates which will be lower than the rates which would otherwise result..." ID.

3.          DESCRIPTION OF TRANSACTION

      A.    BACKGROUND

      The LIPA Agreement is the culmination of more than a year's negotiation between LIPA and LILCO, in an effort to reduce electric rates on Long Island. LIPA is empowered by the LIPA Act to acquire LILCO's equity or debt securities or assets through a negotiated transaction, by tender offer or through the exercise of LIPA's condemnation powers, if doing so will result in rates "equal to or less than the rates which would result if LILCO were to continue in operation." N.Y. Pub. Auth. Law, ss. 1020-h(b).

      The LIPA Act was enacted in 1986 in response to growing political opposition to LILCO's construction of the Shoreham Nuclear Power Plant ("Shoreham") on Long Island. In 1989, LILCO, LIPA and the State of New York entered into various agreements under which LILCO agreed to transfer its interest in Shoreham to LIPA. Shoreham was subsequently decommissioned by LIPA and LILCO recorded substantial regulatory assets reflecting the present value of expected electric service rates set to provide amortization of such regulatory assets, and a return on such regulatory assets, over a 40-year period. The validity of the 1989 settlement and approval by the NYPSC of the rate relief granted LILCO were affirmed in New York State court proceedings.7/ On March 14, 1997, the Supreme Court of the State of New York entered a final judgment against Suffolk County, ordering it to pay LILCO a total of $868.5 million for recovery of property taxes paid by LILCO with respect to Shoreham.

      B.    THE LIPA TRANSACTION AND RELATED AGREEMENTS

     The LIPA Agreement provides that, after the creation of HoldCo, LIPA will acquire the common stock of LILCO pursuant to a merger of LILCO with LIPA Sub, a wholly-owned subsidiary of LIPA. Prior to such merger, HoldCo will form a number of subsidiaries to which it will transfer certain properties and assets, including but not limited to LILCO's non-nuclear generating assets, its natural gas distribution and operations assets, and all common plant. As discussed in the Direct Testimony of Mr. Madsen, the subsidiaries will also, as applicable, enter into certain agreements with LIPA. Those agreements, copies of which are appended to the LIPA Agreement (Attachment H hereto), include a Management
Services Agreement ("MSA"), a Power Supply Agreement ("PSA"), an Energy Management Agreement ("EMA"), a Generation Purchase Agreement ("GPA"), a
Generation Purchase Right Agreement, a Guaranty Agreement, and Liabilities Undertakings. The purpose of these agreements is to enable LIPA to make the transition to a full-service utility providing electric service in what is now LILCO's service territory. LIPA does not -------- 7/ CITIZENS FOR AN ORDERLY ENERGY POLICY, INC. ET AL. V. CUOMO, ET AL., DOLLARD, ET AL. V. LONG ISLAND POWER AUTHORITY, ET AL. and NASSAU-SUFFOLK CONTRACTOR'S ASSOCIATION, INC. ET AL.
V. PUBLIC SERVICE COMMISSION OF THE STATE OF NEW YORK AND LONG ISLAND LIGHTING COMPANY, 582 N.E.2d 568 (1991).

currently own any electric transmission facilities and has no experience operating such facilities. The MSA, PSA and EMA therefore permit LIPA to use LILCO's existing personnel and expertise to ensure the continued provision of safe and adequate services to LIPA's customers.

      Under the MSA, a subsidiary of HoldCo (the "Manager") will provide operation, maintenance and construction services to LIPA consistent with policies established by LIPA for up to eight years. LIPA will pay the Manager a monthly service fee, consisting of both fixed and variable components, which may be increased or decreased based upon various performance incentives included in the MSA.

      Under the PSA, Genco, the HoldCo subsidiary to which LILCO's non-nuclear generating assets will be transferred prior to the merger, will supply LIPA with all of the capacity from Genco's existing generating units and will supply all of the energy that LIPA requests to meet the electricity requirements of its customers for up to 15 years. The PSA is intended to assure LIPA's ability to supply electricity to its Long Island customers. LIPA is responsible for dispatching the generating facilities for both real and reactive power and will provide Genco with a preliminary schedule of the expected operation of the generating facilities on a week-ahead and a day-ahead basis.8/ Appendix A to the PSA provides that a detailed methodology for determining the monthly capacity, variable,
--------
8/     Article 2.3 of PSA.

ancillary service and payment adjustment charges will be developed prior to the closing date. Those charges will be reflected in the PSA when it is submitted to the Commission for filing under Section 205 of the FPA.

      LIPA has the option, under the PSA, to reduce the amount of capacity it purchases from Genco beginning with the seventh year of the PSA with reimbursement to Genco for certain capacity charges that would have been payable during years seven through 10 of the PSA.9/ LIPA may "ramp down" its capacity purchases by a total of 1500 MW over the four-year period. If LIPA exercises its "ramp down" option after year 10, the amount of the capacity charges payable to LILCO are reduced by an increasing percentage over the remaining five-year period. Genco is entitled to continue operating the ramped down units and is required to use reasonable efforts to re-market the released capacity. Revenues from the re-marketing of such capacity will be shared with LIPA.

      The EMA provides that the Energy Manager, a subsidiary of HoldCo, will manage the system power supply for the transmission and distribution system on behalf of LIPA consistent with the policies established by LIPA and, as agent for LIPA, will purchase fuel supplies for the Genco generating facilities for 15 years. The Energy Manager will be paid a monthly system power supply management fee and a monthly fuel supply management fee.

      LIPA has the right under the GPA to purchase the generating facilities for fair market value during the fourth year after the
--------
9/     SEE Article 11 of PSA.

closing of the merger. HoldCo guarantees certain obligations of its subsidiaries under the Guaranty Agreement, while under the Liabilities Undertakings, HoldCo and its subsidiaries, on the one hand, and LIPA and the Surviving Corporation, on the other hand, agree to assume certain liabilities and to indemnify one another in certain situations in connection with the closing of the LIPA merger.
      The LIPA Agreement provides that LIPA will pay approximately $2.5 billion in cash, and assume, redeem or refinance approximately $339 million in preferred stock and approximately $3.5 billion in LILCO debt. The net proceeds to HoldCo will be $1.7 billion. In exchange, LIPA will acquire LILCO's T&D facilities; its 18 percent share of the Nine Mile Point Two nuclear power plant, including the associated transmission plant, located in Oswego, New York; its power purchase and transmission contracts; substantially all of its regulatory assets and an allocation of accounts receivable and other assets. The Shoreham property tax case and other tax certiorari cases will also become the property of LIPA.

      If the LIPA transaction is consummated, holders of LILCO common stock will receive 0.880 shares of the common stock of HoldCo for each share of common stock they own, while holders of Brooklyn Union common stock will receive one share of HoldCo stock for each share of common stock they currently own. Based on this exchange ratio, LILCO shareholders will own approximately 68 per cent of HoldCo and Brooklyn Union shareholders will own approximately 32 per cent.10/

      It is a condition to the obligation of the parties under the LIPA transaction that the Internal Revenue Service ("IRS") issue favorable rulings relating to, among other things, the tax exempt status of the bonds to be issued by LIPA in connection with the merger under Section 103 of the Internal Revenue Code ("Code"); the eligibility of LILCO, following its acquisition by LIPA, to exclude its utility income from taxation under Section 115 of the Code; and the non-applicability of Section 337(d) of the Code. The IRS has proposed certain regulations11/ under Code Section 337(d) which, if adopted in the form proposed, would result in substantial additional taxes being imposed following the change in status of LILCO from a fully taxable corporation to one which is entitled to the benefits of Section 115 of the Code with respect to its activities as a public entity. The parties to the LIPA transaction, in two ruling requests filed on July 25, 1997, have sought rulings that the merger will not be subject to the proposed regulations and will not be subject to substantial

--------

10/ If the LIPA transaction is not consummated but the LILCO-Brooklyn Union combination goes through, the shareholders of LILCO's common stock will own 66 per cent of the common stock of HoldCo, while the shareholders of Brooklyn Union common stock will own 34 per cent. Under a "stand-alone" LILCO-Brooklyn Union combination, each share of LILCO common stock will be exchanged for .803 shares of HoldCo stock and each share of Brooklyn Union common stock will be exchanged for one share of HoldCo common stock. 11/ Proposed Treasury Regulation ss. 1.337(d)-4. The proposed regulations state that they will become effective with respect to transactions which occur after the date that is 30 days after the publication of the regulations as final regulations in the Federal Register, unless the transaction is "pursuant to a written agreement which is (subject to customary conditions) binding on or before" such date. The parties have requested a ruling (by a request filed on July 25, 1997) that the LIPA transaction meets the requirements of this "binding agreement" exception.

additional taxes under any provision of current law.

     The respective obligations of LILCO and LIPA to effectuate the merger are subject to a number of additional conditions set forth in the LIPA Agreement, including, but not limited to the following: (a) the approval of the LIPA Agreement by two-thirds of the common stock and preferred stock of LILCO shareholders voting together as a single class and a majority of such shares voting separately; (b) obtaining all required Federal and State approvals; (c) entry into each of the other agreements with HoldCo's subsidiaries as contemplated by the LIPA Agreement; and (d) LIPA obtaining financing of not less than $5 billion.

4.          DISPOSITION OF JURISDICTIONAL TRANSMISSION ASSETS

      Upon Commission approval of this Application, and the receipt of necessary shareholder and other approvals described herein, LIPA will acquire the common stock of LILCO pursuant to a merger of LILCO with a wholly-owned subsidiary of LIPA. Prior to such merger, LILCO will distribute to one or more of HoldCo's subsidiaries all of LILCO's gas assets and operations, its electric generating assets and operations (with the exception of its 18 percent interest in the Nine Mile Point Two nuclear power plant) and its common plant.12/

      The principal assets to be acquired by LIPA include LILCO's T&D facilities, its 18 percent interest in Nine Mile Point Two nuclear power plant, LILCO's power purchase and transmission
--------
12/ None of the foregoing assets are subject to this Commission's jurisdiction and the transfer of such assets does not, therefore, require Commission approval. However, LILCO may seek NYPSC approval for the transfer.

contracts, LILCO's claim to Shoreham property tax refunds, substantially all of LILCO's regulatory assets, and an allocation of accounts receivable and other assets. In consideration of the merger, LIPA will pay HoldCo $2,497,500,000, assume approximately $339 million of preferred stock and approximately $3.5 billion of debt securities. The purchase price was based on the estimated net book value of the assets to be transferred to LIPA by virtue of the merger. Those assets were estimated as having a net book value of $2,500,800,000 in a consolidated balance sheet of LILCO as of December 31, 1997. The cash purchase price is based on the assumption that the long-term indebtedness of LILCO on the date the LIPA transaction is closed will not exceed $3,576,000,000.

     The principal liabilities to be assumed by LIPA are LILCO's regulatory liabilities associated with its electric business, a portion of its long-term debt and an allocation of accounts payable, accrued expenses, customer deposits, other deferred credits and claims and damages.

5.          ACCOUNTING TREATMENT

      In the Merger Policy Statement, the Commission stated that it would no longer consider the proposed accounting treatment of a merger as a separate factor in its evaluation of the merger.13/ The Merger Policy Statement provides that "proper accounting treatment is simply a requirement for all mergers." ID. (citations omitted).

      The LIPA transaction will be accounted for by HoldCo as a
--------
13/     Merger Policy Statement at 68,604.

sale of assets. HoldCo will submit the proposed final accounting for the transaction to the Commission within six months after the transaction is consummated.

6.          APPROVALS REQUIRED

      In addition to the approval of the Commission, the following regulatory approvals or notices are required:

     1. NEW YORK STATE PUBLIC SERVICE COMMISSION. The NYPSC has no jurisdiction over the merger of LILCO with LIPA Sub. However, it is anticipated that LILCO and HoldCo will seek NYPSC approval for the transfer of LILCO's gas distribution assets, non- nuclear generation assets and common assets to subsidiaries of HoldCo.

     B. PUBLIC AUTHORITIES CONTROL BOARD. Sections 1020-b and 1020-f of the Public Authorities Law of the State of New York provide that approval of the PACB is required for any project undertaken by LIPA that commits LIPA to a contract or agreement with a total consideration of more than $1 million and does not involve the day-to- day operations of LIPA. The PACB approved the LIPA transaction by resolution issued July 16, 1997. SEE --- Exhibit G to this Application.

     C. SECURITIES AND EXCHANGE COMMISSION. After the LIPA merger, HoldCo will own all of the common stock of Brooklyn Union, a local gas distribution company, and one or more subsidiaries that will conduct the gas distribution business and electric generating business now being conducted by LILCO. Accordingly, HoldCo will be a public utility holding company under the Public Utility Holding Company Act ("PUHCA"). However, HoldCo will file for an exemption with the SEC from registration under PUHCA, as a "predominantly intrastate" public utility holding company, under Section 3(a)(1) of that Act.

     D. NUCLEAR REGULATORY COMMISSION. Operation of the Nine Mile Point Two nuclear plant in which LILCO has an 18 percent interest is subject to regulation by the NRC. The Atomic Energy Act provides that ownership of a nuclear plant may not be transferred or in any manner disposed of, directly or indirectly, unless the Nuclear Regulatory Commission ("NRC") approves of such transfer. Accordingly, LILCO will seek approval of the transfer of its 18% ownership interest in the Nine Mile Point Two nuclear power plant from the NRC as necessary.

7. THE PROPOSED TRANSACTION FULLY SATISFIES THE REQUIREMENTS OF SECTION 203 OF THE FPA AND THE COMMISSION'S MERGER POLICY STATEMENT

     1.   THE EFFECT OF THE LIPA TRANSACTION ON COMPETITION

      As described in the Prepared Direct Testimony of Dr. Robert Spann,14/ the proposed merger of LILCO with LIPA does not reduce competition in any market. Dr. Spann's testimony addresses the effects of the LIPA transaction on competition. The focus of an analysis of the competitive effects of a merger is upon the changes in competitive circumstances resulting from the merger. In this case, there is no change in market concentration because of the LIPA transaction. LIPA owns no generation or transmission assets, does not control any generating capacity via contract, and is not involved in any way with the transportation or sale of natural gas. The merger does not involve a consolidation of any electric or gas facilities, and in particular will not result in any addition to the gas or electricity assets owned or controlled by LILCO or by the LILCO/Brooklyn Union combined entity. To the contrary, it will result in a reduction of the electricity assets held by LILCO and the LILCO/Brooklyn Union combined entity. Thus, the proposed acquisition by LIPA of the transmission facilities currently owned by LILCO raises no competitive issues.

      LIPA has agreed to file an Open Access Transmission Tariff
--------
14/     Dr. Spann's testimony is attached as Attachment 2.

with the FERC under the provisions of Order Nos. 888 and 888-A applicable to tax-exempt, non-jurisdictional entities. LIPA has indicated that it will introduce a "Long Island Choice" program shortly after the closing of the LIPA transaction under which 50- 100 MW of its customers' load can be purchased from third parties and wheeled by LIPA. In addition, LIPA has agreed to provide for retail open access by the year 2007. SEE Prepared Direct Testimony of Seth D. Hulkower at 9. The LIPA transaction therefore facilitates the introduction of retail competition on Long Island. The LIPA transaction also maintains the ability of transmission customers to wheel power over the transmission facilities currently owned by LILCO.

      The 15-year power sales agreement with Genco to purchase all of Genco's existing generation capacity from LILCO's non-nuclear generating units is intended to assure LIPA's ability to supply electricity to its Long Island customers. The rates to be paid by LIPA under the PSA will be cost-based and will be subject to FERC's jurisdiction under Section 205 of the FPA.15/ The PSA gives LIPA the right to request from Genco all of the energy Genco produces from its generating facilities but does not require LIPA to purchase any energy from Genco. LIPA is thus free, immediately upon consummation of the LIPA transaction, to purchase energy from third parties to serve its retail and wholesale sales customers. The PSA therefore introduces competition into the Long Island energy market because it
--------
15/ GENCO will file the PSA with the Commission under Section 205 of the FPA prior to the closing of the merger.

provides other sellers the opportunity to compete for energy sales to LIPA.

      The PSA also gives LIPA the opportunity to purchase a portion of its capacity requirements from other suppliers in the future. LIPA will obtain any incremental power supply requirements through a competitive bidding process. Genco will therefore be required to compete with other power suppliers for incremental growth in demand on Long Island. Beginning in year seven of the agreement, LIPA has a "ramp down" option which, if fully exercised, would provide LIPA with the ability to purchase an additional 1500 MW from other suppliers during years seven through fifteen of the PSA. If LIPA exercises its "ramp down" option after year ten, the amount of the capacity charges payable to LILCO are reduced by an increasing percentage over the remaining five-year period. The long-term effect of the LIPA transaction will thus be the vertical disaggregation of LILCO's generation from retail distribution, with a consequent increase in competitive opportunities for other entities to be wholesale suppliers to LIPA, the new retail distribution entity.

      In conclusion, there is no change in market concentration in any relevant market as a result of LIPA's acquisition of LILCO's T&D facilities. Moreover, the transaction does not impair wholesale competition or prevent the introduction of retail competition on Long Island.

     2.   THE PROPOSED TRANSACTION'S EFFECT ON JURISDICTIONAL CUSTOMERS

      As described in the Prepared Direct Testimony of Mr. Hulkower, the LIPA transaction will result in significant savings to LILCO's customers as a result of: LIPA's tax exempt status; its ability, as a municipal entity, to issue low-cost, tax-exempt bonds to finance its acquisition of LILCO's T&D facilities; the combination of LILCO with Brooklyn Union; and the settlement of the Shoreham tax case. SEE Attachment 3 at 5.

      LIPA will assume LILCO's transmission contracts and any wholesale power sales contracts in effect at the time of closing. LIPA has committed to filing an Open Access Transmission Tariff for use of LIPA's transmission system consistent with the Commission's rulings on transmission by tax-exempt non-jurisdictional entities.

      The Merger Policy Statement encourages applicants to negotiate the particular form of rate protection they propose with their customers and favors an open season as a form of protection. LIPA has agreed to conduct an "open season" for wholesale transmission customers during which they will be able to choose between continuing to receive service under their existing, pre-Order No. 888 contracts (which will be assumed by LIPA) or receiving transmission service under LIPA's Open Access Transmission Tariff. SEE Direct Testimony of Mr. Hulkower at 10. Under the pre-Order No. 888 contracts, rates are computed under a formula tied to the cost of providing the service. Given LIPA's lower cost of capital and tax exempt status, it is likely that the rates for transmission customers under those contracts will be substantially lower than LILCO's current rates. ID. at 7. In any event, LIPA has agreed not to raise rates for LILCO's transmission customers under those agreements due to any cost increases resulting solely from LIPA's acquisition of LILCO's T&D facilities for a period of three years. ID.

      LILCO's wholesale sales customers will also be shielded from any adverse effects of the LIPA transaction. LILCO currently has very few wholesale power sales customers, and none of these are full requirements customers. LILCO makes no sales at wholesale other than economy sales and very short-term (less than 12 months) sales of capacity; most of its agreements are for as-available service and mutual assistance short-term back-up. LIPA will assume any wholesale sales contract rights and obligations in effect at the time the transaction is closed. Since LILCO's wholesale power sales contracts are all short-term, all wholesale power purchasers effectively already have a continuing open season because they have a choice of power seller.

      The LIPA transaction will also achieve significant rate reductions for retail customers. LIPA estimates that retail rates will be reduced an average of 17 percent. SEE Prepared Direct Testimony of Hulkower at 5. Among the conditions imposed by the PACB on the acquisition by LIPA of LILCO's T&D facilities was the requirement that LIPA guarantee a reduction of no less than 14 per cent from LILCO's base rates as of July 16, 1997.
ID.

      Such rate reductions will not result in any reduction in reliability or quality of service. The proposed structure of the LIPA transaction includes long-term service agreements between LIPA and HoldCo pursuant to which subsidiaries of HoldCo will conduct the day-to-day operations of the T&D facilities and thereby promote the continued reliability of that system. The LIPA transaction therefore has no adverse effects on any customers.

     3.   THE PROPOSED TRANSACTION'S EFFECT ON REGULATION

      In the Merger Policy Statement, the Commission made clear that an application will not be deemed to raise any issue as to the effect on regulation if (a) the merger will not create, or maintain the existence of, a registered holding company, and (b) the merger will be subject, under state statute, to review by a state commission.16/

      This transaction satisfies both conditions. First, as set forth above, the holding company that will be formed as the result of the Exchange Agreement and the LIPA Agreement will be exempt from registration under Section (3)(a)(1) of PUHCA because it will be a predominantly intrastate holding company. HoldCo will file the necessary statement with the SEC claiming such exempt status.

      Second, the Public Authorities Law of New York requires the PACB to find that the acquisition of LILCO's assets by LIPA will
--------
16/     Merger Policy Statement at 68,604.

reduce rates to consumers.17/ The PACB's resolution approving the LIPA transaction imposed a number of conditions on LIPA, including a provision that LIPA not implement an increase in average customer rates exceeding two and a half per cent over a 12-month period without the approval of the NYPSC following a full evidentiary hearing. SEE Exhibit G. LIPA has stated that it intends to abide by this condition. SEE Prepared Direct Testimony of Seth D. Hulkower at 6.
Section 1020-f(u) of the N.Y. Public Authorities Law also requires LIPA to hold public hearings upon reasonable notice and to fix rates and charges for the furnishing of electricity "at the lowest level consistent with sound fiscal and operating practices of the authority [LIPA] and which provide for safe and adequate service."

      LIPA is a corporate municipal instrumentality and a political subdivision of the State of New York. Its transmission rates and services will therefore not be subject to the jurisdiction of this Commission. LIPA has, however, committed to filing an open access tariff consistent with the Commission's rulings on transmission by tax-exempt non-jurisdictional entities.

      The NYPSC will continue to regulate the gas businesses of Holdco's affiliates after the merger, and any retail power sales by Genco, should Genco engage in such. The wholesale rates of Genco will also become subject to FERC's jurisdiction, thereby increasing the Commission's oversight with respect to the rates
--------
17/     SEE Section 1020-f(aa) of the Public Authorities Law of New York.

charged for non-nuclear generating capacity. At the present time, only a small portion of LILCO's capacity is used to make wholesale sales, but after the LIPA transaction all of the non-nuclear capacity currently owned by LILCO will be required to be available for wholesale sales to LIPA under the power sales agreement. Genco will file a finalized power sales agreement under Section 205 of the FPA prior to closing of the LIPA transaction.

      Based on the foregoing, the Commission should find that the merger satisfies the third prong of its three-part review.

     4.   THE PROPOSED TRANSACTION IS IN THE PUBLIC INTEREST

      The LIPA transaction is a complex, interrelated agreement, in which each element is dependent on other elements. All parties to the transaction made concessions to arrive at a final agreement; therefore, the proposal must be considered in its entirety.

      The LIPA transaction provides significant, measurable benefits to all stakeholders. LIPA will reduce rates to Long Island retail ratepayers by 17 per cent. Rates to existing transmission customers will not increase as a result of LIPA's acquisition of LILCO's T&D facilities for a period of three years. In addition, those customers will also receive the benefit of any savings attributable to their transmission services. Wholesale transmission customers will still be able to wheel power under the terms prescribed by the Commission in Order Nos. 888 and 888-A, subject to the limitations applicable to tax-exempt, non-jurisdictional entities, while wholesale power sales customers will be able to continue receiving service under their existing contracts from LIPA.

      The LIPA transaction also permits the introduction of retail competition. LIPA has indicated it intends to introduce a "Long Island Choice" program shortly after the closing of the transaction, consistent with legal requirements for retaining its tax-exempt status. Under this program, customers will be able to purchase 50-100 MW from alternative suppliers of power and to receive wheeling for such loads from LIPA. LIPA expects to expand this program in the future. Moreover, under the terms of the PACB's July 16, 1997 resolution approving LIPA's acquisition of LILCO's T&D facilities, LIPA must establish on or before July 15, 1998 a plan for retail open access within its service territory. The retail open access plan will provide a timetable for full retail competition by 2007.

      LILCO's situation is unique in New York because of the history of Shoreham and because of its location on an island, with limited ties to the mainland power grid. The LIPA transaction provides the best opportunity available in the near term to reduce electric rates to Long Island consumers and does not preclude either wholesale or retail competition in the future.

      In the long run, the transaction promotes competition by providing for the disaggregation of generation from transmission and distribution. Given the benefits and protections provided to all stakeholders, LILCO submits that the Commission should find the proposed disposition of facilities to LIPA to be in the public interest.

8. THE PRINCIPLES ENUNCIATED BY THE COMMISSION IN OTHER MERGER CASES ARE APPLICABLE TO THE LILCO-LIPA TRANSACTION

        The merger between LILCO and LIPA Sub is unique among the mergers and business combinations examined by the Commission since the issuance of its Merger Policy Statement. It does not involve two traditional utilities or even a "convergence" merger between a public utility and a natural gas company. The LIPA transaction is a solution crafted by the New York State Government to address the unique circumstances of LILCO and its ratepayers and, as such, is not readily comparable to other mergers.

      There are, however, general principles of competition analysis which the Commission has applied in approving other mergers which are applicable in this case. First, the Commission -- consistent with its Merger Policy Statement -- has focused strictly on INCREASES in market concentration brought about by business combinations. Second, the Commission has rejected complaints about conditions in pre-merger markets when those complaints have no nexus with the merger. Third, the Commission's analysis of the merger guidelines is fact-specific. Applying these general principles to the LILCO-LIPA transaction demonstrates that the merger passes the Commission's "screen" and should be approved without delay.

      The Commission enunciated the first of these principles -- that it will concern itself only with increases in market power in common markets -- in its Merger Policy Statement. Appendix A of the Merger Policy Statement adopts the Department of Justice Merger Guidelines ("the Guidelines") as the basis for the Commission's analytic screen. Appendix A states that, in general, the Guidelines set out five steps for merger analysis and that the "analytic screen" adopted by the Commission focuses primarily on this first step. The first of these steps is "assess whether the merger would significantly increase concentration."18/ That first step is then broken down into two parts: (i) defining the product and geographic markets that are likely to be affected by a proposed merger and measuring concentration in those markets; and (ii) evaluating the change in concentration in those markets using the Guidelines' thresholds to indicate problematic mergers.19/ The Commission goes on to state that, while it intends to apply the analytic screen to mergers between firms that are not solely engaged in electricity markets (i.e. electric-gas mergers), it will not be necessary for the merger applicants to perform the screen analysis or file the data needed for the screen analysis where the merging firms do not have facilities or sell relevant products in common geographic markets. IN THESE CASES, THE PROPOSED MERGER WILL NOT HAVE AN ADVERSE COMPETITIVE IMPACT (I.E. THERE CAN BE NO INCREASE IN THE APPLICANTS' MARKET POWER UNLESS THEY ARE SELLING RELEVANT PRODUCTS IN THE SAME GEOGRAPHIC
MARKETS) so there is no need for a detailed data analysis. ID. at 68,610 (emphasis added).

     In all of the merger orders issued since promulgation of the
--------
18/     61 Fed. Reg. at 68,606.
19/     ID. at 68,606-68,607.

Merger Policy Statement, the Commission has consistently applied the principle that if there is no increase in market concentration, there is no cause for concern under the Merger Policy Statement. Thus, for example, after finding in DUKE POWER-PANENERGY20/ that PanEnergy's energy purchase contracts did not give it the ability to control resources on a sustained basis, the Commission stated:
"Therefore, there is no basis for concern that consolidating PanEnergy's marketing activities with Duke's electric resources will contribute to any increased market power." Similarly, in ENRON-PORTLAND GENERAL21/, the Commission found that Enron's ownership of generation was insignificant "in light of the amounts of capacity associated" with the merger and that it was highly unlikely on those facts that a consolidation involving at most 333 MW in a market containing at least 60,000 MW of generation would be a cause for concern, even in "newly- differentiated markets (such as "energy" as suggested by [intervenor] Burbank)."22/ The Commission therefore approved the merger. Most recently, the Commission stated in LONG ISLAND LIGHTING COMPANY that, because the combination of LILCO and Brooklyn Union would not increase LILCO's ownership or control of generating assets, there was no horizontal market power

--------

20/ DUKE POWER COMPANY AND PANENERGY CORPORATION, 79 FERC P. 61,236(1997) (hereinafter "DUKE POWER-PANENERGY").
21/ ENRON CORPORATION AND PORTLAND GENERAL CORPORATION, 78 FERC P. 61,179 at 61,736 (1997) (hereinafter "ENRON-PORTLAND GENERAL").
22/ ID. at 61,736.

concern.23/

      In the instant case, there is no change in any relevant market -- even if the market is defined as "energy services" or "Btus" -- because there is no consolidation of any facilities. LIPA does not own or control any generating or transmission facilities, holds no contracts for the purchase of power, and does not own or control any natural gas facilities or fuel supply agreements. LIPA and LILCO were thus not selling relevant products in the same geographic market before the merger. Post- merger, the number of competitors and the status of competition on Long Island will be the same as it was pre-merger. The transaction therefore has no practical effect on competition in the near term.

      The second principle that is reflected in recent merger orders is a logical extension of the first. Attempts to use a merger as a vehicle to air complaints about pre-merger conditions that have nothing to do with the merger are not an appropriate use of the Commission's authority and resources to review mergers. If such complaints have any validity, they should be aired in complaint proceedings or other appropriate forum, and not bootstrapped into a merger proceeding. In the ENRON-PORTLAND GENERAL merger order, the Commission denied the protests of an intervenor that asked the Commission to condition its approval of the merger on making specific changes to an existing contract. The Commission noted that the issues raised in connection with

--------

23/ LONG ISLAND LIGHTING COMPANY, 80 FERCP. 61,035 (1997), SLIP OP. at 11-12.

Portland General's tariff would be present even if Portland General were not involved in the proposed merger.24/ The Commission also dismissed speculation about the ability of the merged entity to collude with the Bonneville Power Administration to raise energy and transmission prices, noting:

      These arguments address conditions that exist prior to the merger and would be unaffected by the merger. Intervenors do not explain how their concerns are affected by the merger.25/

The Commission went on to say that the mitigation measures discussed in the Merger Policy Statement relate to ratepayer protection from merger-related harm and not dissatisfaction with current contracts.26/

      Similarly, in LONG ISLAND LIGHTING COMPANY, SUPRA, the Commission rejected arguments by Suffolk County that the application should be set for hearing because Suffolk County had not shown how the transaction would exacerbate existing entry barriers. 80 FERC P. 61,035, SLIP OP. at 19-20.

      Application of the second principle to this case requires dismissal of any protests or opposition to the merger based solely on conditions existing before this merger. LILCO's history is, as acknowledged above, unique, but LILCO's current status or past performance as the franchised service provider on Long Island is not at issue in this merger. The Commission should not, therefore, permit itself to be drawn into arguments

--------

24/ ID. at 61,737.
25/ ID.
26/ ID. at 61,738.

about what "might have been."

      The third principle to be gleaned from the Commission's recent orders is that its decisions will be based on the specific facts of each merger. Thus, for example, the Commission noted in DUKE POWER-PANENERGY that, while the Applicants generally followed the Appendix A analytic framework, "in light of the factual circumstances of this case, certain aspects of the Appendix A analysis were not fully explored by the Applicants. This was an appropriate approach in this case..."27/ The Commission also noted that it had approved a four-year rate freeze in other merger orders "based on the facts of those particular cases." 28/ Similarly, in the LONG ISLAND LIGHTING COMPANY order, the Commission spelled out why the facts in that case resulted in a different vertical power analysis than in SAN DIEGO GAS & ELECTRIC COMPANY AND ENOVA ENERGY, INC., ET AL., 79 FERC
P. 61,372 (1997).

      The facts in this case demonstrate that, as in LONG ISLAND LIGHTING COMPANY, SUPRA, application of the Appendix A analysis is also inappropriate since there would be no change in concentration in any relevant market as a result of LIPA's acquisition of LILCO's T&D facilities. Because the LIPA transaction offers the Commission a unique opportunity to participate in the reduction of electric rates for Long Island ratepayers by a significant percentage, the facts of this case
--------
27/     ID. SLIP OP. at 9.
28/     DUKE POWER-PAN ENERGY at 14, n.36.

militate in favor of expeditious and unconditional approval.

9.          INFORMATION REQUIRED BY SECTION 33.2 OF FERC'S REGULATIONS

      In further support of this application, LILCO submits the following information required by Part 33 of the Commission's Regulations, 18 C.F.R. Sec.
33.2 (1996).

     1. SECTION 33.2(A) THE EXACT NAME AND ADDRESS OF THE PRINCIPAL BUSINESS OFFICE.

      The name and address of the Applicant is as follows:

          Long Island Lighting Company
          175 East Old Country Road
          Hicksville, New York  11801


     2. SECTION 33.2(B) NAME AND ADDRESS OF THE PERSON AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS IN RESPECT TO THE APPLICATION.

      The names and addresses of the persons authorized to receive notice and communications on behalf of Long Island Lighting Company with respect to this application are:

          Richard A. Visconti
          Assistant General Counsel
          for:
          Leonard P. Novello,
          Senior Vice President and
          General Counsel
          Long Island Lighting Company
          175 East Old Country Road
          Hicksville, New York 11801
          (516) 545-5586

          - AND -

          Arnold Quint, Esq.
          William F. Young, Esq.
          O. Julia Weller, Esq.
          Hunton & Williams
          1900 K Street, N.W., 12th Floor
          Washington, D.C.  20006-1109
          (202) 955-1500

      LILCO requests that the names of these persons be placed upon the official service list compiled by the Secretary of the Commission for this proceeding.

     3.   SECTION  33.2(C)  DESIGNATION OF TERRITORIES  SERVED,  BY COUNTIES AND
          STATES.

     LILCO provides electric and gas service in the counties of Nassau and Suffolk, and a portion of the borough of Queens known as the Rockaway Peninsula -- all within the State of New York. A map of LILCO's service territory is included as Attachment 1. 4. SECTION 33.2(D) A GENERAL STATEMENT BRIEFLY DESCRIBING THE FACILITIES OWNED OR OPERATED FOR TRANSMISSION OF ELECTRIC ENERGY IN INTERSTATE COMMERCE OR THE SALE OF ELECTRIC ENERGY AT WHOLESALE IN INTERSTATE COMMERCE.

          A general description of LILCO's facilities for transmission of electric energy in interstate commerce or the sale of electric energy at wholesale in interstate commerce is set forth in Section II.A. above, and is incorporated herein by reference. A map showing the T&D facilities and the Nine Mile Point Two Power plant is attached as Exhibit I. All of the thermal and internal combustion generating facilities and transmission facilities shown on
Exhibit I and Attachment 1 are those of LILCO with the exception of one 345 KV underground transmission line from East Garden City to Dunwoodie, which belongs to NYPA. The Nine Mile Point Two nuclear power plant is shown on Exhibit I in the diagonal box in the northwest area of New York State on Lake Ontario.

     5. SECTION 33.2 (E) WHETHER THE APPLICATION IS FOR DISPOSITION OF FACILITIES BY SALE, LEASE OR OTHERWISE, A MERGER OR CONSOLIDATION OF FACILITIES OR FOR PURCHASE OR ACQUISITION OF SECURITIES OF A PUBLIC UTILITY, ALSO A DESCRIPTION OF THE CONSIDERATION, IF ANY, AND THE METHOD OF ARRIVING AT THE AMOUNT THEREOF.

      The application is for disposition of LILCO's T&D facilities through a merger of LIPA Sub into and with LILCO (immediately prior to which merger LILCO will have distributed its gas assets and operations, non-nuclear generating assets and operations and common plant to wholly-owned subsidiaries of HoldCo). LILCO will also dispose of its 18 percent interest in the Nine Mile Point Two nuclear power plant, its power purchase contracts, its wholesale power sales contracts, its transmission contracts, its power purchase agreements from independent power producers, and its regulatory assets to LIPA. The aggregate cash consideration for these assets will be $2,497,500,000 and the assumption, redemption or refinancing by LIPA of approximately $339 million in preferred stock and approximately $3.6 billion in debt. The purchase price payable pursuant to the LIPA Agreement closely approximates the book value of the assets to be owned by LILCO at the time of the LIPA closing.

     6. SECTION 33.2 (F) A STATEMENT OF FACILITIES TO BE DISPOSED OF, CONSOLIDATED, OR MERGED, GIVING A DESCRIPTION OF THEIR PRESENT USE AND OF THEIR PROPOSED USE AFTER DISPOSITION, CONSOLIDATION, OR MERGER. STATE WHETHER THE PROPOSED DISPOSITION OF FACILITIES OR PLAN FOR CONSOLIDATION OR MERGER INCLUDES ALL THE OPERATING FACILITIES OF THE PARTIES TO THE TRANSACTION.

      The  jurisdictional  facilities to be transferred to LIPA are described in
III. above. Genco, a subsidiary of HoldCo, will continue to own and operate the non-nuclear generating facilities formerly owned by LILCO after the transaction.

     7. SECTION 33.2(G) A STATEMENT OF THE COST OF THE FACILITIES INVOLVED IN THE SALE, LEASE, OR CONSOLIDATION.

      The book costs of the facilities involved are contained in the balance sheets attached hereto as Exhibit C.

     8. SECTION 33.2(H) A STATEMENT AS TO THE EFFECT OF THE PROPOSED TRANSACTION UPON ANY CONTRACT FOR THE PURCHASE, SALE, OR INTERCHANGE OF ELECTRIC ENERGY.

      LIPA will assume LILCO's contracts for the purchase of power from third parties, the sale of power at wholesale under short-term agreements still in effect at the time of the merger and the transmission contracts with LILCO's four transmission customers.


     9. SECTION 33.2(I) A STATEMENT AS TO WHETHER OR NOT ANY APPLICATION WITH RESPECT TO THE TRANSACTION OR ANY PART THEREOF IS REQUIRED TO BE FILED WITH ANY OTHER FEDERAL OR STATE REGULATORY BODY.

      The proposed transaction requires regulatory filings with the PACB, the NRC, and the SEC. LIPA received the approval of the PACB on July 16, 1997. The PACB resolution approving the LIPA transaction is attached as Exhibit H. Other filings will be provided to the Commission once they are submitted to the appropriate regulatory agencies. LILCO will supplement the record in this docket by providing copies of any orders involving the proposed merger which are issued by any of the regulatory authorities identified above.

     10. SECTION 33.2(J) THE FACTS RELIED UPON BY APPLICANTS TO SHOW THAT THE PROPOSED DISPOSITION, MERGER, OR CONSOLIDATION OF FACILITIES OR ACQUISITION OF SECURITIES WILL BE CONSISTENT WITH THE PUBLIC INTEREST.

      The facts relied upon to prove that the proposed transaction is consistent with the public interest are contained in this application and the accompanying direct testimony. They are incorporated herein by reference.

     11. SECTION 33.2(K) A BRIEF STATEMENT OF FRANCHISES HELD, SHOWING DATE OF EXPIRATION IF NOT PERPETUAL.

     LILCO holds franchises to place electric facilities in the public rights of way in the streets, highways, and public places in the Counties of Nassau and Suffolk and on the Rockaway Peninsula in the Borough of Queens, in the City. LILCO has received all necessary consents of municipal authorities and the NYPSC to exercise such franchises. Copies of such franchises are on file with the NYPSC. These franchises will remain the property of LILCO, the Surviving Corporation.

     12. SECTION 33(L) A FORM OF NOTICE SUITABLE FOR PUBLICATION IN THE FEDERAL REGISTER, WHICH WILL BRIEFLY SUMMARIZE THE FACTS CONTAINED IN THE APPLICATION IN SUCH WAY AS TO ACQUAINT THE PUBLIC WITH ITS SCOPE AND PURPOSE.

      Such draft notice is provided as Attachment 5 to the Application.

10.       REQUIRED EXHIBITS

     In accordance with Section 33.3 of the Commission's regulations, LILCO has attached Exhibits A through I (Exhibit H is found in Vol. II).

11.       CONCLUSION:  REQUEST FOR EXPEDITED REVIEW

      In order for Long Island ratepayers to obtain the substantial rate reductions that the transaction makes possible, the Commission must act on the instant application. Protracted proceedings are unnecessary on the facts of this case and will only deny customers the benefits of the transaction. There are no material issues of fact regarding changes in competitive position or market power that require an evidentiary hearing. Mere speculation as to what might have been in the absence of the LIPA transaction should not be allowed to delay consideration of the instant Application and deny ratepayers the double-digit rate reductions that the proposed transaction provides.

      Therefore, LILCO requests that the Commission grant this application within the 150-day processing time set forth in the Merger Policy Statement, but, in any event, no later than March 1, 1998.

                        Respectfully submitted,

     Arnold H. Quint, Esq.       Leonard P. Novello
     William F. Young, Esq.      Senior Vice President and
     O. Julia Weller, Esq.       General Counsel
     Hunton & Williams           Richard A. Visconti
     1900 K Street, N.W.         Assistant General Counsel
     Washington, D.C.  20006     Long Island Lighting Company
                                 175 East Old Country Road
     Counsel                     Hicksville, New York  11801



                        By /S/ RICHARD A. VISCONTI
                        --------------------------
                          Richard A. Visconti
                         Assistant General Counsel


July 30, 1997

                           UNITED STATES OF AMERICA
                                  BEFORE THE
                     FEDERAL ENERGY REGULATORY COMMISSION

Long Island Lighting Company        )         Docket No. EC97-___


                 VERIFICATION PURSUANT TO 18 C.F.R. SEC. 33.7

STATE OF NEW YORK       )
                        :
COUNTY OF NASSAU        )


      ANTHONY NOZZOLILLO, being duly sworn, deposes and says: that he is Senior Vice President and Chief Financial Officer of Long Island Lighting Company; that he has read the foregoing Application and knows the contents thereof; and that the same is true to the best of his knowledge, information and belief.

                        /S/ANTHONY NOZZOLILLO
                        ---------------------
                        ANTHONY NOZZOLILLO
                        Senior Vice President
                        and Chief Financial Officer


Sworn to before me this
14th day of July, 1997


/S/ LOIS A. BRADY
-----------------
Notary Public

Lois A. Brady
Notary Public, State of New York
No. 4871874
Qualified In Nassau County
Commission Expires Sept. 29, 1998

The Honorable Lois D. Cashell
September 30, 1997
Page 1


                                                                 Exhibit D-3




Direct Dial:  (516) 545-5586

                               September 30, 1997


BY HAND

The Honorable Lois D. Cashell
Secretary
Federal Energy Regulatory Commission
888 First Street, N.E.
Room 1A
Washington, D.C. 20426

                  Re: Initial Rate Filing for Sale of Capacity and ENERGY TO LONG ISLAND POWER AUTHORITY

Dear Secretary Cashell:

      The Long Island Lighting Company ("LILCO") hereby submits for filing with the Federal Energy Regulatory Commission ("Commission"), pursuant to Section
35.12 of the Commission's Regulations, an initial rate filing for the sale of energy and capacity by LILCO (through a generation subsidiary to be formed, "GENCO") to the Long Island Power Authority ("LIPA"). In LONG ISLAND LIGHTING COMPANY, Docket No. EC97-45-000, LILCO has applied to the Commission for permission to dispose of certain jurisdictional assets to LIPA.

      The Commission has previously approved the combination of LILCO and The Brooklyn Union Gas Company ("Brooklyn Union"). LONG ISLAND LIGHTING CO., 80 FERC
P. 61,035 (1997), REH'G PENDING. The combination of LILCO and Brooklyn Union will result in the creation of a holding company ("HoldCo"). Pursuant to the terms of an "Agreement and Plan of Merger By and Among BL Holding Company, Long Island Lighting Company, Long Island Power Authority and LIPA Acquisition Corp.," by acquiring LILCO's common stock, LIPA will acquire, among other assets and liabilities, LILCO's transmission and distribution facilities, its 18 percent share in the Nine Mile Point Two Nuclear Power Plant, its power purchase and transmission contracts and substantially all of its electric regulatory assets. Prior to the acquisition of the common stock, LILCO will transfer to a subsidiary of HoldCo ("GENCO") LILCO's non-nuclear electric generating assets. After closing of the transactions with LIPA, GENCO will sell capacity and energy to LIPA pursuant to a Power Supply Agreement.

     LILCO is submitting herewith the Power Supply Agreement. It is also proposing the

The Honorable Lois D. Cashell
September 30, 1997
Page 2


details of Appendices A, B and E to the Power Supply Agreement.

      Copies of all correspondence pertaining to this filing should be addressed on behalf of LILCO to:

                  John P. Buechler
                  Integrated Resource Planning & Development
                  Long Island Lighting Company
                  175 East Old Country Road
                  Hicksville, New York 11801

                  Telephone: (516) 545-4456
                  Facsimile:   (516) 545-4207

                  and

                  Richard A. Visconti
                  Assistant General Counsel
                  Long Island Lighting Company
                  175 East Old Country Road
                  Hicksville, New York 11801

                  Telephone: (516) 545-5586
                  Facsimile:   (516) 545-5029

      LILCO also requests waiver of 18 C.F.R. ss. 385.203(b)(3) so as to permit inclusion on the service list of outside counsel for LILCO as follows:

                  Arnold H. Quint
                  O. Julia Weller
                  Hunton & Williams
                  1900 K Street, NW, Suite 1200
                  Washington, DC 20006

                  Telephone: (202) 955-1500
                  Facsimile:   (202) 778-2201

The Honorable Lois D. Cashell
September 30, 1997
Page 3



      LILCO tenders herewith for filing, six copies of: i) a Power Supply Agreement between LILCO and LIPA; and ii) the documents listed below, pursuant to 18 CFR ss. 35.12. LILCO has not previously sold capacity or energy to LIPA and has no similar service to any other customer.

      1.    LIST OF DOCUMENTS SUBMITTED WITH THE RATE SCHEDULE CHANGE

          a. A summary statement of all cost computations involved in arriving at the derivation of the level of the rate, in sufficient detail to justify the rate. (Attachment A)

          b. A copy of the Power Supply Agreement between LILCO and LIPA dated June 26, 1997. (Attachment B)

          c. Proposed Appendices A, B and E to the Power Supply Agreement. (Attachment C)

          d. Names and address of persons to whom a copy of this rate filing has been mailed. (Attachment D)

          e.   A  draft  Notice  for   publication  in  the  Federal   Register.
               (Attachment E)

          f. Supporting testimony of seven witnesses, Adam M. Madsen, Anthony Nozzolillo, Francis K. Verderber, James K. Brennan, Eugene T. Meehan, Donald S. Roff and Jerome E. Hass. (Attachments F through
               L)


      2.    REQUEST FOR APPROVAL OF CHANGE IN DEPRECIATION RATES

            By this filing, LILCO is also seeking, pursuant to Section 302(a) of the Federal Power Act, approval to change its depreciation rates for its generating assets, other than its share of Nine Mile Point 2, which will be sold. The changes are described in the testimony of Messrs.
Meehan and Roff.


      3.    DATE ON WHICH THE PROPOSED RATE WILL
            BECOME EFFECTIVE AND REQUEST FOR WAIVER

     LILCO proposes to make the rate effective as of the Closing Date as that term is

The Honorable Lois D. Cashell
September 30, 1997
Page 4


defined in the Power Supply Agreement. The Closing Date is currently assumed to be April 1, 1998. LILCO requests a waiver of 18 CFR ss. 35.3 so as to permit the Commission to review the rates filed herein and accept them for filing prior to the Closing Date.


      4.    NAMES AND ADDRESSES OF PERSONS TO WHOM
            A COPY OF THIS RATE FILING HAS BEEN MAILED

            SEE Service List, attached as Attachment D.


      5.    BRIEF DESCRIPTION OF THE RATE AND THE SERVICES TO BE FURNISHED

      GENCO will sell to LIPA all of the capacity from LILCO's current generating units other than LILCO's 18% share of the Nine Mile Point 2 nuclear generating station which, as described above, will be owned by LIPA. GENCO will deliver all of the energy from those facilities that LIPA requests to meet the needs of its customers and for making off system sales. The annual costs of $327,634,318 and the resulting monthly charge of $27,302,860 are shown in Appendix A of the Power Supply Agreement, which appears as Attachment C hereto.

      A summary statement of all cost computations involved in arriving at the derivation of the level of the rate, in sufficient detail to justify the rate, is provided as Attachment A hereto. More detail is provided in the testimony of Messrs. Nozzolillo, Verderber and Brennan.


      6. SHOWING THAT ALL REQUISITE AGREEMENT TO THE RATE SCHEDULE CHANGE OR THE FILING THEREOF HAS IN FACT BEEN OBTAINED

            LILCO and LIPA are parties to the Power Supply Agreement. The Agreement was properly executed by all parties. Section 9.3 of the Agreement contemplates the possibility that the parties will be unable to reach agreement on the budgets that serve as the basis for the rates and in such event the rates shall be resolved in a proceeding before the Commission. That is the case here.


      7. EXPENSES OR COSTS THAT HAVE BEEN ALLEGED OR JUDGED TO BE ILLEGAL, DUPLICATIVE OR UNNECESSARY COSTS THAT ARE DEMONSTRABLY THE PRODUCT OF DISCRIMINATORY EMPLOYMENT PRACTICES

The Honorable Lois D. Cashell
September 30, 1997
Page 5

            There are no such expenses or costs as part of this filing.


      8.    FEDERAL REGISTER NOTICE

            A draft notice suitable for publication in the Federal Register is attached hereto as Attachment E. A copy of the notice is also provided on diskette in WordPerfect 5.1 format.


      9.    FILING FEE

            In accordance with Section 381 of the Commission's Regulations under the Federal Power Act, there is no filing fee for this rate schedule filing.

            The testimony of LILCO witnesses offered in support of this rate filing explains the Power Supply Agreement and the basis and derivation of the rate. In particular, the testimony of Adam M. Madsen provides an overview of the Agreement and the basis of the proposed rate, introduces the cost of service elements and the testimony of the other witnesses. The testimony of Anthony Nozzolillo describes the proposed rate, the derivation of the rate and the revenue requirement calculation leading to the proposed rate. Francis K. Verderber presents the actual generation expenses for the year ending December 31, 1996 and how the costs for 1998 and 1999 for GENCO were projected. He explains the allocation of LILCO costs to electric generation and how the expense component of the proposed GENCO rate is calculated. He also testifies as to capital budget and additions to plant that will form part of plant in service at commencement of service. The testimony of James K. Brennan supports the generation expenses and capital spending set out in Francis K. Verderber's testimony. An economic depreciation study has been conducted at LILCO's request. The testimony of Eugene T. Meehan of National Economic Research Associates and the testimony of Donald S. Roff of Deloitte & Touche present the results of the depreciation study. The testimony of Jerome E. Hass presents the appropriate rate of return on equity for GENCO.


      We have included an additional copy of the filing to be stamped and returned to us.

                                        Sincerely,

                                        /s/ Richard A. Visconti

                                        Richard A. Visconti
                                        Assistant General Counsel


                                        /s/ Arnold H. Quint

                                        Arnold H. Quint
                                        Hunton & Williams
                                        1900 K Street, N.W.
                                        Washington, D.C. 20006
                                        Of Counsel


Enclosures
cc:   Addressees on Attachment D

                                                                 Exhibit D-4
PUBLIC SERVICE COMMISSION
STATE OF NEW YORK
------------------------------X-------------------
Joint Petition of Long Island Lighting
Company and The Brooklyn Union      :
Gas Company Under Section 70 of the
Public Service Law for Approval of  :                 Case No.
Share Exchanges and Property              JOINT PETITION
TRANSFERS, AND TO AMEND  HOLDI:G
COMPANY AGREEMENT APPROVED IN CASE
95-G-0761.
------------------------------X-------------------

TO THE PUBLIC SERVICE COMMISSION
OF THE STATE OF NEW YORK:

      INTRODUCTION

1.   CORRESPONDENCE  REGARDING  THIS JOINT  PETITION  SHOULD BE ADDRESSED TO THE
     FOLLOWING: FOR LONG ISLAND LIGHTING COMPANY:

      ANTHONY NOZZOLILLO
      SENIOR VICE PRESIDENT - FINANCE AND
           CHIEF FINANCIAL OFFICER
      LONG ISLAND LIGHTING COMPANY
      175 EAST OLD COUNTRY ROAD
      HICKSVILLE, NEW YORK 11801
         (516) 545-5017

                                    - AND -

      LEONARD P. NOVELLO, ESQ.
      SENIOR VICE PRESIDENT AND GENERAL
          COUNSEL
      RICHARD A. VISCONTI, ESQ.
      ASSISTANT GENERAL COUNSEL
      LONG ISLAND LIGHTING COMPANY
      175 EAST OLD COUNTRY ROAD
      HICKSVILLE, NEW YORK 11801
         (516) 545-5586
      FOR THE BROOKLYN UNION GAS
      COMPANY:

      VINCENT D.  ENRIGHT
      SENIOR VICE PRESIDENT AND CHIEF
         FINANCIAL OFFICER
      THE BROOKLYN UNION GAS COMPANY
      ONE METROTECH CENTER
      BROOKLYN, NEW YORK 11201
         (718) 403-2370

                                    - AND -

      STEVEN L.  ZELKOWITZ, ESQ.
      PETER M. METZGER, ESQ.
      CULLEN AND DYKMAN
      177 MONTAGUE STREET
      BROOKLYN, NEW YORK 11201
         (718) 855-9000

2. LONG ISLAND LIGHTING COMPANY (LILCO) IS AN ELECTRIC AND GAS CORPORATION, INCORPORATED IN 1910 UNDER THE TRANSPORTATION CORPORATIONS LAW OF THE STATE OF NEW YORK, AND HAS ITS

     PRINCIPAL PLACE OF BUSINESS AT 175 EAST OLD COUNTRY ROAD, HICKSVILLE, NEW YORK 11801.

3. THE BROOKLYN UNION GAS COMPANY (BROOKLYN UNION) IS A GAS CORPORATION, INCORPORATED IN 1895 UNDER THE TRANSPORTATION CORPORATIONS LAW OF THE STATE OF NEW YORK, AND HAS ITS PRINCIPAL PLACE OF BUSINESS AT ONE METROTECH CENTER, BROOKLYN, NEW YORK 11201 ( LILCO AND BROOKLYN UNION EACH ARE SOMETIMES REFERRED TO SEVERALLY HEREIN AS A "PETITIONER" AND COLLECTIVELY AS "PETITIONERS"). 4. A CERTIFIED COPY OF EACH PETITIONER'S CERTIFICATE OF INCORPORATION AND EACH AMENDMENT OR RESTATEMENT OF EACH SUCH CERTIFICATE HAVE BEEN HERETOFORE DULY FILED WITH THE COMMISSION. 5. LILCO HOLDS A FRANCHISE OR FRANCHISES TO LAY CONDUCTORS FOR GAS AND ELECTRICITY IN THE STREETS, HIGHWAYS AND PUBLIC PLACES OF, AND FURNISHES ELECTRIC AND GAS SERVICE TO CONSUMERS IN, THE COUNTIES OF NASSAU AND SUFFOLK AND ON THE ROCKAWAY PENINSULA IN THE BOROUGH OF QUEENS, OF THE CITY OF NEW YORK
     (CITY). 6. BROOKLYN UNION HOLDS A FRANCHISE OR FRANCHISES TO LAY CONDUCTORS FOR GAS IN THE STREETS, HIGHWAYS AND PUBLIC PLACES OF, AND FURNISHES GAS SERVICE TO CONSUMERS IN, THE BOROUGHS OF BROOKLYN AND STATEN ISLAND AND IN THE FORMER SECOND AND FOURTH WARDS OF THE BOROUGH OF QUEENS, ALL OF WHICH ARE LOCATED IN THE CITY. RELIEF SOUGHT 7. IN ACCORDANCE WITH THE TERMS AND CONDITIONS OF THE "AMENDED AND RESTATED AGREEMENT AND PLAN OF EXCHANGE" (EXCHANGE AGREEMENT), DATED AS OF FEBRUARY 6, 1997 AMONG BROOKLYN UNION, LILCO AND BUGLILCO HOLDING CORP. (HOLDCO), LILCO AND BROOKLYN UNION PROPOSE TO EFFECT THE TRANSFER OF THE OWNERSHIP OF THEIR COMMON EQUITY SECURITIES FROM THE PUBLIC SHAREHOLDERS THEREOF TO HOLDCO IN SHARE EXCHANGES, PURSUANT TO WHICH THE PUBLIC SHAREHOLDERS OF LILCO WILL RECEIVE .803 SHARES OF COMMON STOCK OF HOLDCO FOR EACH SHARE

      OF COMMON STOCK OF LILCO THEY OWN AT SUCH TIME, AND THE PUBLIC SHAREHOLDERS OF BROOKLYN UNION WILL RECEIVE ONE SHARE OF COMMON STOCK OF HOLDCO FOR EACH SHARE OF COMMON STOCK OF BROOKLYN UNION THEY OWN AT SUCH TIME. AFTER THE CONSUMMATION OF THE TRANSACTIONS CONTEMPLATED AND DESCRIBED IN THIS JOINT PETITION AND THE SUPPORTING DOCUMENTS APPENDED HERETO, LILCO AND BROOKLYN UNION EACH WILL BE A WHOLLY-OWNED SUBSIDIARY OF HOLDCO, WHICH IN TURN WILL BE OWNED BY THE THEN EXISTING PUBLIC SHAREHOLDERS OF LILCO AND BROOKLYN UNION. AS MORE FULLY DESCRIBED IN THE AFFIDAVIT OF ROBERT B. CATELL, CHAIRMAN OF THE BOARD OF DIRECTORS AND CHIEF EXECUTIVE OFFICER OF BROOKLYN UNION, ATTACHED HERETO AS APPENDIX "E," FOR TAX-RELATED REASONS, THE EXISTING UNREGULATED SUBSIDIARIES OF BOTH BROOKLYN UNION AND LILCO WILL REMAIN SUBSIDIARIES OF THOSE COMPANIES AND NOT BE SPUN UP TO HOLDCO AFTER THE CONSUMMATION OF THE SHARE EXCHANGES. HOWEVER, ANY NEW INVESTMENT IN UNREGULATED ACTIVITIES, EITHER IN THE EXISTING UNREGULATED SUBSIDIARIES OR IN ANY NEW ENTITIES THAT MAY BE FORMED AFTER THE CONSUMMATION OF THE SHARE EXCHANGES, WOULD BE MADE DIRECTLY BY HOLDCO OR ANY UNREGULATED SUBSIDIARIES THEREOF, RATHER THAN BY OR THROUGH EITHER LILCO OR BROOKLYN UNION.

8. BY ITS OPINION 96-26 ISSUED ON SEPTEMBER 25, 1996 IN CASE 95-G-0761, THE COMMISSION, INTER ALIA, APPROVED THE "STIPULATION AND AGREEMENT RESOLVING CORPORATE STRUCTURE AND ESTABLISHING MULTI-YEAR RATE PLAN" DATED JUNE 25, 1996 AMONG BROOKLYN UNION, THE STAFF OF THE DEPARTMENT OF PUBLIC SERVICE, THE STATE CONSUMER PROTECTION BOARD, AND THE CITY (HOLDING COMPANY AGREEMENT). BY APPROVING THE HOLDING COMPANY AGREEMENT, THE COMMISSION GRANTED BROOKLYN UNION PERMISSION TO EFFECT THE TRANSFER OF THE OWNERSHIP OF ITS COMMON EQUITY SECURITIES FROM THE PUBLIC SHAREHOLDERS THEREOF TO A NEWLY FORMED HOLDING COMPANY - THEN ANTICIPATED TO BE NAMED "KEYSPAN ENERGY CORPORATION" (KEYSPAN) - IN A

      STOCK-FOR-STOCK EXCHANGE. HOWEVER, AS A CONSEQUENCE OF THE TRANSACTIONS CONTEMPLATED UNDER THE EXCHANGE AGREEMENT, THE TRANSFER OF OWNERSHIP OF THE BROOKLYN UNION SHARES TO KEYSPAN WILL NOT OCCUR. HENCE, TO CONSUMMATE THE TRANSACTIONS CONTEMPLATED BY THE EXCHANGE AGREEMENT DESCRIBED ABOVE, BROOKLYN UNION IS PROPOSING TO EFFECT THE SHARE EXCHANGE WITH HOLDCO, SO THAT THE OWNERSHIP OF ITS COMMON EQUITY SECURITIES ARE TRANSFERRED FROM THE PUBLIC SHAREHOLDERS TO HOLDCO RATHER THAN TO KEYSPAN.

9. LILCO SEEKS THE APPROVAL OF THE COMMISSION HEREBY UNDER SECTION 70 OF THE PUBLIC SERVICE LAW TO ENGAGE IN THE SHARE EXCHANGE WITH HOLDCO AS CONTEMPLATED IN AND PURSUANT TO THE TERMS OF THE EXCHANGE AGREEMENT.

10. IN ADDITION, AS MORE FULLY DESCRIBED IN THE AFFIDAVIT OF MR. CATELL, AND IN THE AFFIDAVIT ATTACHED HERETO AS APPENDIX "F," OF MR. ANTHONY NOZZOLILLO - SENIOR VICE PRESIDENT - FINANCE AND CHIEF FINANCIAL OFFICER OF LILCO AND MR. VINCENT D. ENRIGHT - SENIOR VICE PRESIDENT AND CHIEF FINANCIAL OFFICER OF BROOKLYN UNION, BROOKLYN UNION AND LILCO SEEK CERTAIN MODIFICATIONS TO PROVISIONS OF THE HOLDING COMPANY AGREEMENT RELATING TO THE RELATIONSHIP OF THE UTILITIES TO HOLDCO AND TO THEIR UNREGULATED AFFILIATES AND TO ENSURING THE FINANCIAL INTEGRITY OF THE UTILITIES, AND LILCO SEEKS TO BECOME A PARTY TO AND BE BOUND BY THE TERMS OF THE HOLDING COMPANY AGREEMENT, AS SO MODIFIED. SUCH MODIFICATIONS ARE DESIGNED TO ENSURE THAT (A) THE ABILITY OF THE RESPECTIVE UTILITIES TO FINANCE THEIR ONGOING PUBLIC SERVICE OBLIGATIONS IS NOT IMPAIRED AS THE RESULT OF UNREGULATED INVESTMENTS MADE BY HOLDCO, (B) THE UNREGULATED AFFILIATES ARE NOT SUBSIDIZED BY UTILITY CUSTOMERS, (C) MANAGEMENT ATTENTION IS NOT DIVERTED TO UNREGULATED ACTIVITIES TO SUCH AN EXTENT THAT IT WILL IMPAIR THE ABILITY OF THE TWO UTILITIES TO PROVIDE SUPERIOR UTILITY SERVICE, AND (D) THE UNREGULATED AFFILIATES OF HOLDCO RECEIVE NEITHER AN UNFAIR COMPETITIVE ADVANTAGE NOR DISADVANTAGE BY VIRTUE OF THEIR AFFILIATION

      WITH LILCO AND BROOKLYN UNION.

11.  IN THE HOLDING COMPANY AGREEMENT,  BROOKLYN UNION WAS GIVEN AUTHORITY UNDER
     SECTION 70 OF THE PUBLIC SERVICE LAW TO TRANSFER ASSETS WITH A NET BOOK COST NOT TO EXCEED $1 MILLION TO THE NEW HOLDING COMPANY ON ITS FORMATION. IT IS CURRENTLY ANTICIPATED THAT AT THE TIME OF THE CONSUMMATION OF THE SHARE EXCHANGES, HOLDCO WILL FORM A CORPORATE SERVICES SUBSIDIARY (SERVECO) THAT WILL PROVIDE ADMINISTRATIVE AND MANAGEMENT SERVICES TO THE PETITIONERS THAT CURRENTLY ARE BEING PERFORMED SEPARATELY BY BOTH LILCO AND BROOKLYN UNION. IT ALSO IS ANTICIPATED THAT, IN CONNECTION WITH THE SHARE EXCHANGES AND THE FORMATION OF SERVECO, PETITIONERS WILL TRANSFER ASSETS IN THE NATURE OF VEHICLES, OFFICE EQUIPMENT AND FURNITURE, DATA PROCESSING
     EQUIPMENT, AND OTHER ASSETS AS REQUIRED FOR HOLDCO AND SERVECO TO CONDUCT THEIR BUSINESSES. THE NATURE AND NET BOOK COST OF SUCH ASSETS WILL BE DESCRIBED IN GREATER DETAIL BY FUTURE AMENDMENT TO THIS PETITION. LILCO AND BROOKLYN UNION SEEK COMMISSION APPROVAL HEREBY UNDER SECTION 70 OF THE PUBLIC SERVICE LAW TO EFFECT SUCH TRANSFER OF ASSETS IN LIEU OF THE TRANSFER APPROVED IN THE HOLDING COMPANY AGREEMENT. 12. LILCO AND BROOKLYN UNION PROPOSE THAT THE COMMISSION APPROVE THE COST ALLOCATION METHODOLOGY PROPOSED HEREIN FOR THE ALLOCATION OF DIRECT CHARGES AND COMMON COSTS AMONG AND BETWEEN HOLDCO, SERVECO, LILCO, BROOKLYN UNION AND THE UNREGULATED AFFILIATES THEREOF. 13. BROOKLYN UNION PROPOSES TO REDUCE ITS BASE TARIFF RATES TO CORE SERVICE CUSTOMERS IN AN ANNUAL AMOUNT OF $9.0 MILLION, OR 0.7%, EFFECTIVE ON THE DATE OF CLOSING OF THE EXCHANGE AGREEMENT. THIS REDUCTION REFLECTS BROOKLYN UNION'S ALLOCABLE SHARE OF THE CUSTOMER PORTION OF THE FORECAST REALIZABLE TEN YEAR NON-GAS COST RELATED NET SYNERGY SAVINGS IDENTIFIED IN THE AFFIDAVIT OF MR. THOMAS J. FLAHERTY, NATIONAL PARTNER - UTILITIES CONSULTING OF THE DELOITTE & TOUCHE

      CONSULTING GROUP, ATTACHED HERETO AS APPENDIX "H." BROOKLYN UNION PROPOSES TO OTHERWISE CONTINUE THE LONG TERM RATE PLAN REFLECTED IN THE HOLDING COMPANY AGREEMENT, AND REQUESTS THAT THE COMMISSION APPROVE THE RATE REDUCTION PROPOSED HEREIN AND OTHERWISE CONFIRM THE CONTINUATION OF THE EXISTING LONG TERM RATE PLAN.
14. LILCO FILED A NEW ELECTRIC RATE PLAN ON SEPTEMBER 27, 1996 IN CASE 96-E-0132. LILCO PROPOSES TO AMEND THE RATE PLAN PROPOSED THEREIN TO REDUCE ELECTRIC RATES BY $44.1 MILLION ANNUALLY, OR 1.8%, EFFECTIVE ON THE DATE OF CLOSING OF THE EXCHANGE AGREEMENT. THIS REDUCTION REFLECTS THE CUSTOMER PORTION OF THE NON-GAS COST RELATED NET SYNERGY SAVINGS ALLOCABLE TO ITS ELECTRIC OPERATIONS. LILCO OTHERWISE REQUESTS THAT THE COMMISSION ADOPT AND APPROVE THE RATE PLAN PROPOSED BY LILCO IN CASE 96-E-0132, AS PROPOSED TO BE AMENDED HEREIN, ON OR BEFORE THE DATE THAT IT ISSUES A FINAL ORDER ON THIS JOINT PETITION.

15. IN ADDITION, LILCO PROPOSES TO REDUCE BASE GAS TARIFF RATES BY $1.7 MILLION ANNUALLY, OR 0.3%, EFFECTIVE ON THE DATE OF CLOSING THE EXCHANGE AGREEMENT, REFLECTING THE CUSTOMER PORTION OF THE NON-GAS COST RELATED NET SYNERGY SAVINGS ALLOCABLE TO LILCO'S GAS OPERATIONS. THEREAFTER, LILCO PROPOSES TO FREEZE THE NON-GAS COST COMPONENT OF ITS GAS REVENUE REQUIREMENT THROUGH NOVEMBER 30, 2001. TO EFFECT THAT FREEZE, LILCO ALSO PROPOSES TO (A)
     ROLL-OUT THE BASE COST OF GAS FROM BASE TARIFF RATES, (B) AMEND THE OPERATION OF THE GAS ADJUSTMENT CLAUSE, (C) UNBUNDLE CHARGES FOR CERTAIN SERVICES FROM BASE TARIFF SALES AND TRANSPORTATION RATES, (D) ALTER THE SHARING PERCENTAGES FOR OFF-SYSTEM SERVICES, (E) APPLY THE CUSTOMER PORTION OF MARGIN REVENUES FROM FUEL MANAGEMENT SERVICES PROVIDED TO A COGENERATION FACILITY LOCATED AT THE SITE OF THE FORMER BROOKLYN NAVY YARD TO THE RECOVERY OF ENVIRONMENTAL INVESTIGATION AND REMEDIATION COSTS FOR THE SITES OF FORMER MANUFACTURED GAS PLANT FACILITIES, AND (F) EFFECT CERTAIN RATE DESIGN CHANGES, ALL AS MORE FULLY DESCRIBED IN THE AFFIDAVITS OF MR.

     CATELL, MESSRS. NOZZOLILLO AND ENRIGHT, AND MR. LOUIS B. HOLDER - MANAGER OF THE COSTING AND RATE DIVISION OF LILCO, ATTACHED HERETO AS APPENDIX "J." LILCO REQUESTS THAT THE COMMISSION APPROVE THE PROPOSED GAS RATE REDUCTION AND LONG TERM GAS RATE PLAN.

16. AS DISCUSSED MORE FULLY INFRA, BROOKLYN UNION ALSO SEEKS A WAIVER OF THOSE PROVISIONS OF THE HOLDING COMPANY AGREEMENT AS MIGHT BE CONSTRUED TO REQUIRE BROOKLYN UNION TO PURSUE THE DISPUTE RESOLUTION PROCEDURE SET FORTH THEREIN FOR AMENDMENTS OR MODIFICATIONS OF THAT AGREEMENT, IN LIEU OF FILING THE INSTANT PETITION.

17. THE FOLLOWING APPENDICES ARE ATTACHED TO THIS JOINT PETITION, INCORPORATED HEREIN AND MADE A PART HEREOF:

     A. APPENDIX "A" - STATEMENT OF FINANCIAL CONDITION OF LILCO AS OF DECEMBER 31, 1996, AS REQUIRED BY THE COMMISSION'S REGULATIONS (16 N.Y.C.R.R. SS.SS.18.1 & 39);

     B. APPENDIX "B" - STATEMENT OF FINANCIAL CONDITION OF BROOKLYN UNION AS OF SEPTEMBER 30, 1996, AS REQUIRED BY THE COMMISSION'S REGULATIONS (16 N.Y.C.R.R. SS.SS.18.1 & 39)

     C. APPENDIX "C" - POST-BUSINESS COMBINATION PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS OF HOLDCO

     D.   APPENDIX "D" - PROPOSED COST ALLOCATION METHODOLOGY

     E.   APPENDIX "E" - AFFIDAVIT OF ROBERT B. CATELL

     F.   APPENDIX "F" - AFFIDAVITS OF ANTHONY NOZZOLILLO AND VINCENT D. ENRIGHT

     G.   APPENDIX "G" - AFFIDAVITS OF CHARLES DAVERIO AND EDWARD J. SONDEY

     H.   APPENDIX "H" - AFFIDAVIT OF THOMAS J. FLAHERTY

     I.   APPENDIX "I" - AFFIDAVIT OF ROBERT M. SPANN

     J.   APPENDIX "J" - AFFIDAVIT OF LOUIS B. HOLDER

     K. APPENDIX "K" - DESCRIPTION OF PROPERTY TO BE TRANSFERRED (TO BE FILED BY AMENDMENT)

     L.   APPENDIX "L" - AMENDED AND RESTATED AGREEMENT AND PLAN OF EXCHANGE

     M. APPENDIX "M" - STOCK PRICE AND DIVIDEND DATA, AS REQUIRED BY THE COMMISSION'S REGULATIONS (16 N.Y.C.R.R. SS.39.1(C)) 18. A BRIEF DESCRIPTION OF THE PETITIONERS; A BRIEF DESCRIPTION OF THE EXCHANGE AGREEMENT; AN EXPLANATION OF THE NEED FOR AND BENEFITS OF THE PROPOSED BUSINESS COMBINATION; A DESCRIPTION OF THE EFFECT OF THE PROPOSED
          BUSINESS COMBINATION ON UTILITY RATES, REGULATION, SERVICE AND COMPETITION, INCLUDING A BRIEF DESCRIPTION OF LILCO'S PROPOSED ELECTRIC RATE PLAN AND GAS RATE PROPOSAL; AND AN EXPLANATION OF THE PROPOSED AMENDMENTS TO CERTAIN PROVISIONS OF THE HOLDING COMPANY
          AGREEMENT, ARE DETAILED IN THE REMAINDER OF THIS PETITION. BRIEF DESCRIPTION OF PETITIONERS LILCO 19. LILCO PROVIDES RETAIL ELECTRIC AND GAS SERVICE IN THE COUNTIES OF NASSAU AND SUFFOLK AND ON THE ROCKAWAY PENINSULA IN THE BOROUGH OF QUEENS. IT SERVES APPROXIMATELY
          1.03 MILLION ELECTRIC CUSTOMERS, OF WHICH ABOUT 921,000 ARE RESIDENTIAL. IT ALSO SERVES ABOUT 460,000 GAS CUSTOMERS, OF WHICH APPROXIMATELY 412,000 ARE RESIDENTIAL. ITS SERVICE TERRITORY COVERS ABOUT 1,230 SQUARE MILES WITH A POPULATION OF ABOUT 2.7 MILLION PEOPLE. IN FISCAL YEAR 1996 (ENDED DECEMBER 31, 1996), LILCO HAD TOTAL ELECTRIC SALES OF 16,414 GWH AND TOTAL GAS SALES AND TRANSPORTATION SERVICES OF 77,230 MDT, OF WHICH 61,904 MDT WERE FOR FIRM SALES AND TRANSPORTATION SERVICE, 7,869 MDT FOR ON-SYSTEM INTERRUPTIBLE SALES AND TRANSPORTATION SERVICE, AND 7,457 MDT FOR OFF-SYSTEM SALES AND TRANSPORTATION. UTILITY REVENUES TOTALED $3.150 BILLION IN CALENDAR YEAR 1996. 20. IN ADDITION TO ITS REGULATED ELECTRIC AND GAS UTILITY OPERATIONS, LILCO HAS BEEN INVOLVED IN

      CERTAIN RELATED BUT UNREGULATED OPERATIONS. CURRENTLY, IT HAS INVESTMENTS IN UNREGULATED SUBSIDIARIES ENGAGED IN INTERSTATE PIPELINE TRANSMISSION, GAS STORAGE, AND RELATED SERVICES.
            BROOKLYN UNION

     21. BROOKLYN UNION CONDUCTS A GAS DISTRIBUTION BUSINESS ENTIRELY IN THE CITY, WITH THE EXCEPTION OF CERTAIN OFF-SYSTEM TRANSACTIONS CONDUCTED BY ITS NEW YORK MARKET HUB(SM). IT SERVES APPROXIMATELY 1.1 MILLION GAS CUSTOMERS, OF WHICH ABOUT 1 MILLION ARE RESIDENTIAL. ITS SERVICE TERRITORY COVERS APPROXIMATELY 187 SQUARE MILES WITH A POPULATION OF ABOUT 4 MILLION. IN FISCAL YEAR 1996 (ENDED SEPTEMBER 30, 1996), BROOKLYN UNION HAD TOTAL SALES AND TRANSPORTATION SERVICES OF 184,897 MDT, OF WHICH 141,948 MDT WERE FOR FIRM SALES AND TRANSPORTATION SERVICE, 13,311 MDT FOR ON-SYSTEM INTERRUPTIBLE SALES AND
          TRANSPORTATION SERVICE, AND 29,638 MDT FOR OFF-SYSTEM SALES AND TRANSPORTATION SERVICE PERFORMED BY THE COMPANY'S NEW YORK MARKET HUB(SM). UTILITY REVENUES TOTALED $1.35 BILLION IN FISCAL YEAR 1996.
          22. IN ADDITION TO ITS REGULATED GAS UTILITY OPERATIONS, BROOKLYN UNION HAS BEEN INVOLVED IN RELATED UNREGULATED OPERATIONS FOR OVER THIRTY YEARS. CURRENTLY, IT HAS INVESTMENTS IN UNREGULATED SUBSIDIARIES ENGAGED IN OIL AND GAS EXPLORATION, DEVELOPMENT, PRODUCTION AND MARKETING; INTERSTATE PIPELINE TRANSMISSION; ENERGY MANAGEMENT SERVICES; COGENERATION AND INDEPENDENT POWER PRODUCTION; GAS STORAGE; AND RELATED SERVICES. AS OF SEPTEMBER 30, 1996, BROOKLYN UNION HAD AN EQUITY INVESTMENT OF $259 MILLION IN UNREGULATED SUBSIDIARIES AND AFFILIATES. EXCHANGE AGREEMENT 23. OVER THE COURSE OF THE LAST SEVERAL YEARS, DRAMATIC CHANGES HAVE BEEN AND ARE OCCURRING IN THE ELECTRIC AND GAS INDUSTRIES AT THE FEDERAL AND STATE LEVELS, THE HALLMARK OF WHICH IS AN

      INCREASINGLY COMPETITIVE ENVIRONMENT IN WHICH TRADITIONALLY REGULATED GAS AND ELECTRIC UTILITIES MUST DO BUSINESS. AS A CONSEQUENCE OF THIS INDUSTRY TRANSFORMATION, BROOKLYN UNION AND LILCO, LIKE MOST UTILITIES IN THE COUNTRY, HAVE BEEN ENGAGED IN AN ONGOING EVALUATION OF THE ENERGY INDUSTRY TO DETERMINE HOW BEST TO RESPOND TO THESE CHANGES. A NUMBER OF YEARS AGO, THIS RESULTED IN PETITIONERS COMMENCING EXPLORATORY DISCUSSIONS AIMED AT DETERMINING WHETHER SOME FORM OF BUSINESS COMBINATION MIGHT PROVIDE A MUTUALLY BENEFICIAL PLATFORM FOR RESPONDING TO THIS EVOLVING AND INCREASINGLY COMPETITIVE AND COMMODITIZED ENERGY MARKETPLACE. THESE DISCUSSIONS CONTINUED OFF AND ON OVER THE YEARS, CULMINATING IN A SERIES OF INTENSIVE MEETINGS DURING THE LATTER HALF OF 1996. IN DECEMBER 1996, BROOKLYN UNION AND LILCO REACHED AN AGREEMENT ON THE TERMS AND CONDITIONS OF A BUSINESS COMBINATION, THEIR RESPECTIVE BOARDS OF DIRECTORS APPROVED THAT AGREEMENT ON DECEMBER 29, 1996, AND THAT AGREEMENT WAS REVISED AS OF FEBRUARY 6, 1997 TO REFLECT CERTAIN TECHNICAL CHANGES. THE TERMS AND CONDITIONS OF THE AGREEMENT OF PETITIONERS WITH RESPECT TO THE SHARE EXCHANGES ARE REFLECTED IN THE EXCHANGE AGREEMENT, ATTACHED HERETO AS APPENDIX "L," AND DESCRIBED IN DETAIL BELOW.

24. THE EXCHANGE AGREEMENT PROVIDES THAT, FOLLOWING ITS ADOPTION BY THE COMMON SHAREHOLDERS OF LILCO AND BROOKLYN UNION, THE SECURING OF ALL REQUIRED REGULATORY AND GOVERNMENTAL APPROVALS AND CONSENTS, AND THE SATISFACTION OR WAIVER OF CERTAIN OTHER CONDITIONS, EACH SHARE OF BROOKLYN UNION COMMON STOCK WILL BE EXCHANGED FOR ONE SHARE OF HOLDCO COMMON STOCK, AND EACH SHARE OF LILCO COMMON STOCK WILL BE EXCHANGED FOR .803 SHARES OF HOLDCO COMMON STOCK. EACH SHARE OF BROOKLYN UNION PREFERRED STOCK AND LILCO PREFERRED STOCK WILL BE UNCHANGED AND REMAIN THE OUTSTANDING STOCK OF EACH RESPECTIVE COMPANY. BASED ON THE NUMBER OF BROOKLYN UNION AND LILCO SHARES OUTSTANDING AT DECEMBER 29, 1996, THE

      SHAREHOLDERS OF LILCO COMMON STOCK WOULD OWN 66% OF THE COMMON STOCK OF HOLDCO, AND SHAREHOLDERS OF BROOKLYN UNION COMMON STOCK WOULD OWN 34% OF THE COMMON STOCK OF HOLDCO, IF THE SHARE EXCHANGES WERE CONSUMMATED AS OF SUCH DATE.

25. THE RESPECTIVE OBLIGATIONS OF LILCO AND BROOKLYN UNION TO EFFECT THE SHARE EXCHANGES ARE SUBJECT TO A NUMBER OF CONDITIONS SET FORTH IN THE EXCHANGE AGREEMENT, INCLUDING, BUT NOT LIMITED TO: (A) THE APPROVAL OF THE EXCHANGE AGREEMENT BY TWO-THIRDS OF THE COMMON STOCK OF BOTH BROOKLYN UNION AND LILCO; (B) OBTAINING ALL REQUIRED FEDERAL AND STATE APPROVALS; (C) THE APPROVAL BY THE COMMISSION OF LONG TERM RATE PLANS FOR THE COMPANIES; AND
     (D) THE CLOSING OF THE SHARE EXCHANGES CONTEMPLATED UNDER THE EXCHANGE AGREEMENT BY NO LATER THAN DECEMBER 29, 1997, PROVIDED, HOWEVER, THAT UNDER CERTAIN CONDITIONS, SUCH DATE MAY BE EXTENDED TO JUNE 30, 1998. 26. PURSUANT TO THE EXCHANGE AGREEMENT, LILCO AND BROOKLYN UNION EACH HAVE AGREED TO CONDUCT THEIR BUSINESSES IN CERTAIN MANNER UNTIL THE CLOSING OF THE TRANSACTION. AMONG OTHER THINGS, EACH HAS AGREED TO: (A) NOT ACQUIRE ANY SUBSTANTIAL INTEREST IN ANY OTHER ENTITY, OTHER THAN IN THE ORDINARY COURSE; (B) NOT TAKE ANY ACTION THAT WOULD PREVENT HOLDCO FROM ACCOUNTING FOR THE TRANSACTIONS TO BE EFFECTED PURSUANT TO THE EXCHANGE AGREEMENT AS A POOLING OF INTERESTS; (C) NOT INCUR OR GUARANTEE ANY INDEBTEDNESS OF ANOTHER PERSON (OTHER THAN INDEBTEDNESS INCURRED TO REFINANCE EXISTING INDEBTEDNESS); (D) NOT COMMENCE CONSTRUCTION OF ANY ADDITIONAL ELECTRIC GENERATING, TRANSMISSION, OR DELIVERY CAPACITY, AND NOT OBLIGATE ITSELF TO ACQUIRE OR DISPOSE OF ANY ELECTRIC GENERATING, TRANSMISSION, OR DELIVERY CAPACITY; AND (E) NOT MAKE ANY FILING TO CHANGE ITS RATES ON FILE WITH THE COMMISSION THAT WOULD HAVE A MATERIAL ADVERSE EFFECT ON THE BENEFITS ASSOCIATED WITH THE TRANSACTION. REQUIRED REGULATORY APPROVALS

27. IN ADDITION TO THE REGULATORY APPROVALS REQUESTED HEREBY, TO EFFECT THE SHARE EXCHANGES CONTEMPLATED BY THE EXCHANGE AGREEMENT, THE PETITIONERS ARE REQUIRED TO OBTAIN THE FOLLOWING FEDERAL AND STATE REGULATORY APPROVALS (NONE OF WHICH HAVE BEEN OBTAINED AS OF THE DATE HEREOF).

     A. FEDERAL ENERGY REGULATORY COMMISSION. LILCO IS SUBJECT TO THE JURISDICTION OF THE FEDERAL ENERGY REGULATORY COMMISSION (FERC) UNDER THE FEDERAL POWER ACT (FPA) WITH RESPECT TO CERTAIN WHOLESALE ELECTRIC SALES AND TRANSMISSION SERVICES. FERC HAS ASSERTED JURISDICTION OVER ANY TRANSFER OF OWNERSHIP AND CONTROL OVER LILCO'S FERC JURISDICTIONAL FACILITIES UNDER SECTION 203 OF THE FPA. AN APPLICATION SEEKING THE APPROVAL OF THE FERC WILL BE FILED SHORTLY AFTER THE DATE OF FILING THIS JOINT PETITION. B. SECURITIES AND EXCHANGE COMMISSION. SINCE HOLDCO WILL OWN ALL OF THE COMMON STOCK OF LILCO AND BROOKLYN UNION UPON THE CONSUMMATION OF THE SHARE EXCHANGES, HOLDCO WILL BE A PUBLIC UTILITY HOLDING COMPANY UNDER THE PUBLIC UTILITY HOLDING COMPANY ACT (PUHCA), AND REQUIRE THE APPROVAL OF THE SECURITIES AND EXCHANGE COMMISSION (SEC) TO CONSUMMATE THE SHARE EXCHANGES UNDER SECTIONS 9(A)(2) AND 10 OF PUHCA. IT IS ANTICIPATED THAT HOLDCO WILL FILE TO OBTAIN SEC APPROVAL SOMETIME PRIOR TO THE DATE ON WHICH THE COMMISSION ISSUES A FINAL ORDER HEREIN. IN ADDITION, IT IS CONTEMPLATED THAT HOLDCO WILL QUALIFY FOR AN EXEMPTION FROM REGISTRATION UNDER PUHCA AS A "PREDOMINANTLY INTRASTATE" PUBLIC UTILITY HOLDING COMPANY UNDER
          SECTION 3(A)(1) OF THAT ACT, AND WILL FILE A STATEMENT WITH THE SEC CLAIMING SUCH EXEMPTION. C. NUCLEAR REGULATORY COMMISSION. OPERATION OF THE NINE MILE POINT NUCLEAR POWER STATION UNIT 2, A NUCLEAR GENERATING FACILITY IN WHICH LILCO HAS AN 18% OWNERSHIP

            INTEREST, IS SUBJECT TO REGULATION BY THE NUCLEAR REGULATORY COMMISSION (NRC). ACCORDINGLY, NOTICE TO AND APPROVAL OF THE NRC UNDER THE ATOMIC ENERGY ACT IS REQUIRED. IT IS ANTICIPATED THAT LILCO WILL FILE SUCH NOTICE AND REQUEST THE APPROVAL OF THE NRC SHORTLY AFTER THE DATE OF THIS JOINT PETITION.

      D. HART-SCOTT-RODINO. UNDER THE HART-SCOTT-RODINO ANTITRUST IMPROVEMENTS ACT OF 1976, AS AMENDED (HSR), THE SHARE EXCHANGES MAY NOT BE CONSUMMATED UNTIL THE REQUISITE NOTIFICATIONS AND REPORT FORMS HAVE BEEN FILED WITH THE ANTITRUST DIVISION OF THE DEPARTMENT OF JUSTICE AND THE FEDERAL TRADE COMMISSION AND THE HSR WAITING PERIOD REQUIREMENTS HAVE BEEN SATISFIED. IT IS ANTICIPATED THAT THE PETITIONERS WILL MAKE SUCH FILING ON OR ABOUT JULY 1, 1997.

      CORPORATE STRUCTURE OF HOLDCO

28. UPON COMMISSION APPROVAL OF THIS PETITION, AND THE RECEIPT OF NECESSARY SHAREHOLDER AND OTHER APPROVALS DESCRIBED HEREIN, LILCO AND BROOKLYN UNION WILL ENGAGE IN THE SHARE EXCHANGES UNDER SECTION 913 OF THE BUSINESS CORPORATION LAW OF NEW YORK. AS A RESULT OF THESE EXCHANGES, LILCO AND BROOKLYN UNION EACH WILL BE A DIRECT WHOLLY-OWNED SUBSIDIARY OF HOLDCO. THE TRANSACTION WILL BE ACCOUNTED FOR AS A "POOLING OF INTERESTS" PURSUANT TO WHICH HOLDCO'S CONSOLIDATED FINANCIAL STATEMENTS WILL PRESENT THE FINANCIAL CONDITION OF HOLDCO AS THOUGH THE PETITIONERS HAD ALWAYS BEEN COMBINED. AT THE SAME TIME, IT IS ANTICIPATED THAT HOLDCO WILL FORM SERVECO. FOR TAX-RELATED REASONS, AS MORE FULLY DESCRIBED IN THE AFFIDAVIT OF MR. CATELL, THE EXISTING UNREGULATED SUBSIDIARIES OF LILCO AND BROOKLYN UNION WILL REMAIN SUBSIDIARIES OF EACH OF SUCH COMPANIES AFTER THE CLOSING OF THE EXCHANGE AGREEMENT. HOWEVER, ANY ADDITIONAL EQUITY INVESTMENT IN SUCH SUBSIDIARIES WILL BE MADE BY OR THROUGH HOLDCO, AND NOT BY EITHER LILCO OR BROOKLYN UNION.

29. THE COMMON STOCK OF BROOKLYN UNION AND LILCO WILL BE DELISTED AND HOLDCO WILL ENTER INTO A NEW LISTING AGREEMENT WITH THE NEW YORK STOCK EXCHANGE FOR THE LISTING OF HOLDCO'S COMMON STOCK.

30. THE LONG-TERM DEBT OF LILCO, WHICH CURRENTLY CONSISTS OF TAXABLE DEBENTURES AND GENERAL AND REFUNDING BONDS, AND TAX EXEMPT INDUSTRIAL DEVELOPMENT REVENUE BONDS, POLLUTION CONTROL REVENUE BONDS, AND ELECTRIC FACILITIES REVENUE BONDS, WILL REMAIN THE OBLIGATION OF LILCO. THE LONG-TERM UTILITY DEBT OF BROOKLYN UNION, WHICH CURRENTLY CONSISTS ONLY OF TAX-EXEMPT GAS FACILITIES REVENUE BONDS, WILL REMAIN THE OBLIGATION OF BROOKLYN UNION. THE LONG TERM DEBT OF BROOKLYN UNION'S UNREGULATED SUBSIDIARIES WILL REMAIN THE DIRECT OBLIGATIONS OF SUCH SUBSIDIARIES. THERE WILL BE NO CHANGE IN THE OUTSTANDING PREFERRED STOCK OF EITHER LILCO OR BROOKLYN UNION.

31. THE CURRENT COMMON STOCK PLANS OF LILCO AND BROOKLYN UNION WILL BE REPLACED BY PLANS THAT WILL PROVIDE FOR THE PURCHASE OF THE COMMON STOCK OF HOLDCO, RATHER THAN THE STOCK OF BROOKLYN UNION OR LILCO. NEED FOR AND BENEFITS OF THE TRANSACTION

32. AS THE COMMISSION IS ABUNDANTLY AWARE, THE GAS AND ELECTRIC ENERGY INDUSTRIES ARE IN THE PROCESS OF WHAT MAY BEST BE DESCRIBED AS A "SEA CHANGE" TRANSFORMATION, EVOLVING FROM WHAT HISTORICALLY HAVE BEEN TIGHTLY REGULATED ACTIVITIES AT BOTH THE FEDERAL AND STATE LEVELS TO INDUSTRIES THAT ARE BECOMING INCREASINGLY COMPETITIVE IN NATURE. SINCE THE COMMISSION IS EXCEEDINGLY FAMILIAR WITH THESE CHANGES, AND SINCE THERE WAS EXTENSIVE DISCUSSION OF THESE CHANGES IN BROOKLYN UNION'S PETITION AND THE RELATED APPENDICES THERETO FILED IN CASE 95-G- 0761, PETITIONERS WILL NOT DESCRIBE THEM IN DETAIL HERE. SUFFICE IT TO SAY THAT FERC ORDER 636 AT THE FEDERAL LEVEL IN THE GAS INDUSTRY, THE COMMISSION'S OPINION NO. 94-26 IN CASE 93-G-0932 AT THE STATE LEVEL IN THE GAS INDUSTRY (GAS INDUSTRY RESTRUCTURING
     CASE), FERC ORDER 888 AT THE FEDERAL LEVEL IN THE ELECTRIC INDUSTRY, AND THE COMMISSION'S OPINION AND ORDER 96-12 IN CASES 94-E-0952 ET AL., AT THE STATE LEVEL IN THE ELECTRIC INDUSTRY (COMPETITIVE OPPORTUNITIES CASE), MAKE CLEAR THAT THE EVOLUTION TO A COMPETITIVE MARKETPLACE IN THE ELECTRIC AND GAS INDUSTRIES IS WELL UNDER WAY. THE HEIGHTENED COMPETITIVE ENVIRONMENT IN THE ENERGY INDUSTRY LIKELY WILL PRODUCE AN INCREASED RELIANCE BY ENERGY AND ENERGY SERVICE PROVIDERS ON ECONOMIES OF SCALE AND SCOPE. NUMEROUS RECENTLY PROPOSED AND COMPLETED ELECTRIC AND GAS UTILITY MERGERS, SIMILAR TO THE PROPOSED TRANSACTION, PERHAPS BEST EXEMPLIFY THESE INDUSTRY TRENDS. THESE INCLUDE TRANSACTIONS INVOLVING: (A) ENOVA CORPORATION AND PACIFIC ENTERPRISES, INC.; (B) UNITED CITIES GAS COMPANY AND ATMOS ENERGY CORP.;
     (C) NORAM ENERGY CORP. AND HOUSTON INDUSTRIES INCORPORATED; (D) DUKE POWER CO. AND PANENERGY CORP.; (E) ENRON CORP. AND PORTLAND GENERAL ELECTRIC CO.; AND (F) TECO ENERGY CORP. AND LYKES ENERGY, INC. 33. AS EXPLAINED IN THE AFFIDAVIT OF MR. CATELL, PETITIONERS VIEW THEIR PROPOSED BUSINESS COMBINATION AS A NATURAL RESPONSE THESE CHANGES IN THE ENERGY INDUSTRY. UNDER THE NEW CORPORATE STRUCTURE, PETITIONERS WILL BE ABLE TO SPREAD THEIR FIXED OVERHEAD COSTS OVER A BROADER BASE AND A LARGER GEOGRAPHIC AREA, THEREBY REALIZING ECONOMIES OF SCALE AND SCOPE. THE BUSINESS COMBINATION ALSO WILL ALLOW PETITIONERS INCREASED FLEXIBILITY IN RAISING AND COMMITTING CAPITAL FOR NON-REGULATED OPERATIONS. THIS INCREASED FINANCIAL FLEXIBILITY WILL PLACE THE COMBINED ENTITY IN A BETTER POSITION TO TAKE ADVANTAGE OF, AND RESPOND SWIFTLY TO, NEW MARKET OPPORTUNITIES IN THE INCREASINGLY COMPETITIVE ENERGY INDUSTRY. 34. AS FURTHER EXPLAINED IN THE AFFIDAVIT OF MR. CATELL, THE PROPOSED BUSINESS COMBINATION WILL ALLOW PETITIONERS TO PARTICIPATE IN THE UPSIDE POTENTIAL OF THE "CONVERGENCE" OF GAS AND

      ELECTRICITY BY IMPROVING PETITIONERS' ABILITY TO RESPOND MORE EFFECTIVELY TO THE CHANGING DEMANDS OF THEIR CUSTOMERS THROUGH THE OFFERING OF A
      VARIETY  OF  ENERGY  SERVICES.  THE  COMBINED  COMPANY  WILL  HAVE  A MORE
      EXTENSIVE PORTFOLIO OF ENERGY PRODUCTS WHICH SHOULD ENHANCE ITS COMPETITIVE POSITION AS THE DISTINCTIONS BETWEEN ENERGY SOURCES BECOME INCREASINGLY BLURRED.

35. IN ADDITION, AS DISCUSSED IN THE AFFIDAVIT OF MR. FLAHERTY, AS WELL AS THE AFFIDAVITS OF MESSRS. CHARLES DAVERIO, VICE PRESIDENT, ENERGY EXCHANGE GROUP OF LILCO, AND EDWARD J. SONDEY, SENIOR VICE PRESIDENT OF BROOKLYN UNION, ATTACHED HERETO AS APPENDIX "G," THE BUSINESS COMBINATION OF BROOKLYN UNION AND LILCO AS PROPOSED IS ANTICIPATED TO RESULT IN COST SAVINGS OF APPROXIMATELY $1.282 BILLION, NET OF TRANSACTION COSTS AND COSTS TO ACHIEVE, OVER THE FIRST TEN YEARS FOLLOWING THE CLOSING OF THE
     TRANSACTION, OF WHICH SOME $290 MILLION REPRESENT FORECAST GAS COST SAVINGS. THE BALANCE OF THE TOTAL NET SYNERGY SAVINGS ARE DERIVED PRIMARILY FROM LABOR COSTS SAVINGS TO BE REALIZED THROUGH THE CREATION OF SERVECO, WHICH PETITIONERS ANTICIPATE WOULD PERFORM THE TREASURY, HUMAN RESOURCES, INSURANCE AND RISK MANAGEMENT, ACCOUNTING, PLANNING, REGULATORY AND GOVERNMENTAL AFFAIRS, CORPORATE COMMUNICATIONS, INFORMATION TECHNOLOGY,
     LEGAL AND PURCHASING FUNCTIONS COMMON TO LILCO AND BROOKLYN UNION. AS DETAILED IN THE AFFIDAVITS OF MESSRS. NOZZOLILLO AND ENRIGHT, AND DESCRIBED IN GREATER DETAIL BELOW, PETITIONERS ARE PROPOSING A RATEMAKING METHODOLOGY BY WHICH THE GAS AND ELECTRIC CUSTOMERS OF LILCO AND THE GAS CUSTOMERS OF BROOKLYN UNION WILL REALIZE AN IMMEDIATE RATE REDUCTION FOR THE CUSTOMER PORTION OF THESE SYNERGY SAVINGS. 36. AS DISCUSSED IN THE AFFIDAVIT OF MR. CATELL, THE PROPOSED COMBINATION ALSO WILL ALLOW PETITIONERS TO EXPLOIT MORE EFFECTIVELY BUSINESS OPPORTUNITIES AND GROWTH POTENTIAL FOR REGULATED UTILITY SERVICES IN BOTH LILCO'S AND BROOKLYN UNION'S SERVICE TERRITORIES, AS WELL

      AS BUSINESS OPPORTUNITIES AND GROWTH POTENTIAL FOR UNREGULATED SERVICES IN A BROADER GEOGRAPHICAL MARKET. THE COMBINED ENTITY WILL BE ABLE TO BECOME A TRUE REGIONAL "ENERGY PLAYER." AT THE SAME TIME, AS MR. CATELL EXPLAINS, EACH OF LILCO AND BROOKLYN UNION WILL BE BETTER POSITIONED TO MAINTAIN THEIR STRONG COMMITMENT TO THE ECONOMIC DEVELOPMENT AND WELFARE OF THEIR RESPECTIVE SERVICE TERRITORIES, WHICH COMMITMENT WILL BE ENHANCED BY THE IMPROVED ABILITY OF THE COMBINED ENTITY TO COMPETE IN THE ENERGY MARKETPLACE.

      EFFECTS ON RATES, REGULATION, SERVICE AND COMPETITION

37. ABILITY TO FINANCE UTILITY OPERATIONS - UNDER THE PROPOSED BUSINESS COMBINATION, LILCO AND BROOKLYN UNION WILL REMAIN SEPARATE COMPANIES OWNED BY HOLDCO. AS A CONSEQUENCE, AND AS EXPLAINED IN MORE DETAIL IN THE AFFIDAVITS OF MESSRS. NOZZOLILLO AND ENRIGHT, THE TRANSACTION WILL HAVE NO IMPACT ON THE ABILITY OF LILCO OR BROOKLYN UNION TO CONTINUE TO RAISE DEBT (INCLUDING TAX EXEMPT DEBT) OR PREFERRED EQUITY CAPITAL IN THE FUTURE. MOREOVER, ADDITIONAL COMMON STOCK AT THE HOLDCO LEVEL, WHETHER RAISED PUBLICLY OR GENERATED UNDER HOLDCO'S STOCK PLANS, WILL CONTINUE TO BE INVESTED IN LILCO AND BROOKLYN UNION AS APPROPRIATE, TO FUND UTILITY CAPITAL EXPENDITURES WHILE MAINTAINING A COST EFFECTIVE CAPITAL STRUCTURE AT THE UTILITY LEVEL. AS SUCH, THE PROPOSED TRANSACTION WILL NOT AFFECT EACH PETITIONER'S ABILITY TO RAISE CAPITAL TO FINANCE THEIR ONGOING PUBLIC SERVICE OBLIGATIONS. IN ADDITION, LILCO AND BROOKLYN UNION WILL REMAIN AS SEPARATE REGULATED UTILITIES, SUBJECT TO THE FULL PANOPLY OF THE REGULATORY REQUIREMENTS AND GENERAL JURISDICTION OF THE COMMISSION. HENCE, COMMISSION APPROVAL PURSUANT TO SECTION 69 OF THE PUBLIC SERVICE LAW STILL WILL BE
     REQUIRED FOR ANY ADDITIONAL DEBT OR PREFERRED EQUITY FINANCING BY PETITIONERS IN THE FUTURE, AS WELL AS ANY INFUSIONS OF NEW COMMON EQUITY CAPITAL TO PETITIONERS FROM HOLDCO.

38. CUSTOMER SERVICE - AS DESCRIBED IN THE AFFIDAVITS OF MR. CATELL AND MESSRS. NOZZOLILLO AND

      ENRIGHT, THE PROPOSED BUSINESS COMBINATION WILL NOT CAUSE ANY DEGRADATION IN CUSTOMER SERVICE FOR EITHER PETITIONER. FIRST, AS EXPLAINED ABOVE, UNDER THE TRANSACTION, BOTH BROOKLYN UNION AND LILCO WILL REMAIN SEPARATE, REGULATED UTILITIES SUBJECT TO THE FULL JURISDICTION OF THE COMMISSION AND ALL APPLICABLE REQUIREMENTS OF THE PUBLIC SERVICE LAW. AS SUCH, THE PETITIONERS STILL WILL BE REQUIRED TO COMPLY IN ALL RESPECTS WITH THEIR PARAMOUNT OBLIGATIONS TO PROVIDE UTILITY SERVICE THAT IS IN ALL RESPECTS SAFE AND ADEQUATE AT JUST AND REASONABLE RATES. HENCE, THE PROPOSED TRANSACTION WOULD IN NO WAY LIMIT THE COMMISSION'S AUTHORITY TO TAKE APPROPRIATE ACTION TO IMPROVE SERVICE QUALITY, IF NECESSARY. SECOND, THE PROPOSAL DOES NOT CONTEMPLATE EITHER BROOKLYN UNION OR LILCO INITIATING ANY CHANGE IN ITS SYSTEM OPERATIONS, RELIABILITY OR CUSTOMER SERVICE. THIRD, ALL EXISTING CUSTOMER SERVICE INCENTIVE PROGRAMS FOR BROOKLYN UNION AND LILCO WILL REMAIN UNCHANGED. HENCE, SERVICE TO CUSTOMERS SHOULD NOT DIMINISH IN ANY WAY AS A RESULT OF THE PROPOSED BUSINESS COMBINATION AND, AS MR. CATELL STATES, IT IS ANTICIPATED THAT THE COMBINATION WILL PROVIDE BOTH PETITIONERS WITH ADDITIONAL OPERATIONAL FLEXIBILITY THAT SHOULD ENHANCE THE LEVEL OF SERVICE TO CUSTOMERS IN SEVERAL AREAS.

39. EFFECT ON RATES - AS DETAILED IN THE AFFIDAVITS OF MESSRS. NOZZOLILLO AND ENRIGHT, EFFECTIVE ON THE DATE OF CLOSING OF THE PROPOSED TRANSACTION, PETITIONERS INTEND TO REDUCE UTILITY RATES TO REFLECT THE SYNERGY SAVINGS FORECAST TO RESULT FROM THE COMBINATION. HENCE, THERE WILL BE A DIRECT AND IMMEDIATE BENEFIT TO CUSTOMERS AS A CONSEQUENCE OF THE PROPOSED BUSINESS COMBINATION. IN ADDITION, AS DESCRIBED SUPRA, AND IN MORE DETAIL IN THE AFFIDAVITS OF MESSRS. NOZZOLILLO AND ENRIGHT, THE LONG TERM RATE PLANS PROPOSED OR IN EFFECT FOR THE ELECTRIC AND GAS OPERATIONS OF LILCO AND THE GAS OPERATIONS OF BROOKLYN UNION, PROVIDE FOR NON-FUEL COST RELATED REVENUE REQUIREMENT FREEZES THROUGH NOVEMBER 30, 2001 FOR LILCO AND SEPTEMBER 30, 2002 FOR BROOKLYN UNION. THUS, UTILITY CUSTOMERS OF THE COMBINED ENTERPRISE WILL ENJOY

     SUBSTANTIAL OVERALL LONG TERM RATE STABILITY IN ADDITION TO THE IMMEDIATE REDUCTION IN RATES.

40. EFFECT ON REGULATION - AS DESCRIED IN THE AFFIDAVIT OF MR. CATELL, AND AS EXPLAINED ABOVE, THE PROPOSED BUSINESS COMBINATION WILL HAVE NO IMPACT ON THE COMMISSION'S JURISDICTION OVER LILCO AND BROOKLYN UNION. IT WILL IN NO WAY DIMINISH THE COMMISSION'S PERVASIVE REGULATORY AUTHORITY OVER THE RATES, SERVICE, OPERATIONS, AND THE FINANCIAL CONDITION OF PETITIONERS' UTILITY BUSINESSES. NO ELECTRIC LINES, GAS PIPELINES, FACILITIES, FRANCHISES OR PERMITS OF EITHER PETITIONER NECESSARY FOR IT TO PROVIDE UTILITY SERVICE WILL BE TRANSFERRED.

41. EFFECT ON COMPETITION - AS DESCRIBED IN THE AFFIDAVIT OF DR. ROBERT M. SPANN, VICE PRESIDENT OF CHARLES RIVER ASSOCIATES, INC., ATTACHED HERETO AS APPENDIX "I," THE PROPOSED BUSINESS COMBINATION SHOULD NOT HAVE AN ADVERSE IMPACT ON COMPETITION IN THE ELECTRIC INDUSTRY. WHILE LILCO PROVIDES ELECTRIC SERVICE, BROOKLYN UNION OWNS NO ELECTRIC FACILITIES AND PROVIDES NO ELECTRIC SERVICE. MOREOVER, ALTHOUGH BROOKLYN UNION, THROUGH ITS SUBSIDIARIES GAS ENERGY INC. AND GAS ENERGY COGENERATION INC., CURRENTLY HOLDS EQUITY INTERESTS IN ENTITIES OWNING FOUR COGENERATION PROJECTS IN NEW YORK STATE FOR A COMBINED NET OWNERSHIP INTEREST OF 112 MEGAWATTS, IT INTENDS TO DIVEST ITSELF OF ALL ITS INTERESTS IN THOSE ENTITIES' PROJECTS ON OR BEFORE THE CLOSING OF THE EXCHANGE AGREEMENT. 42. AS FURTHER DESCRIBED IN THE AFFIDAVIT OF DR. SPANN, THE PROPOSED MERGER ALSO SHOULD HAVE NO IMPACT ON COMPETITION IN THE GAS INDUSTRY. BOTH LILCO AND BROOKLYN UNION HAVE OPENED UP THEIR GAS SYSTEMS IN FULL COMPLIANCE WITH ALL COMMISSION ORDERS IN THE GAS INDUSTRY RESTRUCTURING CASE. IN FACT, AS THE COMMISSION IS WELL AWARE, BASED ON DATA PUBLISHED BY THE COMMISSION, AS OF DECEMBER 31, 1996, APPROXIMATELY 91% OF ALL CUSTOMERS IN THE STATE USING AGGREGATED TRANSPORTATION SERVICE WERE LOCATED IN PETITIONERS' RESPECTIVE SERVICE TERRITORIES. THE OPEN COMPETITION FOR GAS SALES IN THE SERVICE TERRITORIES OF BROOKLYN UNION

      AND LILCO NOT ONLY OBVIATES ANY CONCERN THAT THE TRANSACTION WILL ENABLE HOLDCO TO EXERCISE MARKET POWER IN RETAIL GAS SALES, BUT ALSO PREVENTS
      HOLDCO FROM EXERCISING CONTROL OVER GAS COMMODITY SALES TO DISFAVOR LILCO'S COMPETITORS FOR ELECTRIC GENERATION OR FOR END-USE APPLICATIONS AS A SUBSTITUTE FOR ELECTRICITY. MOREOVER, AS A CONSEQUENCE OF THE TRANSACTION, THE NEW COMBINED ENTITY WILL BE BETTER POSITIONED TO MARKET GAS AGGRESSIVELY IN EACH PETITIONER'S SERVICE TERRITORY IN COMPETITION WITH FUEL OIL. NEED FOR AMENDMENT TO HOLDING COMPANY AGREEMENT

43. AS DESCRIBED IN THE AFFIDAVITS OF MR. CATELL AND OF MESSRS. NOZZOLILLO AND ENRIGHT, THERE ARE NUMEROUS PROVISIONS OF THE HOLDING COMPANY AGREEMENT RELATING TO THE RELATIONSHIP OF THE REGULATED UTILITY TO ITS PARENT HOLDING COMPANY AND ITS UNREGULATED AFFILIATES, THE FINANCIAL INTEGRITY OF UTILITY OPERATIONS AFTER REORGANIZATION, AND THE DIVERSION OF MANAGEMENT ATTENTION, THAT PETITIONERS BELIEVE WILL CONTINUE TO BE APPROPRIATE AND APPLICABLE TO THE PROPOSED BUSINESS COMBINATION. HOWEVER, THERE ALSO ARE PROVISIONS THAT PETITIONERS BELIEVE MUST BE ELIMINATED AS INAPPROPRIATE TO THE CURRENT TRANSACTION AND THE RESULTING BUSINESS COMBINATION. AS GENERALLY DESCRIBED BY MR. CATELL, PETITIONERS PROPOSE THAT THE HOLDING COMPANY AGREEMENT BE AMENDED TO ELIMINATE OR MODIFY THOSE CONDITIONS THAT ARE NOT NECESSARY TO
     (1) ENSURE THAT THE ACTIVITIES OF HOLDCO DO NOT IMPAIR THE FINANCIAL INTEGRITY OF THE UTILITY SUBSIDIARIES OR THEIR ABILITY TO FINANCE THEIR ONGOING PUBLIC SERVICE OBLIGATIONS IN AN ORDERLY MANNER AND AT A REASONABLE COST, (2) PREVENT THE SUBSIDIZATION OF UNREGULATED BUSINESSES BY CORE UTILITY CUSTOMERS, (3) PROVIDE COMFORT THAT THE ATTENTION OF MANAGEMENT IS NOT DIVERTED TO NON-UTILITY ENDEAVORS AT THE EXPENSE OF THE CONTINUING EFFECTIVE MANAGEMENT AND OPERATION OF THE UTILITY BUSINESSES, AND (4) ENSURE THAT THE UNREGULATED BUSINESSES ARE PROVIDED WITH NEITHER AN UNFAIR COMPETITIVE ADVANTAGE NOR DISADVANTAGE BY VIRTUE OF THEIR AFFILIATION WITH

     PETITIONERS. THE DETAILS OF THE CONDITIONS PROPOSED ARE CONTAINED IN THE AFFIDAVIT OF MESSRS. NOZZOLILLO AND ENRIGHT. NEED FOR EXPEDITION AND PROPOSED PROCEDURE

44. ALTHOUGH PETITIONERS BELIEVE THAT THE EVIDENCE SUBMITTED IN THIS JOINT PETITION AND THE APPENDICES HERETO IS SUFFICIENT TO PERMIT THE COMMISSION TO GRANT THE RELIEF REQUESTED HEREBY IN ALL RESPECTS WITHOUT THE NEED FOR EVIDENTIARY HEARINGS, IF IN FACT THE COMMISSION IS UNABLE TO MAKE SUCH A DETERMINATION, PETITIONERS RESPECTFULLY REQUEST THAT THE COMMISSION SET THIS MATTER DOWN FOR A FULL AND FAIR HEARING ON THE MERITS OF PETITIONERS' PROPOSAL HEREIN. TO THAT END, APPENDICES "E" THROUGH "J" INCLUSIVE, ARE PRESENTED IN THE FORM OF PREPARED DIRECT TESTIMONY OF THE INDIVIDUALS WHO WOULD BE PROFFERED BY PETITIONERS TO SUPPORT THIS JOINT PETITION AT A HEARING, AND SUCH APPENDICES SHOULD IN SUCH EVENT BE REGARDED AS PETITIONERS' INITIAL EVIDENTIARY SUBMISSION FOR THAT PURPOSE.

45. NOTWITHSTANDING THE FOREGOING, PETITIONERS BELIEVE THAT THE NEED FOR EVIDENTIARY HEARINGS CAN BE OBVIATED BY AN INITIAL ROUND OF DISCUSSIONS AND NEGOTIATIONS REGARDING PETITIONERS' PROPOSAL WITH STAFF AND ANY OTHER INTERESTED PARTY. ACCORDINGLY, A COPY OF THIS JOINT PETITION WILL BE PROVIDED TO EACH ACTIVE PARTY TO CASE 96-E-0132, LILCO'S CURRENT ELECTRIC RATE PROCEEDING, CASE 93-G-0002, LILCO'S LAST GAS RATE PROCEEDING, AND PHASE I OF CASE 95-G- 0761 - THE BROOKLYN UNION HOLDING COMPANY PROCEEDING.

46. FOR THE REASONS ABOVE STATED, INCLUDING THE ABBREVIATED TIME FRAME ESTABLISHED IN THE EXCHANGE AGREEMENT FOR CLOSING THIS TRANSACTION,
      PETITIONERS BELIEVE THAT THE PROPOSED BUSINESS COMBINATION DESCRIBED HEREIN MUST BE CONSIDERED, APPROVED AND CONSUMMATED ON AN EXPEDITIOUS BASIS. ACCORDINGLY, PETITIONERS PROPOSE THAT THE COMMISSION ADOPT A PROCEDURAL SCHEDULE FOR THE PROCESSING OF THIS PETITION WITH THE OBJECTIVE OF OBTAINING A FINAL

      COMMISSION DECISION HEREON IN AS EXPEDITIOUS A MANNER AS POSSIBLE. OTHER MATTERS

47. LILCO AND BROOKLYN UNION EACH RESPECTFULLY RESERVES THE RIGHT TO WITHDRAW THIS JOINT PETITION AT ANY TIME PRIOR TO A FINAL COMMISSION DECISION, AND FURTHER RESERVES THE RIGHT TO DECIDE NOT TO CONSUMMATE THE TRANSACTIONS DESCRIBED HEREIN, TO THE EXTENT EITHER OF THEM IS PERMITTED TO DO SO PURSUANT TO THE TERMS OF THE EXCHANGE AGREEMENT, IF EITHER OR BOTH OF THEM DETERMINE THAT THE TERMS AND CONDITIONS OF ANY COMMISSION ORDER AUTHORIZING SUCH TRANSACTIONS ARE NOT IN THE BEST INTERESTS OF LILCO OR BROOKLYN UNION AND EACH OF THEIR RESPECTIVE SHAREHOLDERS.

48. THE HOLDING COMPANY AGREEMENT CONTAINS PROVISIONS SETTING OUT A "DISPUTE RESOLUTION" PROCEDURE FOR ADDRESSING REQUESTS BY PARTIES FOR AMENDMENT, MODIFICATION OR WAIVERS OF THE PROVISIONS OF THAT AGREEMENT. IN LIGHT OF THE NATURE OF THE TRANSACTIONS CONTEMPLATED BY THE EXCHANGE AGREEMENT, THE APPROVAL OF WHICH IS SOUGHT HEREBY, BROOKLYN UNION AND LILCO HAVE CONCLUDED THAT USE OF THE PROCEDURE CONTAINED IN THE HOLDING COMPANY AGREEMENT WOULD BE INAPPROPRIATE, AND BROOKLYN UNION RESPECTFULLY REQUESTS A WAIVER OF THAT PORTION OF THE HOLDING COMPANY AGREEMENT, TO THE EXTENT THAT IT COULD BE CONSTRUED TO REQUIRE THE USE OF SUCH DISPUTE PROCEDURE IN LIEU OF FILING THE INSTANT PETITION. CONCLUSION AND PRAYER FOR RELIEF FOR ALL OF THE FOREGOING REASONS, PETITIONERS BELIEVE THAT THEIR PROPOSED BUSINESS COMBINATION IS IN THE PUBLIC INTEREST, FULLY CONSISTENT WITH RELEVANT STATUTORY AND REGULATORY STANDARDS, AND SHOULD BE APPROVED. ACCORDINGLY, PETITIONERS PRAY FOR AN ORDER: (1) AUTHORIZING UNDER SECTION 70 OF THE PUBLIC SERVICE LAW THE SHARE EXCHANGES AS SET FORTH IN THE EXCHANGE AGREEMENT, AS DESCRIBED AND SUBJECT TO THE CONDITIONS PROPOSED HEREIN; (2) AUTHORIZING THE TRANSFER OF ASSETS DESCRIBED HEREIN FROM

     PETITIONERS TO THEIR PARENT HOLDING CORPORATION UPON THE EFFECTIVE DATE OF SUCH SHARE EXCHANGES, ALSO PURSUANT TO SECTION 70 OF THE PUBLIC SERVICE LAW; (3) AUTHORIZING THE TRANSFER OF ASSETS DESCRIBED HEREIN FROM PETITIONERS TO A SERVICE CORPORATION UPON OR SHORTLY AFTER THE EFFECTIVE DATE OF SUCH SHARE EXCHANGE, ALSO PURSUANT TO SECTION 70 OF THE PUBLIC SERVICE LAW; (4) APPROVING THE LILCO MULTI-YEAR ELECTRIC RATE PLAN, AS PROPOSED TO BE AMENDED HEREIN, ON OR BEFORE THE DATE OF THE ISSUANCE OF AN ORDER ACTING ON THIS JOINT PETITION; (5) APPROVING THE LILCO GAS RATE PROPOSAL, AS DESCRIBED HEREIN; (6) CONFIRMING THE BROOKLYN UNION MULTI-YEAR GAS RATE PLAN, AS PROPOSED TO BE AMENDED HEREIN; (7) APPROVING THE AMENDMENTS TO THE HOLDING COMPANY AGREEMENT DESCRIBED HEREIN; (8) MAKING LILCO A PARTY TO AND BOUND BY THE HOLDING COMPANY AGREEMENT, AS PROPOSED TO BE AMENDED HEREIN; (9) APPROVING THE COST ALLOCATION METHODOLOGY ATTACHED HERETO AS APPENDIX "D"; (10) GRANTING TO BROOKLYN UNION A WAIVER OF THOSE PROVISIONS OF THE HOLDING COMPANY AGREEMENT AS MIGHT BE CONSTRUED TO REQUIRE BROOKLYN UNION TO PURSUE THE DISPUTE RESOLUTION PROCEDURE CONTAINED THEREIN IN LIEU OF FILING THIS JOINT PETITION; AND (11) GRANTING
     PETITIONERS SUCH OTHER AND FURTHER RELIEF TO WHICH PETITIONERS MAY BE ENTITLED.

                             RESPECTFULLY SUBMITTED,

                          LONG ISLAND LIGHTING COMPANY


                        BY:        /S/ RICHARD A. VISCONTI
                                       RICHARD A. VISCONTI
                                          ITS ATTORNEY

                           THE BROOKLYN UNION GAS COMPANY


                        BY:        /S/ STEVEN L. ZELKOWITZ
                                  STEVEN L. ZELKOWITZ
                                     ITS ATTORNEY

DATED:MARCH 13, 1997

                                 VERIFICATION

STATE OF NEW YORK )
                        :
COUNTY OF NASSAU  )


            ANTHONY NOZZOLILLO, BEING DULY SWORN, DEPOSES AND SAYS: THAT HE IS SENIOR VICE PRESIDENT - FINANCE AND CHIEF FINANCIAL OFFICER OF LONG ISLAND LIGHTING COMPANY, ONE OF THE PETITIONERS ABOVE NAMED; THAT HE HAS READ THE FOREGOING JOINT PETITION AND KNOWS THE CONTENTS THEREOF; AND THAT THE SAME IS TRUE TO THE BEST OF HIS KNOWLEDGE, INFORMATION AND BELIEF.

                                                  /S/ ANTHONY NOZZOLILLO
                                                ANTHONY NOZZOLILLO
                                                SENIOR VICE PRESIDENT - FINANCE
                                                AND CHIEF FINANCIAL OFFICER
                                                LONG ISLAND LIGHTING COMPANY

SWORN TO BEFORE ME THIS
13TH DAY OF MARCH, 1997

 /S/ JOANNE S. CARR
      NOTARY PUBLIC

JOANNE S. CARR
NOTARY PUBLIC, STATE OF NEW YORK
NO. 4881993
QUALIFIED IN SUFFOLK COUNTY
COMMISSION EXPIRES DECEMBER 29, 1998

                                 VERIFICATION

STATE OF NEW YORK )
                        :
COUNTY OF KINGS   )


            VINCENT D. ENRIGHT, BEING DULY SWORN, DEPOSES AND SAYS: THAT HE IS SENIOR VICE PRESIDENT AND CHIEF FINANCIAL OFFICER OF THE BROOKLYN UNION GAS
COMPANY, ONE OF THE PETITIONERS ABOVE NAMED; THAT HE HAS READ THE FOREGOING JOINT PETITION AND KNOWS THE CONTENTS THEREOF; AND THAT THE SAME IS TRUE TO THE BEST OF HIS KNOWLEDGE, INFORMATION AND BELIEF.

                                              /S/ VINCENT D. ENRIGHT
                                                VINCENT D. ENRIGHT
                                               SENIOR VICE PRESIDENT AND
                                               CHIEF FINANCIAL OFFICER
                                               THE BROOKLYN UNION GAS COMPANY

SWORN TO BEFORE ME THIS
13TH DAY OF MARCH, 1997

 /S/ JOANNE S. CARR
      NOTARY PUBLIC

JOANNE S. CARR
NOTARY PUBLIC, STATE OF NEW YORK
NO. 4881993
QUALIFIED IN SUFFOLK COUNTY
COMMISSION EXPIRES DECEMBER 29, 1998

                                                                 Exhibit D-5.1



Long Island Power Authority
333 Earle Ovington Boulevard, Suite 403
Uniondale, NY 11553
(516)222-7700 - Fax (516)222-9137


                                 April 30, 1997


The Honorable Patricia A. Woodworth
Public Authorities Control Board
State Capitol
Albany, NY 12224
Attention: Tom Tipple, Room 119M

Dear Ms. Woodworth:

      The Long Island Power Authority ("LIPA") respectfully requests approval by the Public Authorities Control Board ("PACB"), pursuant to the LIPA Act and
Section 51 of the Public Authority Law, to enter into an agreement with the Long Island Lighting Company ("LILCO") and Brooklyn Union Gas Company ":BUG") pursuant to which LIPA will acquire the stock of LILCO. Upon completion of the acquisition, LIPA will own LILCO's Transmission & Distribution ("T&D") assets, the $1.2 billion Shoreham Tax Certiorari judgment and LILCO's other property tax claims, LILCO's 18% interest in Nine Mile Point 2, and various other assets and liabilities of LILCO (the "Plan"). We are also requesting approval for LIPA to act as general partner in a hedge agreement, described below, designed to minimize the risk that rising interest rates will increase the cost of LIPA's tax-exempt financing, thereby reducing ratepayer savings. The regulatory approvals required for this Plan, from the Internal Revenue Service, the Securities Exchange Commission, the Federal Energy Regulatory Commission, and the Nuclear Regulatory Commission, among others, are projected to be received over the next 12 to 18 months, at which time the documentation, terms and conditions for LIPA's financing of the acquisition will be brought to the PACB for a final determination.

      The LIPA Act provides that LIPA not undertake any project (as defined in the Act) without the approval of the PACB. That approval is conditioned upon a determination that the project is (i) financially feasible as defined in the Public Authority Law; (ii) does not materially adversely impact overall real property taxes in the service area (as defined in the LIPA Act); (iii) is anticipated to result in generally lower utility rates, in the service area; and
(iv) will not materially adversely affect overall real property taxes or utility rates in other areas of the state of

New York.

      We are confident that the LIPA Plan fulfills each of these conditions. As structured, (i) the proposed financing package is feasible, should warrant investment grade ratings, and we believe will be well received in the market;
(ii) property taxes are not increased in the service area, in fact all the outstanding tax certiorari cases, including the Phase II Shoreham case, are settled; (iii) electric utility rate savings will average more than 20% over ten years; and (iv) there will be no effect on overall property taxes or utility rates in other areas of the State of New York.

NEED FOR EXPEDITIOUS CONSIDERATION

      In December, 1996, the Internal Revenue Service issued proposed regulations which would, when effective, result in a capital gains tax of approximately $2 billion on LILCO, payable upon its acquisition by LIPA. However, if LIPA and LILCO have entered into a binding agreement, SUBJECT TO CUSTOMARY CONDITIONS, within 30 days after publication of the final regulations, the tax will not apply. The final regulations are expected to be issued in the near future, possibly as soon as mid-May, with the grace period ending in mid-June. The IRS has indicated that they could view approval of a transaction by a State entity such as LIPA by another State entity, such as the PACB, as not customary. Therefore, without PACB approval, LIPA and LILCO may not be viewed as having an agreement which is binding subject to only to customary conditions, as defined by the IRS. If there is no binding agreement within the 30 days after the regulations are published, Long Island ratepayers will never again be in a position to reap the advantages of the special tax treatment. As a consequence, to assure that the IRS will consider this agreement in the proper light, it is crucial for the PACB to approve the transaction as soon as possible.

WHY THIS PLAN IS NEEDED

      Implementation of the Plan will result in immediate rate reductions of 16 to 18%, depending on the county of residence, and savings of over 20% on average over ten years. This is equivalent to an investment in the Long Island economy of $5 billion over ten years.

      Electric utility rates on Long Island are currently the highest in the continental United States. This factor poses a serious threat to the economic growth potential of Long Island, and to the well-being of its residents. Excessive electric utility costs have not only deterred commerce and industry from locating on Long Island, but have caused existing commerce and industry to move away. LIPA was formed by the State Legislature in 1986 to resolve this problem. The Legislature determined that a situation existed on Long Island which threatened the economy, health and safety of the region, and that dealing with this situation was a matter of state concern since a substantial portion of the State's population, industry and commerce was located there. The Legislature also determined that LILCO was the source of the problem and should be replaced with a state owned entity.

      Several plans have been put forward since LIPA was created, none of which have come to fruition for one reason or another, until now. With this Plan, LIPA finally has the unique opportunity to fulfill its mission to relieve electric ratepayers on Long Island of the burden of LILCO's high electric utility rates. The factors which contribute to this unique set of circumstances are as follows:



1.   This Plan was developed on a bi-partisan basis and has bi-partisan support;

2. Electric rate savings on Long Island will average more than 20% over ten years;

3. All the property tax certiorari cases brought by LILCO, including the $1.2 billion for Shoreham/Wading River, and other property tax claims will be settled with no increase in property tax rates on Long Isl nd.

4. The Plan represents the result of a negotiated,  arms length process;

5. BUG, a well-respected gas utility company, is involved as a merger partner with LILCO. Synergies from the BUG/LILCO combination will result in a ratepayer savings of up to 2% per year;

6. We have been given a short window of opportunity under the IRS proposed regulations in which to take advantage of LIPA's unique ability to issue tax-exempt debt to acquire all or a part of LILCO; and

7. LILCO and BUG have contributed $30 million each to purchase an interest rate hedge to protect ratepayers from a potential adverse interest rate environment at the time of the sale of LIPA's bonds.

INTEREST RATE HEDGE

      Since the actual bond financing to fund the acquisition of LILCO will not be consummated for at least 12 months, and since an important element of ratepayer savings is the actual interest rate on the debt to be issued, BUG and LILCO have entered into an Agreement of Limited Partnership to purchase an interest rate hedge. BUG and LILCO will each contribute up to $30 million to the Limited Partnership, to be repaid from proceeds of the financing to the extent it is completed, or from the hedge proceeds (if there are any) to the extent the financing is not completed. The hedge is a very important component of the overall structure of the LIPA financing as a substantial portion of ratepayer savings could be lost were interest rates to rise before all regulatory approvals were received, and the financing could be issued.

      All earnings (net of expenses) from the hedge will be used to reduce the amount of debt to be issued by LIPA to acquire LILCO, and to repay BUG and LILCO for their original investment. The advantages of this hedge to the ratepayer could be enhanced were LIPA to act as General Partner in the hedge agreement as any profits allocable to LIPA would not be subject to taxation as LIPA is a tax-exempt entity. Under the Agreement, the General Partner has no liability or risk, whether or not the acquisition financing is completed. If there is a negative balance at the term and no financing has been completed, only BUG and LILCO would be at risk.

PROCESS GOING FORWARD

      Enclosed are the following documents in substantially final form: the Agreement and Plan of Merger, and attachments; the Management Services Agreement, whereby LILCO will manage, on LIPA's behalf, the T&D System according to policies established by LIPA; the Energy Management Agreement, whereby LILCO will be responsible for fuel procurement on behalf of LIPA, the dispatch of LILCO's generating facilities and the purchase of electricity and off-system electricity sales; the Power Supply Agreement, whereby LILCO will be responsible for the sale of electric capacity and energy as requested by LIPA; and the Generation Purchase Rights Agreement whereby LIPA retains the right to purchase all of LILCO's generating facilities for fair market value in the fourth year of the contract, (together the "Definitive Agreements"), and the Agreement of Limited Partnership of BUG/LILCO Hedge Funding L.P.

      LIPA has held and will continue to hold public hearings to solicit public comment on the transaction, after which the Board of Trustees of the Authority will review the comments before voting on the Definitive Agreements prior to the scheduled May 14, 1997 PACB meeting. Both BUG and LILCO have also committed to sign the Definitive Agreements prior to May 14, 1997. The Agreement of Limited partnership for the hedge will not be signed by LIPA unless and until the PACB approves LIPA's involvement.

      We are very much looking forward to your approval of the LIPA Plan, as set forth in these documents. If there is any further information you require regarding the Plan, please call me at (516)222-7700. Thank you for your attention to this matter.

                               Very truly yours,

                               /s/ Richard Kessel

                               Richard Kessel
                               Chairman

Attachments

                                                                 Exhibit D-5.2


                NEW YORK STATE PUBLIC AUTHORITIES CONTROL BOARD

                        R E S O L U T I O N No. 97-LI-1

                  APPROVING CERTAIN SPECIFIED PROJECTS OF THE
                          LONG ISLAND POWER AUTHORITY

      WHEREAS, the New York State Public Authorities Control Board ("PACB"), created pursuant to Chapter 38, Laws of 1976, as amended, has been empowered by section 51 of the Public Authorities law to receive applications from designated public benefit corporations, including the Long Island Power Authority ("LIPA"), for approval of the acquisition, financing and construction of any project by any such public benefit corporation; and

     WHEREAS, Section 1020-f of the Long Island Power Authority Act (the "LIPA Act") provides that LIPA shall not undertake any project (as defined in the LIPA
Act) without the approval of the PACB, which approval is conditioned upon a determination by PACB that the project (i) is financially feasible as the standard is defined in Article 1-A of the Public Authorities Law; (ii) does not materially adversely affect overall real property taxes in the service area (as defined in the LIPA Act); (iii) is anticipated to result generally in lower utility rates in the service area; and (iv) will not materially adversely affect overall real property taxes or utility rates in other areas of the state of New York; and

      WHEREAS, LIPA was created by the State Legislature to address, among other issues, the effects of escalating costs of electricity in the counties of Suffolk and Nassau and that portion of the county of Queens served by the Long Island Lighting Company, a New York corporation ("LILCO"), a situation declared by the State Legislature as one which posed a serious threat to the economic well-being, health and safety of the residents of and the commerce and industry in the service area; and

      WHEREAS, to address such matters of state concern, the LIPA Act directs LIPA to enter into negotiations with LILCO for the purpose of acquiring LILCO's stock or assets upon such terms as LIPA, in its sole discretion, determines will result in rates equal to or less than would result if LILCO were to continue in operation and to implement, if it seems appropriate, the results of such negotiation; and

      WHEREAS, in accordance with this directive, LIPA has determined that the effects to the service area described above may be best addressed and electric rates thereby significantly reduced by entering into certain agreements and effecting certain transactions as described below: and

      WHEREAS, the Brooklyn Union Gas Company, a New York Corporation ("BU"), and LILCO have entered into an Amended and Restated Agreement and Plan of Exchange and Merger, which provides for the business combination of BU and LILCO as peer firms in a binding share exchange and the formation of a holding company to manage their combined businesses; and

      WHEREAS, LIPA, LILCO and BU have undertaken negotiations as to various methods of accomplishing the objectives set forth in the Act and for the purpose of implementing the results of such negotiations, LIPA, LILCO and the affiliated parties named therein have entered into an Agreement and Plan of Merger ("Acquisition Agreement") and certain other agreements hereinafter described; and

      WHEREAS, in accordance with the terms of the Acquisition Agreement, LILCO will restructure itself (the "LILCO Restructuring") so as to transfer certain of its assets and liabilities to a new company or companies (hereinafter collectively referred to as "Newco") and to retain only certain assets and liabilities as agreed in the Acquisition Agreement; and

      WHEREAS, in order to implement the Acquisition Agreement, LIPA will establish one or more subsidiaries (collectively, the "LIPA Subsidiaries");

      WHEREAS, in order to achieve significant rate savings and to implement the Acquisition Agreement the following additional agreements have also been or are proposed to be entered into by LIPA, LILCO and various other parties: (i) a management services agreement pursuant to which Newco will manage the T&D System for a term of eight years according to the policies established by LIPA (the "Management Services Agreement"), (ii) an energy management agreement pursuant to which Newco will provide various fuel and system power supply services, (the "Energy Management Agreement"), (iii) a power supply agreement, pursuant to which LIPA will purchase electric capacity and energy from Newco (the "Power Supply Agreement") and (iv) a generation purchase right agreement providing for the purchase by LIPA from Newco of all of the generating assets, which purchase could be completed in the fourth year after closing date established under the Acquisition Agreement, subject to various conditions including receipt of PACB and LIPA board approvals (the "Generation Purchase Right Agreement") (all such agreements, together with the Acquisition Agreement, hereinafter collectively referred to as the "Basic Agreements);

      WHEREAS, LIPA wishes to take appropriate steps to mitigate the risk of possible increases in interest rates and the effects of such increases on the savings expected to be achieved by the Proposed Agreements by entering into a hedge partnership agreement (the "Hedge Partnership Agreement" and, together with the Basic Agreements, the "Proposed Agreements"); and

      WHEREAS, Newco will grant to LIPA or a LIPA subsidiary a perpetual option to lease or purchase, for fair market value as determined at the time of exercise, appropriately sized and sited parcels of real property located at any of LILCO's existing generating properties, for the construction of new generating facilities, as more fully described in the Proposed Agreements; and

      WHEREAS, LIPA intends to make subsequent application to PACB for the approval of the terms, conditions and structure of a refinancing of a portion of LILCO's outstanding debt expected to be assumed by LIPA in order to lower debt service costs to be borne by electric ratepayers; and

       WHEREAS, in conjunction with the acquisition of LILCO in accordance with the Acquisition Agreement, LIPA proposes a program of rebates and credits to electric customers in the Service Area designed to achieve an equitable solution of certain pending tax certiorari claims against Suffolk County and various other taxing jurisdictions within Suffolk County;

      WHEREAS, consummation of the Proposed Agreements is subject to, among other conditions; (a) receipt of all necessary governmental and third party consents and approvals relating to the implementation of all of the transactions and other actions contemplated by the Proposed Agreements, including the approval of the PACB; and (b) receipt of subsequent PACB approval(s) and issuance by LIPA of bonds and/or notes (the "Bonds") sufficient to finance the transactions and actions contemplated by, or required to implement,, the Proposed Agreements, (such transactions and actions hereinafter referred to as the "Proposed Transactions"); and

      WHEREAS, LIPA proposes to subsequently seek PACB approval(s) to issue the Bonds in one or more series in order to finance the Proposed Transactions; and

     WHEREAS, such Bonds as a condition precedent to approval(s) by PACB will be secured by a pledge of the revenues of the Authority derived from the operation of T&D System and by such reserves and other security as shall be deemed necessary or desirable by LIPA; and

      WHEREAS, to fully effectuate the purposes of the LIPA Act, PACB has determined that all proposed transactions and proposed agreements shall be expressly subject to all of the conditions hereinafter provided; and

      WHEREAS, the application has ben submitted to the Comptroller and he has had the opportunity to comment.

      NOW THEREFORE BE IT RESOLVED, that the PACB approves, subject to the project conditions identified below before the project identified below in accordance with Section 51 of the Public Authorities Law and Section 1020-f of the LIPA Act:



                           (Continued on next page)

                            PROJECT IDENTIFICATION

PROJECT DESCRIPTION

Execution and delivery of all such agreements as may be required for the proposed acquisition of Long Island Lighting Company in accordance with the terms of this resolution, including, but not limited to, execution, delivery and implementation of the Acquisition Agreement, the Management Services Agreement, the Energy Management Agreement, the Power Supply Agreement, the Hedge Partnership Agreement and the Generation Purchase Right Agreement and all other agreements contemplated thereby. Nothing in this resolution shall be deemed to authorize issuance of bonds contemplated by this resolution.

PROJECT CONDITION

1. No later than one year after the date of this resolution but prior to the issuance of any debt, LIPA will establish a plan for open access to the electric distribution system in the LIPA service territory, which plan will include a schedule providing that within ten years of the date of this resolution all customers in the LIPA service territory will be entitled to receive electric service from power suppliers other than LIPA. LIPA will establish and implement this plan according to the following guidelines:

     (a) All customer classes must experience cost reductions in approximately the same proportions

     (b)  Customers   within   localized  load  pockets  must   experience  cost
          reductions commensurate with other customers in their classes

     (c)  The safety and reliability of the electric system must not be impaired

     (d) LIPA must remain the electric provider of last resort, at just and reasonable rates

     (e) If LIPA purchases LILCO's generating facilities, or develops generating facilities of its own, it must subsequently divest itself of such facilities, unless such divestiture is not financially sound or any such facility is needed to meet LIPA's obligations as the provider of last resort

     (f) All customer protections existing at the date of this resolution, at a minimum, must be maintained

     (g) Residential customers must receive standardized bills and standardized contracts

     (h) Access to the distribution system will be limited in a manner that restricts the importation of electricity from power systems with high emissions of regulated air contaminants

     (i) LIPA's workforce must be protected against any unfair impacts of a transition to competition; and

     (j)  Energy efficiency programs must be maintained

2. LIPA commits that if LIPA exercises the generation purchase right agreement and the power supply agreement providing for the purchase by LIPA from NEWCO of the generating assets of NEWCO, it will not purchase such assets at a price greater than book value.

3. Prior to the consummation of the Acquisition Agreement, LIPA will enter into a contract with NEWCO in which NEWCO is obligated to invest over a ten year period no fewer than $1.3 billion in energy-related and economic development projects, and natural gas infrastructure projects, in the counties of Queens, Nassau and Suffolk. Such contract shall provide that barring extraordinary circumstances a substantial portion of such investment will be toward natural gas infrastructure improvements.

4. LIPA will guarantee that, over a ten year period commencing on the date when LIPA begins providing electric service, average rates within the LIPA service territory will be reduced by no less than fourteen percent when measured against LILCO's base rates at the date of this resolution. The fourteen percent savings must not include the impact of the Shoreham tax settlement. The fourteen percent average rate reduction may be adjusted to reflect emergency conditions and extraordinary unforeseeable events including a perciptitous rise in oil prices. As part of this guarantee, a contract between LIPA and NEWCO will provide that no less than two percent cost savings to LIPA's customers must result from the Amended and Restated Agreement and Plan of Exchange and Merger.

5. LIPA will not implement an increase in average customer rates exceeding two and one half percent over a twelve month period, nor will LIPA extend or reestablish any portion of a temporary rate increase over two and one half percent, without approval of the Public Service Commission following a full evidentiary hearing.

      This resolution shall become effective immediately.

                              /S/ GEORGE E. PATAKI

                              /S/ SHELDON SILVER

                              /S/ JOSEPH BRUNO


97-LI-1
Dated: JULY 16, 1997

                                                             Exhibit D-6.1


                               September 8, 1997



U.S. Nuclear Regulatory Commission
Document Control Desk
Washington, D.C.  20555

Attention:    Samuel J. Collins, Director
              Office of Nuclear Reactor Regulation


                          REQUEST FOR NRC CONSENT TO
                     LILCO'S INDIRECT TRANSFER OF CONTROL
                             OVER ITS INTEREST IN
                 NINE MILE POINT NUCLEAR POWER STATION, UNIT 2
                             DOCKET NUMBER 50-410
                        OPERATING LICENSING NO. NPF-69

Dear Mr. Collins:

      This letter concerns two basic corporate transactions that will create the need for an indirect transfer of control over a minority interest owned by the Long Island Lighting Company (LILCO or the Company) in a nuclear power plant.

                                I.   BACKGROUND


                           A.  THE NUCLEAR FACILITY

      LILCO is licensed by the NRC to own and possess an 18% interest in the Nine Mile Point Nuclear Power Station, Unit 2 (Nine Mile Point 2). This plant is located in the town of Scriba, in Oswego County, New York. Niagara Mohawk Power Corporation, which owns 41% of Nine

U.S. Nuclear Regulatory Commission
September 8, 1997
Page 2


Mile Point 2, is the plant's licensed operator. In addition to LILCO, the other non-managing co-owners of Nine Mile Point 2 include New York State Electric & Gas Corporation (18% interest), Rochester Gas and Electric Corporation (14% interest), and Central Hudson Gas & Electric Corporation (9% interest).

                        B.  THE CORPORATE TRANSACTIONS

      These transactions will involve LILCO, The Brooklyn Union Gas Company (BU or Brooklyn Union), and the Long Island Power Authority (LIPA).

      LILCO is an electric and gas company serving customers in Nassau and Suffolk Counties and part of Queens in New York State. Apart from Nine Mile Point 2, LILCO has no ownership interest in any nuclear facility.

      Brooklyn Union is primarily involved in the sale and distribution of natural gas in Brooklyn, Queens, and Staten Island, New York. It has no ownership interest in, or other involvement with, any nuclear facility.

      The Long Island Power Authority is a corporate municipal instrumentality of New York State. It was created by State legislation in 1986, with the authority to acquire all or any part of LILCO's securities or assets. In 1989 LIPA acquired the Shoreham Nuclear Power Station from LILCO. Thereafter, by NRC-approved transfer, LIPA succeeded LILCO as the NRC licensee for Shoreham. LIPA then decommissioned the plant in a manner satisfactory to the NRC.

U.S. Nuclear Regulatory Commission
September 8, 1997
Page 3


     Although the transactions among LILCO, BU, and LIPA are expected to close concurrently, they are independent of one another. It is expected that this will be the progression of events:


      (1) LILCO and Brooklyn Union will form a corporation to be the holding company for (a) certain assets and operations of LILCO NOT acquired by LIPA and (b) Brooklyn Union.

      (2) LILCO will then transfer to one or more subsidiaries of this holding company LILCO's natural gas assets and operations, non-nuclear electric generating assets and operations, and common plant.

      (3) Thereafter, LIPA will acquire LILCO by purchasing its stock through a cash merger. At the time of LILCO's acquisition by LIPA, LILCO will still have its electric transmission and distribution system, its retail electric business, substantially all of its electric regulatory assets, and its share of Nine Mile Point 2.

      (4) Finally, Brooklyn Union will engage in a merger with (and become a subsidiary of) the holding company, which, at that point, will have one or more subsidiaries owning the assets transferred by LILCO in step (2) above.

      These transactions are complex. They are also conditioned on the receipt of various approvals yet to be obtained. If LIPA's purchase of LILCO as noted above proves infeasible, then LILCO and Brooklyn Union plan to proceed nonetheless with their combination. In that event LILCO, as presently constituted, would become a subsidiary of the holding company, along with Brooklyn Union.

      In any event, there will be an indirect transfer of control over LILCO's possessory rights under the operating license for Nine Mile Point 2. It is expected that the indirect transfer will

U.S. Nuclear Regulatory Commission
September 8, 1997
Page 4


be from LILCO to LIPA. If the LIPA transaction is not consummated, the indirect transfer will be from LILCO to the holding company to be formed by LILCO and Brooklyn Union. AT ALL TIMES, HOWEVER, LILCO WILL CONTINUE TO EXIST AS AN ELECTRIC UTILITY, AS ONE OF THE CO-OWNERS OF NINE MILE POINT 2, AND AS ONE OF ITS NUCLEAR REGULATORY COMMISSION (NRC) LICENSEES.


      Pursuant to 10 CFR ss. 50.80, LILCO requests that the NRC consent to an indirect transfer of control over the Company's possessory rights under the license for Nine Mile Point 2 either to LIPA or to the holding company to be formed by LILCO and Brooklyn Union.

      More detail about the corporate transactions follows, beginning with the initiating event last December.


                   C.   THE LILCO/BROOKLYN UNION COMBINATION


      On December 29, 1996, LILCO and Brooklyn Union agreed to combine, subject to shareholder and regulatory approval. This agreement (as subsequently amended) will result in the creation of a new, yet-to-be-named holding company, temporarily known as the BL Holding Corporation (the BL Holding Company or Holding Company). LILCO (or, if the LIPA transaction is completed, entities owning certain of its assets) and Brooklyn Union1 will become wholly-owned subsidiaries of the Holding Company.

      The LILCO/BU combination, which has been approved by both companies' boards of directors and shareholders, will result in a Holding Company serving approximately 2.2 million
--------
     1In the near future, Brooklyn Union proposes to establish a holding company called KeySpan Energy Corporation, of which BU will be a subsidiary. References in this letter to Brooklyn Union mean KeySpan as well.

U.S. Nuclear Regulatory Commission
September 8, 1997
Page 5


customers with revenues of more than $4.5 billion. Under the terms of the agreement, LILCO shareholders will receive .803 shares of the new Holding Company's common stock for each common share of LILCO they then hold if the LIPA transaction is not consummated before or concurrently with the LILCO/BU combination. The number of Holding Company shares to be acquired per share of LILCO common stock will increase from .803 to .880 if the LIPA transaction is consummated. Each share of Brooklyn Union will be exchanged for one Holding Company share whether or not the LIPA deal is done. Upon completion of the LIPA transaction, LILCO shareholders will own approximately 68% of the common stock of the Holding Company, while Brooklyn Union shareholders will own approximately 32%.2

      LILCO's current chairman and chief executive officer (Dr. William J. Catacosinos) will be the initial chairman and CEO of the Holding Company. Brooklyn Union's current chairman and CEO (Robert B. Catell) will be the Holding Company's president and chief operating officer. One year after completion of the Brooklyn Union/LILCO combination, Mr. Catell will take over as the Holding Company's CEO, while Dr. Catacosinos will continue as chairman of both the Holding Company's board of directors and the board's executive committee.

      The board of directors of the Holding Company will consist of 15 members. Six of them will be appointed by LILCO. Six will be appointed by Brooklyn Union. And the three remaining members will be named by a committee consisting of two current LILCO directors and two current BU directors. LILCO's and Brooklyn Union's current directors are identified

--------
     2If the LILCO/BU combination is not completed but the LIPA transaction is completed, LILCO will still restructure into a holding company. In this case, LILCO shareholders will own all of the stock of the holding company.

U.S. Nuclear Regulatory Commission
September 8, 1997
Page 6


in Attachment A to this letter. All of LILCO's and Brooklyn Union's current directors, as well as their principal officers, are U.S. citizens.

      A more detailed description of the LILCO/Brooklyn Union transaction is provided in a Joint Proxy Statement/Prospectus dated June 27, 1997, and filed by the two companies with the Securities and Exchange Commission on June 30, 1997. A copy of the Joint Proxy Statement/Prospectus is Attachment B to this letter.

      At a meeting held on August 7, 1997, LILCO shareholders approved the LILCO/BU combination and the LIPA transaction. On the same day, the BU shareholders met and approved the LILCO/BU combination, as well as the establishment of the KeySpan Energy Corporation (see note 1 above).

      In addition to the NRC consent requested here, the LILCO/BU transaction must still be approved by various regulatory agencies, in particular, the New York State Public Service Commission (PSC). Approval has already been obtained from the Federal Energy Regulatory Commission (FERC), on July 16, 1997.


                           D.   THE LIPA TRANSACTION


      On March 19, 1997, the Long Island Lighting Company, Brooklyn Union, and the Long Island Power Authority reached a non-binding Agreement in Principle, later implemented in an Agreement and Plan of Merger dated June 26, 1997. LIPA will acquire LILCO by purchasing

U.S. Nuclear Regulatory Commission
September 8, 1997
Page 7


its stock through a cash merger,3 at a time when LILCO consists of its electric transmission and distribution system, its retail electric business, substantially all of its electric regulatory assets, and its share of Nine Mile Point 2. After this acquisition, the BL Holding Company will retain what used to be LILCO's natural gas operations, non-nuclear electric generating assets, and common plant. Recall that before LILCO is acquired by LIPA, LILCO will have transferred these assets to one or more Holding Company subsidiaries.

      There will also be a Management Services Agreement (MSA) between a subsidiary of the BL Holding Company and LIPA. Under the MSA, this subsidiary of the Holding Company (staffed by former LILCO employees) will manage LIPA's assets and run its day-to-day operations, including the administration of LILCO's possession-only interest in Nine Mile Point 2, in accordance with policies established by LIPA. Thus, ss. 4.2(B)(1)(p) of the MSA provides that the Holding Company subsidiary "shall be specifically responsible" for the "administration and management, at the direction of [LIPA], of [LIPA's] interest in Nine Mile Point 2, including participation in meetings of the joint owners of Nine Mile Point 2." The term of the MSA will be eight years.

--------
     3The acquisition will be accomplished by merging a LIPA subsidiary (the LIPA Acquisition Corp.) "with and into" LILCO. LILCO "shall be the surviving corporation in the Merger and shall continue its corporate existence under the laws of the State of New York." Agreement and Plan of Merger by and among BL Holding Corp., Long Island Lighting Company, Long Island Power Authority and LIPA Acquisition Corp., dated as of June 26, 1997, at ss. 1.1 (the agreement is printed in Annex D to the Joint Proxy Statement/Prospectus, Attachment B below).

      Section 1.4(c) of this agreement refers to a possible transfer by LILCO of its Nine Mile Point 2 interest to a LILCO subsidiary. NRC approval of such a transfer is not sought in the present request, but it may be sought in the future.

U.S. Nuclear Regulatory Commission
September 8, 1997
Page 8


      LIPA is governed by a 15-member Board of Trustees, named in Attachment A below. Nine of the trustees, including the chairman, are appointed by the Governor of New York; three are appointed by the State Senate's Majority Leader, and three by the State Assembly's Speaker. All of LIPA's current trustees, as well as its principal officers, are U.S. citizens.

      LIPA -- as the owner of LILCO, including its retail electric operations -- will set the electric rates at which LILCO sells power (including power generated by LILCO's 18% interest in Nine Mile Point 2) unless LIPA wishes to increase average customer rates more than 2.5% over a twelve-month period. In that event, LIPA has agreed to obtain PSC approval. See pages 10 to 11 below.

     Focusing only on the essentials, and in simplified terms, the corporate structure [GRAPHIC OMITTED]


      A  more  detailed  description  of  the  LIPA  transaction  and  resulting
corporate   structure   appears  in   Attachment   B  below:   the  Joint  Proxy
Statement/Prospectus prepared by LILCO and Brooklyn Union in June 1997.

U.S. Nuclear Regulatory Commission
September 8, 1997
Page 9



      The LIPA transaction has been approved by LILCO's and LIPA's boards, LILCO's shareholders, and the New York Public Authorities Control Board. The transaction remains subject to various conditions, including the receipt of certain tax rulings and other regulatory approvals, among them FERC's.



                   II.   INFORMATION RELEVANT TO AN INDIRECT
                   TRANSFER OF CONTROL UNDER 10 CFR SS. 50.80


      LILCO will remain fully qualified to hold its license for a minority interest in Nine Mile Point 2 after transferring indirect control over this interest to LIPA or, failing consummation of the LIPA transaction, to the BL Holding Company. These indirect transfers are also otherwise consistent with applicable provisions of law, regulations, and orders issued by the NRC.


                         A.   TECHNICAL QUALIFICATIONS


      Neither the LILCO/BU transaction nor the LILCO/LIPA transaction involves any change to either the management organization or technical personnel of Niagara Mohawk Power Corporation, which is responsible for operating and maintaining Nine Mile Point 2. Thus, the technical qualifications of Niagara Mohawk to carry out its responsibilities under the Nine Mile Point 2 Operating License will be unaffected by the transactions at issue in this application.


     Further, while ultimate control over LILCO's interest in Nine Mile Point 2 will rest either in LIPA or the BL Holding Company, qualified people from LILCO will continue to meet LILCO's responsibilities with respect to its minority nuclear interest in Nine Mile Point 2. These

U.S. Nuclear Regulatory Commission
September 8, 1997
Page 10


people will be either (1) employees of a BL Holding Company subsidiary staffed by former LILCO employees, working for LIPA under a management services agreement, or (2) employees of LILCO as a subsidiary of the BL Holding Company, if the LIPA transaction does not go forward.


      As noted  already,  LIPA itself has  previously  had  experience as an NRC
licensee,   holding  the   possession-only   license  for  Shoreham  during  its
decommissioning.

                         B.   FINANCIAL QUALIFICATIONS

     Under these transactions, LILCO will remain financially qualified to hold an 18% interest in Nine Mile Point 2. LILCO is (and following completion of the anticipated transactions will continue to be) an "electric utility," as defined by NRC regulations, that "generates [and] distributes electricity and . . . recovers the cost of this electricity . . . through rates established by . . . itself [I.E., its parent LIPA, an authorized public power authority] or by a separate regulatory authority." SEE 10 CFR ss. 50.2. This will be true whether LILCO exists as a subsidiary of LIPA or of the BL Holding Company. Electric utilities seeking NRC approval of indirect transfers of control are exempt from requirements to submit financial qualifications data. CF. 10 CFR ss. 50.33(f) (applications for operating licenses and for OL amendments); 10 CFR ss. 50.80(b) (license transfers).

      When indirect control over LILCO's interest in Nine Mile Point 2 passes to the Long Island Power Authority, LIPA itself will be an "electric utility" under 10 CFR ss. 50.2. SEE GENERALLY Long Island Power Authority Act, 42 McKinney's Consolidated Laws of New York, ss.ss. 1020 ET SEQ. (1994). LIPA will have the authority under New York State law to set the rates at which LILCO, its wholly owned subsidiary, sells power (ID. at ss.ss. 1020-f(u), 1020-i, 1020-s.1),

U.S. Nuclear Regulatory Commission
September 8, 1997
Page 11


with one limitation: When approving the LIPA transaction on July 16, 1997, the New York State Public Authorities Control Board imposed a condition on LIPA that it "not implement an increase in average customer rates exceeding two and one half percent over a twelve month period, nor . . . extend or reestablish any portion of a temporary rate increase over two and one half percent without approval of the [PSC] following a full evidentiary hearing."

      LIPA will ensure that LILCO can meet its obligations as an 18% owner of Nine Mile Point 2, including LILCO's provision of decommissioning funds.4 Thus, ss. 4.5(A)(u) of the Management Services Agreement, noted on page 7 above, provides that a "responsibility [of LIPA is] to undertake the obligations imposed on [LIPA] as an owner of an interest in Nine Mile Point 2 under the provisions of the Nine Mile Point Nuclear Station Unit 2 Operating Agreement and to directly make all appropriate payments relating to [LIPA's] ownership interest in Nine Mile Point 2."


      If indirect control over LILCO's interest in Nine Mile 2 were to end up in the BL Holding Company, the terms of the LILCO/Brooklyn Union transaction and its effect, if any, on the financial health of both LILCO and Brooklyn Union will have been addressed in proceedings before the New York State Public Service Commission. If the PSC approves the Brooklyn Union/LILCO transaction after consideration of its financial effect on the combined companies, the NRC may safely assume (as 10 CFR ss. 50.33(f) contemplates) that the ratemaking commission will provide adequate funds so that LILCO can meet its obligations as an 18% owner of Nine Mile Point 2, including provision of decommissioning funds.


--------
     4The existing decommissioning fund for LILCO's 18% interest in Nine Mile Point 2 will continue to be held by LILCO, and LILCO will continue to make annual deposits to the fund.

U.S. Nuclear Regulatory Commission
September 8, 1997
Page 12


                         C.   ANTITRUST CONSIDERATIONS


      An application for a license and its issuance are not involved in this application. Nor, indeed, is there even a need for an amendment to Nine Mile Point 2's operating license. As explained already, LILCO will continue to hold the NRC license for its minority interest in Nine Mile Point 2. Thus, no antitrust review is required because this indirect transfer does not involve the issuance of a license.


      While approving the indirect transfers of control inherent in the merger of Ohio Edison and Centerior Energy, the NRC recognized that no antitrust review -- not even a no "significant changes" review -- is needed for an indirect transfer of control of a license under 10 CFR ss. 50.80. As the NRC stated in the Beaver Valley Safety Evaluation for the Ohio Edison and Centerior merger:


            The antitrust provisions of Section 105c of the Atomic Energy Act apply to an application for a license to construct or operate a facility licensed under Section 103 of the Act. Although FirstEnergy may become the holding company of the licensees for the Beaver Valley facilities, i.e., may indirectly acquire control of the licenses, it will not be performing activities for which a license is needed. SINCE APPROVAL OF THE INSTANT APPLICATION WOULD NOT INVOLVE THE ISSUANCE OF A LICENSE, THE PROCEDURES UNDER SECTION 105C DO NOT APPLY, INCLUDING THE MAKING OF ANY "SIGNIFICANT CHANGES" DETERMINATION. Therefore, there is no need to conduct any additional antitrust review.5
--------
          5Safety Evaluation by the Office of Nuclear Reactor Regulation Related to the Indirect Transfers of Control of License Nos. DPR-66 and NPF-73 for Beaver Valley Power Station, Unit Nos. 1 and 2, Docket Nos. 50-334 and 50-412, at 3 (June 19, 1997) (emphasis added).

U.S. Nuclear Regulatory Commission
September 8, 1997
Page 13


      Similarly here, no issuance of a license is involved. LILCO will remain the licensee for its interest in Nine Mile Point 2. Accordingly, no antitrust review of this application is needed, not even a no "significant changes" determination.

      There are, in any event, no antitrust concerns.6 The NRC considers entities owning less than 200 MW of total generating capacity to pose DE MINIMIS antitrust concerns, as they "are generally too small to exercise any substantial degree of market power." Draft NRC Standard Review Plan on Antitrust, NUREG-1574, at 3-2 (Jan. 1997) (Antitrust SRP). Such DE MINIMIS entities are generally exempt from having to submit antitrust information: "[A]pplicants with less than 200 MW of capacity (DE MINIMIS applicant[s]) need not respond to any of the questions [listed in Appendix L of 10 CFR Part 50], unless specifically requested to do so by the staff." ID. at 2-2; ACCORD, ID. at 3-2.

      Nine Mile Point 2 began life with a net design electrical rating of 1097 MW, experienced a subsequent downrating in 1991-92 to 1062 MW, followed by an uprating in 1994-95 to 1143 MW. Line losses incurred in transmitting Nine Mile Point 2's electricity from upstate New York to Long Island average 4%. Accordingly, LILCO's 18% ownership of Nine Mile Point 2's current generation amounts to 206 MW at the plant itself, reduced to 198 MW by transmission losses incurred as the energy moves to LILCO. As a practical matter, LILCO's interest in Nine Mile Point 2's generation is less than 200 MW. Upon its acquisition by LIPA, LILCO will have no other generating capacity and, accordingly, will have DE MINIMIS generating capacity for antitrust purposes.

--------
     6FERC's July 16, 1997 approval of the LILCO/BU combination involved review of competition issues. No competition concerns were found.

U.S. Nuclear Regulatory Commission
September 8, 1997
Page 14


      In  light  of the  NRC's  recognition  that  there  must  be a  "nexus  or connection between an applicant's activities UNDER THE LICENSE and the anticompetitive situation" in order to invoke its statutory jurisdiction over antitrust matters, Antitrust SRP at 2-4 (emphasis added), the NRC may appropriately conclude that the anticipated transactions do not warrant antitrust review. SEE ALSO ID. at 3-5. The ultimate purpose of such review by the NRC is to determine whether an applicant "has the market power to withhold access to nuclear power or abuse its market power in other ways and thereby maintain or create a competitive advantage through use of the nuclear facility." ID. at 2-4. Given LILCO's small ownership interest in Nine Mile Point 2, the anticipated transactions do not give rise to any such concerns.

      Further, because LIPA is a state entity, when indirect control over LILCO's interest in Nine Mile Point 2 comes to rest in LIPA, antitrust considerations will become truly remote.


                D.   FOREIGN OWNERSHIP, CONTROL, OR DOMINATION


      The Long Island Power Authority is a statutory creature of New York State, wholly controlled by trustees appointed by State officials. There is no foreign hold on these trustees. LIPA's acquisition of LILCO will entail no control or domination by alien interests of LILCO's interest in Nine Mile Point 2.


      Should LIPA's acquisition of LILCO not occur and indirect control of LILCO's interest in Nine Mile Point 2 come to rest in the BL Holding Company, the LILCO/BU combination will not result in the ownership, control, or domination of either LILCO or the BL Holding Company by a foreign corporation or government. Neither LILCO nor Brooklyn Union is now so owned, controlled, or dominated. As noted above, the current holders of LILCO and Brooklyn Union common stock will own the Holding Company. Accordingly, the transaction will not occasion

U.S. Nuclear Regulatory Commission
September 8, 1997
Page 15


a change in ownership resulting in control or domination by a foreign corporation or government.


                       E.   PURPOSE OF THE TRANSACTIONS


      The legislation establishing LIPA authorizes it to acquire some or all of LILCO's securities or assets in order to achieve, among other objectives, the provision of electric service to Long Island customers at reduced rates. SEE 42 McKinney's Consolidated Laws of New York, ss.ss. 1020 ET SEQ. (1994). Through LIPA's acquisition of LILCO, LIPA will be able to provide electric service to Long Island rate payers at significantly lower rates. Rate reductions will result from LIPA's issuance of tax-exempt bonds to finance the acquisition and from the fact that LIPA will be exempt from paying federal income taxes. Rate reductions will also result from saving generated by the combination between LILCO and Brooklyn Union as well as from settlement of property tax litigation that LILCO initiated against Suffolk County and others. LIPA estimates that, upon consummation, Long Island electric customers will realize an average reduction in electric rates of 17 percent.


      The combination of LILCO and Brooklyn Union will provide important benefits for the two companies, for their customers, employees and shareholders. The combination is expected to result in operating efficiencies of approximately $1 billion over 10 years, which will be used to provide rate reductions to customers. Together, the two companies will help spur increased regional business growth by providing energy and related services at lower prices. The LILCO/BU combination will also have an enhanced ability to provide its broader customer base with competitive energy products and services well into the future. Further, LILCO and Brooklyn Union together intend to market, trade and deliver energy products and services on a large scale to major market areas. Current and prospective customers will benefit as well from the opportunity to deal with an energy services company that can offer one-stop shopping for providing, and managing, their energy needs.

U.S. Nuclear Regulatory Commission
September 8, 1997
Page 16



                        F.   ACCESS TO RESTRICTED DATA


      This request for NRC consent does not contain any Restricted Data or other defense information. It is not expected that any will become involved.


                         G.   NO ENVIRONMENTAL IMPACT


      The corporate transactions at issue here involve no change to plant operations, equipment or effluents at Nine Mile Point 2. Nor do these transactions affect any environmental impact previously evaluated in the Final Environmental Statement for the plant. Accordingly, this application involves no environmental impact, significant or otherwise.


      For the reasons set out above, and in accordance with 10 CFR ss. 50.80, the Long Island Lighting Company respectfully requests that the Nuclear Regulatory Commission consent to the indirect transfer of control over LILCO's license to possess and own an 18% interest in Nine Mile Point 2, with control going to the Long Island Power Authority or, if the LIPA transaction is not consummated, to the BL Holding Company.


      We appreciate your attention to this matter. If there are questions or a need for more information, please contact W. Taylor Reveley, III, at 804/788-8359, or at his mailing address: Hunton & Williams, Riverfront Plaza, East Tower, 951 East Byrd Street, Richmond, Virginia 23219-4074.
                                    Very truly yours,

                                    /s/ John D. Leonard, Jr.

                                    John D. Leonard, Jr.
                                    Vice President
                                    Special Projects

U.S. Nuclear Regulatory Commission
September 8, 1997
Page 17





cc:   Hubert J. Miller                          Barry J. Norris
      Regional Administrator                    U.S. Nuclear Regulatory Comm'n
      U.S. Nuclear Regulatory Commission        Resident Inspector
      Region I                                  Nine Mile Point Nuclear Power
      475 Allendale Road                                Station, Unit 2
      King of Prussia, Pennsylvania 19406-1415        P. O. Box 63
                                                Lycoming, New York 13093



                 CERTIFICATION BY LONG ISLAND LIGHTING COMPANY


      The statements in the foregoing application are true and correct to the best of my knowledge, information and belief.

                              /S/ JOHN D. LEONARD JR.
                              -----------------------
                              John D. Leonard, Jr.
                              Vice President
                              Special Projects


STATE OF NEW YORK             )
                              )     To-wit:
County of Nassau              )

      Subscribed and sworn to before me this 5TH day of SEPTEMBER 1997.


                                    /S/ HELEN R. DUFFY
                                    ------------------
                                    Notary Public

                              My commission expires: 9/30/99

U.S. Nuclear Regulatory Commission
September 8, 1997
Page 18


                 CERTIFICATION BY LONG ISLAND POWER AUTHORITY


      I have read the foregoing application. The statements in it pertaining to the Long Island Power Authority and its proposed transaction with the Long Island Lighting Company are true and correct to the best of my knowledge, information and belief.

                               /S/ SETH HULKOWER
                               -----------------
                              Seth D. Hulkower
                              Executive Director



STATE OF NEW YORK             )
                              )     To-wit:
County of Nassau              )

      Subscribed and sworn to before me this 5TH day of SEPTEMBER 1997.


                              /S/ STELLA LI LI LIANG
                              ----------------------
                              Notary Public

                              My commission expires: 10/31/97

                                 ATTACHMENT A

                        BOARDS OF DIRECTORS OR TRUSTEES


                         LONG ISLAND LIGHTING COMPANY


William J. Catacosinos                          Director since 1978
Long Island Lighting Company
Chairman of the Board and
  Chief Executive Officer
Hicksville, New York


John H. Talmage                                 Director since 1982
Partner, H. R. Talmage & Son Farm
Riverhead, New York


Basil A. Patterson                              Director since 1983
Partner, Law Firm of
Meyer, Suozzi, English and Klein, P.C.
Mineola, New York


George Bugliarello                              Director since 1990
Chancellor, Polytechnic University
Brooklyn, New York


George J. Sideris                               Director since 1991
Retired Senior Vice President
Long Island Lighting Company
Hicksville, New York


A. James Barnes                                 Director since 1992
Dean, Indiana University School
  of Public and Environmental Affairs
Bloomington, Indiana

Renso L. Caporali                               Director since 1992
Senior Vice President of Government
  and Commercial Marketing
Raytheon Company
Lexington, Massachusetts


Peter O. Crisp                                  Director since 1992
Chairman
Venrock, Inc.
New York, New York


Richard L. Schmalensee                          Director since 1992
Director, Massachusetts Institute
  of Technology Center for Energy
  and Environmental Policy Research
Cambridge, Massachusetts


Katherine D. Ortega                             Director since 1993
Former Treasurer
  of the United States
Washington, D.C.


Vicki L. Fuller                                 Director since 1994
Senior Vice President
Alliance Capital Management Corporation
New York, New York


James T. Flynn                                  Director since 1996
Long Island Lighting Company
President and Chief
  Operating Officer
Hicksville, New York

                        THE BROOKLYN UNION GAS COMPANY


Robert B. Catell                                      Director since 1986
The Brooklyn Union Gas Company
Chairman of the Board and
  Chief Executive Officer
Brooklyn, New York


Andrea S. Christensen                                 Director since 1980
Partner, Law Firm of
Kaye, Scholer, Fierman, Hays & Handler
New York, New York


Donald H. Elliott                                     Director since 1981
Counsel, Law Firm of
Hollyer Brady Smith Troxell
  Barrett Rockett Hines & Mone LLP
New York, New York


Kenneth I. Chenault                                   Director since 1988
Vice Chairman
American Express Company
New York, New York


Alan H. Fishman                                       Director since 1989
Managing Partner
Columbia Financial Partners, L.P.
New York, New York


James Q. Riordan                                      Director since 1991
Retired Vice Chairman and
  Chief Financial Officer
Mobil Corp.
New York, New York

Edward D. Miller                                      Director since 1993
President and Chief
  Executive Officer
The Equitable Companies, Inc.
New York, New York

James L. Larocca                                      Director since 1995
Lawyer and Consultant
New York, New York


Charles Uribe                                         Director since 1996
Chairman and Chief
  Executive Officer
AJ Contracting Company, Inc.
New York, New York


Craig J. Matthews                                     Director since 1997
Brooklyn Union Gas Company
President and Chief Operating Officer
Brooklyn, New York

                          LONG ISLAND POWER AUTHORITY

Richard M. Kessel
Long Island Power Authority
Chairman of the Board
Uniondale, New York

Michael Affrunti
President
Albertson Electric, Inc.
Albertson, New York

Harvey Auerbach
President
Brookwood Communities, Inc.
Coram, New York

Pauline Balkin
Retired Judge, Nassau County Family Court
East Rockaway, New York

James D. Bennett
Partner, Law Firm of
Bennett, Rice & Schure, LLP
Rockville Centre, New York

Thomas A. Doherty
Chief Administrative Officer
First Quality Enterprises, Inc.
Great Neck, New York

Michael L. Faltischek
Partner, Law Firm of
Ruskin, Moscou Evans & Faltischek
Mineola, New York
Patrick J. Foye
Long Island Power Authority
Deputy Chairman of the Board
Uniondale, New York

Harriet A. Gilliam
Attorney at Law
Aquebogue, New York

Rupert H. Hopkins
Department Manager
Dayton T. Brown, Inc.
Bohemia, New York

Joseph Janoski
Former Riverhead Town Supervisor
Wading River, New York

Robert McMillan
Partner, Law Firm of
McMillan Rather Bennett & Rigano, PC
Melville, New York

Denise Molia
Deputy County Attorney
Suffolk County Attorney's Office
Hauppauge, New York

Vincent Polimeni
Chief Executive Officer
Polimeni Enterprises, Inc.
Garden City, New York


                        Jonathan Sinnreich
                        Partner, Law Firm of
                        Sinnreich, Wasserman, Grubin
                        & Cahill, L.L.P.
                        New York, New York

                                                               Exhibit D-6.2

[Hunton & Williams Letterhead]

                               HUNTON & WILLIAMS
                         Riverfront Plaza, East Tower
                             951 East Byrd Street
                         Richmond, Virginia 23219-4074
                           Telephone (804) 788-8200
                           Facsimile (804) 788-8218


                                    October 8, 1997


U.S. Nuclear Regulatory Commission
Document Control Desk
Washington, D.C. 20555

Attention:  Samuel J. Collins, Director
            Office of Nuclear Reactor Regulation

                          Request For NRC Consent To
                     LILCO's Indirect Transfer Of Control
                             Over Its Interest In
                 Nine Mile Point Nuclear Power Station, Unit 2
                             Docket Number 50-410
                         Operating License No. NPF-69

Dear Mr. Collins:

      On September 8, 1997, the Long Island Lighting Company (LILCO or the Company) filed an application requesting "that the Nuclear Regulatory Commission consent to the indirect transfer of control over LILCO's license to possess and own an 18% interest in Nine Mile Point 2, with control going to the Long Island Power Authority or, if the LIPA transaction is not consummated, to the BL Holding Company."
      LILCO believes that the LIPA transaction will be consummated. Accordingly, to enable the NRC to review more quickly the Company's application, LILCO hereby narrows its request to one seeking simply NRC approval of LILCO's indirect transfer of control to LIPA.

     In the unlikely event that the LILPA transaction is not consummated, then LILCO will renew its request for NRC approval of LILCO's indirect transfer of control to the BL Holding Company. For now, however, this contingency can be set to one side.

      A final observation may be helpful. Page 7 of LILCO's application refers to a Managemeant Services Agreement (MSA) between LIPA and a subsidiary of the holding company that will be established by LILCO and Brooklyn Union. This MSA, or any other such arrangaments, will not involve a "contracting out" of LIPA's responsibilities under the Nine Mile Point 2 operating license. As indicated in LILCO's application on pages 1-2 and 9, LILCO (and thus LIPA) has no responsibility for operating and maintaining the nuclear facility. That responsibility rests solely with Niagara Mohawk Power corporation. The MSA deals only with LIPA's commercial responsibilities.

                           Very truly yours,

                           /s/ W. Taylor Reveley, III

                           W. Taylor Reveley, III

cc:   Hubert J. Miller                          Barry J. Norris
      Regional Admdinistrator                   Resident Inspector
      U.S. Nuclear Regulatory Commission        U.S. Nuclear Regulatory Comm'n
      Region I                                  Nine Mile Point Nucler Power
      475 Allendale Road                              Station, Unit 2
      King of Prussia, Pennsylvania 19406-1415  P.O. Box 63
                                                Lycoming, New York 13093

      Leonard P. Novello                        John D. Leonard, Jr.
      Senior Vice President and General Counsel Vice President
      Long Island Lighting Company              Special Projects
      175 East Old Country Road                 Long Island Lighting Company
      Hicksville, New York 11801                1800 Old Walt Whitman Road
                                                Melville, New York 11747

      Stanley B. Klimberg                      Jay E. Silberg, Esq.
      General Counsel                          Paul A. Gaukler, Esquire
      Long Island Power Authority              Shaw, Pittman, Potts & Trowbridge
      333 Earle Ovington Boulevard             Washington, D.C. 20037
      Suite 403
      Uniondale, New York 11553

      Seth A. Kaplan, Esquire                   Gary D. Wilson
      Wachtell, Lipton, Rosen & Katz            Managing Counsel
      51 West 52nd Street                       Niagara Mohawk Power Corporation
      New York, New York 10019                  300 Erie Boulevard West
                                                Syracuse, New York 13202

                                  EXHIBIT FS-1

       UNAUDITED PRO FORMA CONSOLIDATED CONDENSED FINANCIAL INFORMATION
          KEYSPAN ENERGY CORP\LILCO COMBINATION AND LIPA TRANSACTION

The following unaudited pro forma financial information reflects adjustments to the historical financial statements of LILCO to give effect to the proposed transfer of LILCO's gas and generation business to subsidiaries of the newly formed Holding Company (Holding Company), the proposed stock acquisition of LILCO by a wholly owned subsidiary of LIPA and the proposed combination between KeySpan Energy Corporation (KeySpan) and LILCO (Combination). The unaudited pro forma consolidated condensed balance sheet at September 30, 1997 gives effect to the proposed LIPA Transaction and the Combination as if they had occurred at September 30, 1997. The unaudited pro forma consolidated condensed statement of income for the 12-month period ended September 30, 1997 gives effect to the proposed LIPA Transaction and the Combination as if they had occurred at October 1, 1996. These statements are prepared on the basis of accounting for the Combination under the purchase method of accounting and are based on the assumptions set forth in the notes thereto. In April 1997 LILCO changed its year-end from December 31 to March 31.

The following pro forma financial information has been prepared from, and should be read in conjunction with, the LIPA Agreement (Annex D to the Joint Proxy dated June 27, 1997, which is filed as Exhibit 10 to this Current Report on Form 8-K and incorporated herein by reference), and the historical consolidated financial statements and related notes thereto of KeySpan and LILCO. The following information is not necessarily indicative of the financial position or operating results that would have occurred had the proposed LIPA Transaction and the Combination been consummated on the date, or at the beginning of the period, for which the proposed LIPA Transaction and the Combination are being given effect nor is it necessarily indicative of future operating results or financial position.

                                  EXHIBIT FS-1
                            (KEYSPAN/LILCO) HOLDING CORP.
            UNAUDITED PRO FORMA CONSOLIDATED CONDENSED BALANCE SHEET
                                     9/30/97
                                  (In Millions)

                                                     Sale
                                         LILCO        to        Pro Forma      LILCO         Keyspan      Pro Forma      Pro Forma
                                      (Historical) LIPA (1)    Adjustments  As Adjusted   (Historical)   Adjustments   Consolidated
                                      ----------- ----------- ------------ ------------- -------------- ------------- --------------
ASSETS
PROPERTY
Utility Plant
   Electric                              $3,969.6   $2,880.2                 $1,089.4          0.0          0.0        $1,089.4
   Gas                                    1,192.5        0.0       0.0        1,192.5      1,848.8          0.0         3,041.3
   Common                                   268.5        0.0       0.0          268.5          0.0          0.0           268.5
   Construction work in progress            119.5       38.6                     80.9          0.0          0.0            80.9
   Nuclear fuel in process
     and in reactor                          15.5       15.5                      0.0          0.0          0.0             0.0
   Less - Accumulated depreciation                                                0.0
     and amortization                    (1,823.9)    (891.1)                  (932.8)      (458.1)         0.0        (1,390.9)
                                         --------     ------    ------         ------       ------          ---        --------
Total Net Utility Plant                   3,741.7    2,043.2       0.0        1,698.5      1,390.7          0.0         3,089.2
Gas exploration and production,
   at cost                                    0.0        0.0                      0.0        636.3          0.0           636.3
   Less - Accumulated depletion               0.0        0.0       0.0            0.0       (216.4)         0.0          (216.4)
                                       ----------   --------   -------     ----------   ----------   ----------       ---------
Total Net Plant                           3,741.7    2,043.2       0.0        1,698.5      1,810.6          0.0         3,509.1
                                       ----------   --------   -------     ----------   ------------ ----------       ---------

Cost In Excess of Net Assets Acquired                                                                     308.0 (6)       308.0

REGULATORY ASSETS
Base financial component (less
  accumulated amortization of $808)       3,205.8    3,205.8                      0.0          0.0          0.0             0.0
Rate moderation component                   402.8      402.8                      0.0          0.0          0.0             0.0
Shoreham post-settlement costs            1,004.1    1,004.1                      0.0          0.0          0.0             0.0
Regulatory tax asset                      1,754.4    1,754.4                      0.0          0.0         70.5 (5)        70.5
Postretirement benefits
  other than pensions                       350.5        0.0    (295.7)(2)       54.8                                      54.8
Other                                       431.5      330.6       0.0          100.9          0.0          0.0           100.9
                                       ----------   --------   -------     ----------   ----------   ----------       ---------
Total Regulatory Assets                   7,149.1    6,697.7    (295.7)         155.7          0.0         70.5           226.2
                                       ----------   --------   -------     ----------   ----------   ----------       ---------
NONUTILITY PROPERTY AND
         OTHER INVESTMENTS                   50.6       17.1                     33.5        166.9          0.0           200.4
                                       ----------   --------   -------     ----------   ----------   ----------       ---------

CURRENT ASSETS
Cash and cash equivalents                   121.5        0.0   2,487.6 (3)    2,609.1         36.9                      2,646.0
Deferred tax asset                           25.2       25.2     119.0 (4)      119.0                                     119.0
Accounts receivable
  and accrued revenues                      479.1      333.3      14.4 (2)      160.2                                     160.2
Other Current Assets                        250.6        1.7       0.0          248.9        311.2          0.0           560.1
                                       ----------   --------   -------     ----------   ----------   ----------       ---------
TOTAL CURRENT ASSETS                        876.4      360.2   2,621.0        3,137.2        348.1          0.0         3,485.3

DEFERRED CHARGES                             80.2       47.4                     32.8        171.6        (70.5)(5)       133.9

CONTRACTUAL RECIEVABLE FROM LIPA                                 281.3 (2)      281.3                                     281.3
                                       ----------   --------   -------     ----------   ----------   ----------       ---------

TOTAL ASSETS                            $11,898.0   $9,165.6  $2,606.6       $5,339.0     $2,497.2       $308.0        $8,144.2
                                      ============ =========  ========     ==========   ==========   ==========       =========
CAPITALIZATION AND LIABILITIES
CAPITALIZATION
Common Shareowners' Equity               $2,614.1   $2,520.6  $2,487.6 (3)   $2,581.1       $969.0       $253.9 (6)    $3,804.0
Long-term debt                            4,458.5    3,293.6     (75.0)(14)   1,089.9        745.1          0.0         1,835.0
Preferred stock                             701.0      338.0      75.0 (14)     438.0          0.0          0.0           438.0
                                       ----------   --------   -------     ----------   ----------   ----------        ---------
Total Capitalization                      7,773.6    6,152.2   2,487.6        4,109.0      1,714.1        253.9         6,077.0
                                       ----------   --------   -------     ----------   ----------   ----------        ---------

REGULATORY LIABILITIES                      526.3      493.2       0.0           33.1          0.0          0.0            33.1
                                       ----------   --------   -------     ----------   ----------   ----------        ---------

CURRENT LIABILITIES
Accounts payable and accrued expenses       242.9      121.0                    121.9        161.3         54.1 (6)       337.3
Accrued taxes
 (including Federal income tax)              57.2                399.0 (4)      456.2          4.6                        460.8
Other current liabilities                   336.5       64.5                    272.0        153.6          0.0           425.6
                                       ----------   --------   -------     -----------------------   ----------        ---------
                                            636.6      185.5     399.0          850.1        319.5         54.1         1,223.7
                                       ----------   --------   -------     -----------------------   ----------        ---------

DEFERRED CREDITS
Deferred federal income tax               2,422.0    2,312.2    (280.0)(4)     (170.2)       290.4          0.0           120.2
Other                                       100.9       29.6                     71.3         88.0          0.0           159.3
                                       ----------   --------   -------     ----------   ----------   ----------        ---------
Total Deferred Credits                    2,522.9    2,341.8    (280.0)         (98.9)       378.4          0.0           279.5
                                       ----------   --------   -------     ----------   ----------   ----------        ---------

OPERATING RESERVES                          438.6       (7.1)      0.0          445.7          0.0          0.0           445.7

COMMITMENTS AND CONTINGENCIES                 0.0        0.0       0.0            0.0          0.0          0.0             0.0
                                       ----------   --------   -------     ----------   ----------   ----------        ---------

MINORITY INTEREST IN SUBSIDIARY
 COMPANY                                      0.0        0.0       0.0            0.0         85.2          0.0            85.2
                                       ----------   --------   -------     ----------   ----------   ----------        ---------

TOTAL CAPITALIZATION AND LIABILITIES    $11,898.0   $9,165.6  $2,606.6       $5,339.0     $2,497.2       $308.0        $8,144.2
                                       ==========   ========   =======     ==========   ==========   ==========        =========


SEE ACCOMPANYING NOTES TO UNAUDITED PRO FORMA
CONSOLIDATED CONDENSED FINANCIAL STATEMENTS.

                                  EXHIBIT FS-2
                          (KEYSPAN/LILCO) HOLDING CORP.
         UNAUDITED PRO FORMA CONSOLIDATED CONDENSED STATEMENT OF INCOME
                 FOR THE TWELVE MONTHS ENDED SEPTEMBER 30, 1997
                     (In Millions Except Per Share Amounts)

                                                      Sale          Pro
                                        LILCO          to          Forma         LILCO       KeySpan      Pro Forma    Pro Forma
                                     (Historical)   LIPA (1)     Adjustments   As Adjusted  (Historical)  Adjustments  Consolidated
                                     -----------   -----------   -----------   -----------  -----------   -----------  -----------



REVENUES
Electric                                $2,458.3     $1,485.0(10)    $11.5(7)     $984.8         $0.0        $0.0        $984.8
Gas - Utility sales                        651.9                                   651.9      1,363.7         0.00      2,015.6
Gas production and other                                                             0.0        114.5         0.0         114.5
                                      -----------  -----------    ---------   -----------  -----------   ---------   -----------
Total Revenues                           3,110.2      1,485.0         11.5       1,636.7      1,478.2         0.0      3,114.9

OPERATING EXPENSES
Operations - fuel and purchased power      946.1         14.4                      931.7        594.1         0.0       1,525.8
Operations - other                         366.1        216.4                      149.7        363.2         0.0         512.9
Maintenance                                114.6         65.0                       49.6         56.6         0.0         106.2
Depreciation, depletion and
  amortization                             156.8         95.2                       61.6        111.0         6.3(6)      178.9
Base financial component amortization      101.0        101.0                        0.0          0.0         0.0           0.0
Rate moderation component amortization      33.9         33.9                        0.0          0.0         0.0           0.0
Regulatory liability component
  amortization                             (88.6)       (88.6)                       0.0          0.0         0.0           0.0
Other regulatory amortization               46.6         28.4                       18.2          0.0         0.0          18.2
Operating taxes                            468.4        266.2                      202.2        153.5         0.0         355.7
Federal income taxes                       218.9        188.6          6.3(8)       36.6         57.2         0.0          93.8
                                      -----------  -----------    ---------   -----------  -----------    --------   -----------
Total Operating Expenses                 2,363.8        920.5          6.3       1,449.6      1,335.6         6.3       2,791.5
                                      -----------  -----------    ---------   -----------  -----------    --------   -----------
Operating Income                           746.4        564.5          5.2         187.1        142.6        (6.3)        323.4

OTHER INCOME AND (DEDUCTIONS)               14.3         26.7                      (12.4)        16.7         0.0           4.3
                                      -----------  -----------    ---------   -----------  -----------    --------   -----------
INCOME BEFORE INTEREST CHARGES             760.7        591.2          5.2         174.7        159.3        (6.3)        327.7

INTEREST CHARGES                           419.3        325.1         (1.9)(8)      92.3         44.6         0.0         136.9
                                      -----------  -----------    ---------   -----------  -----------    --------   -----------

NET INCOME                                 341.4        266.1          7.1          82.4        114.7        (6.3)        190.8
                                      -----------  -----------    ---------   -----------  -----------    --------   -----------
Preferred stock dividend requirements       51.9         23.1         23.7(10)      52.5          0.3                      52.8
                                      -----------  -----------    ---------   -----------  -----------    --------   -----------
EARNINGS FOR COMMON STOCK                 $289.5       $243.0       ($16.6)        $29.9       $114.4       ($6.3)       $138.0
                                      ===========  ===========    =========   ===========  ===========    ========   ===========

AVERAGE COMMON SHARES OUTSTANDING          121.1        121.1        121.1         121.1         50.2       (14.5)        156.8
                                      ===========  ===========    =========   ===========  ===========    ========   ===========

EARNINGS PER COMMON AND EQUIVALENT
  SHARES                                    $2.39        $2.00       ($0.14)        $0.25        $2.28       $0.43        $0.88
                                      ===========  ===========    =========   ===========  ===========    ========   ===========


SEE ACCOMPANYING NOTES TO UNAUDITED PRO FORMA
CONSOLIDATED CONDENSED FINANCIAL STATEMENTS.

                                  EXHIBIT FS-3
NOTES TO UNAUDITED PRO FORMA CONSOLIDATED CONDENSED FINANCIAL STATEMENTS

1. The historical financial statements of LILCO have been adjusted to give effect to the proposed transaction with LIPA, pursuant to which LILCO will distribute certain of its net assets relating to its gas and generation business ("Transferred Assets") to subsidiaries of the Holding Company. LIPA will then acquire LILCO in a stock sale. The adjustments are based upon a disaggregation of LILCO's balance sheet and operations as estimated by the management of LILCO, and are subject to adjustment pursuant to the terms of the LIPA agreement.

     In connection with this transaction, the principal assets to be acquired by LIPA through its stock acquisition of LILCO include the electric transmission and distribution system ("The LIPA Transmission and Distribution System"), LILCO's 18% interest in Nine Mile Point 2 nuclear power station, certain of LILCO's regulatory assets associated with its electric business and an allocation of accounts receivable and other assets. The principal liabilities to be assumed by LIPA include LILCO's regulatory liabilities associated with its electric business, a portion of LILCO's long-term debt and an allocation of accounts payable, accrued expenses, customer deposits, other deferred credits and claims.

2. In connection with the LIPA Transaction, LIPA is contractually responsible for reimbursing the Holding Company for postretirement benefits other than pension costs, related to employees of LILCO's electric business. A pro forma adjustment has been reflected to reclassify the associated regulatory asset for postretirement benefits other than pensions to current and non-current accounts receivable pursuant to LIPA's obligation to a subsidiary of the Holding Company.

3. The Cash Purchase Price to be paid by LIPA in connection with its stock acquisition of LILCO will be $2,497.5 million. The Cash Purchase Price was determined based upon the estimated net book value of the LILCO Retained Assets of $2,500.8 million as estimated by LILCO in a projected balance sheet as of December 31, 1997. Based upon the balance sheet as of September 30, 1997, the net book value of the LILCO Retained Assets amount to $2,520.6 million. In addition, the LIPA Transaction obligates the Holding Company upon the closing of the transaction to remit to LIPA $15 million associated with the recovery through litigation of certain real estate taxes previously paid. Transaction costs are currently estimated to be $18 million. Assuming the LIPA Transaction was completed on September 30, 1997, the net cash to be received by the Holding Company would amount to:

          Cash Purchase Price...............................$2,520.6
          Cash paid to LIPA....................................(15.0)
          Transaction Costs.................................   (18.0)
                                                               -----
          Net Cash..........................................$2,487.6
                                                            ========

4. The distribution of the Transferred Assets from LILCO to subsidiaries of the Holding Company will result in the imposition of federal income taxes on LILCO. Pursuant to the LIPA Agreement, the subsidiaries created by the Holding Company to receive the Transferred Assets will receive the benefit of the increased tax basis of the Transferred Assets and will pay the LILCO tax. If the LIPA Transaction were to have occurred at September 30, 1997, the tax would have amounted to approximately $399 million. The tax is derived from the difference between the estimated fair value of the distributed assets and their existing tax basis. For financial reporting purposes, the subsidiaries reversed the existing deferred tax liability of $280 million relating to the Transferred Assets and recorded a $119 million deferred tax asset reflecting the income tax effect by which the tax basis of the Transferred Assets exceeded their book basis.

5. The unaudited pro forma condensed consolidated balance sheet as of September 30, 1997 reflects the reclassification of $70.5 million of KeySpan regulatory tax assets from deferred charges to regulatory assets in order to consistently present the regulatory assets of KeySpan with LILCO.

6. The purchase price for KeySpan at September 30, 1997, which amounted to approximately $1.245 billion including approximately $54.1 million of transaction costs, has been determined based upon an average of LILCO's opening and closing stock prices for the two trading days before and three trading days after December 29, 1996. The purchase price has been allocated to assets acquired and liabilities assumed based upon their estimated fair values. It is anticipated that the fair value of the utility assets acquired is represented by their book value, which approximates the value of these assets recognized by the New York State Public Service Commission
     (PSC) in establishing rates which are designed to, among other things, provide for a return on the book value of these assets and the recovery of costs included as depreciation and amortization charges. The estimated fair values of KeySpan non-utility assets approximate their carrying values. Both KeySpan and LILCO will seek PSC approval for recovery of transaction costs.

     At  December  29,  1996,  the  purchase  price,  including   merger-related
     transaction costs, exceeded the fair value of the net assets acquired by $308.0 million, which will be amortized to income over 40 years.

7. The agreement with LIPA includes a provision for the Holding Company to earn in the aggregate approximately $11.5 million in annual management service fees from LIPA for the management of the LIPA Transmission and Distribution System and the management of all aspects of fuel and power supply. These agreements also contain certain incentive and penalty provisions which could materially impact earnings from such agreements.

8. The pro forma charge of $6.3 million represents the income tax effect associated with the recording of the pro forma adjustments for the $11.5 million management fee (See Note 7), and a reduction in interest expense of approximately $1.9 million associated with the recapitalization of the subsidiary which contains the gas and generation businesses.

9. Revenues for both the assets acquired by LIPA and the Transferred Assets were determined based upon a revenue requirements model which considered the cost of service for these assets and a return on capitalization based upon an imputed allowed rate of return.

10. No adjustments have been made to earnings on common stock to reflect earnings on net available proceeds of approximately $1.7 billion to be received, after remittances to the Holding Company's gas and generation subsidiaries for working capital purposes (see Notes 3 and 11). If these funds were invested at 6.40% (the 30 year US Treasury Bond yield based on average prices), the Holding Company would have realized additional interest income, net of taxes, of approximately $70.7 million, or approximately $.45 per share, on a pro forma consolidated basis. Each one percent change in the assumed interest rate, would increase/decrease interest income, net of taxes, by $11.0 million. LILCO's allowed rate of return on its common equity for its electric business is currently 11%.

11. Subsequent to the sale to LIPA, a portion of the proceeds to be received by the Holding Company will be remitted to LILCO's gas and generation subsidiaries in order to meet the subsidiaries working capital needs. Such proposed transaction has been eliminated in the consolidation process.

12. The allocation between KeySpan and LILCO and their customers of the estimated cost savings resulting from the Combination, net of the costs incurred to achieve such savings, will be subject to regulatory review and approval. None of the estimated cost savings have been reflected in the unaudited pro forma consolidated condensed financial statements.

13. The unaudited pro forma consolidated condensed financial statements reflect the exchange of each share of LILCO Common Stock outstanding into 0.880 shares of Holding Company Common Stock outstanding and each share of KeySpan Common Stock into one share of Holding Company Common Stock, as provided in the KeySpan/LILCO Agreement.

14. As more fully described in the section entitled "The LIPA Transaction-Agreement and Plan of Merger," as described in the Joint Proxy Statement/Prospectus dated June 27, 1997, LILCO will transfer the Transferred Assets to subsidiaries of the Holding Company in exchange for shares of the Holding Company common stock and up to $75 million face amount of Holding Company Preferred Stock. The privately placed Preferred Stock will be non-voting, non-convertible and have a five year term. For purposes of these pro forma financial statements, it is assumed that the Holding Company will issue $75 million of Preferred Stock, LILCO will sell the preferred stock for $75 million in proceeds and will retain the proceeds (i.e. a Retained Asset).

     With a $75 million increase in the Retained Assets, the LIPA Agreement provides that the Retained Debt will increase by a corresponding amount. The LIPA Agreement also provides that if the Holding Company were to issue an amount other than $75 million of Preferred Stock, the incremental difference between the amount actually issued and $75 million, will result in a corresponding increase or decrease in the amount of accounts payable retained by LILCO. These pro forma financial statements reflect a reduction in interest expense for the reduced level of subsidiary debt, and to reflect an increase in preferred stock dividend requirements. Finally, for purposes of these pro forma financial statements, it is assumed that the dividend rate on this privately place Preferred Stock will be 7.95%, which is equal to the Company's highest cost preferred Stock.

15. KeySpan earnings for the 12 month period ended September 30, 1997 include non-recurring income aggregating to approximately $7.8 million, net of taxes or $0.16 per share, relating to gains on the sale of certain Canadian gas processing properties and on the sale of a fuel management operation.

                                  EXHIBIT FS-4
                                      LILCO
                        UNAUDITED CONDENSED BALANCE SHEET
                                     9/30/97
                                  (In Millions)

                                                               LILCO

                                                            (Historical)
                                                        ----------------
ASSETS
PROPERTY
Utility Plant
      Electric                                                  $3,969.6
      Gas                                                        1,192.5
      Common                                                       268.5
      Construction work in progress                                119.5
      Nuclear fuel in process and in reactor                        15.5
      Less - Accumulated depreciation
             and amortization                                   (1,823.9)
             --------
Total Net Utility Plant                                          3,741.7
Gas exploration and production, at cost                              0.0
         Less - Accumulated depletion                                0.0
         -------
Total Net Plant                                                  3,741.7
--------

Cost In Excess of Net Assets Acquired

REGULATORY ASSETS
Base financial component  (less accumulated
      amortization of $808 )                                     3,205.8
      Rate moderation component                                    402.8
      Shoreham post-settlement costs                             1,004.1
      Regulatory tax asset                                       1,754.4
      Postretirement benefits other than pensions                  350.5
      Other                                                        431.5
                                                                --------
Total
Regulatory Assets                                                7,149.1
                                                                --------

NONUTILITY PROPERTY AND OTHER INVESTMENTS                           50.6
--------

CURRENT ASSETS
Cash and cash equivalents                                          121.5
Deferred tax asset                                                  25.2
Accounts receivable and accrued revenues                           479.1
Other Current Assets                                               250.6
                                                                --------
TOTAL
CURRENT ASSETS                                                     876.4

DEFERRED CHARGES                                                    80.2

CONTRACTUAL RECIEVABLE FROM LIPA
--------

TOTAL ASSETS                                                    11,898.0
========


CAPITALIZATION AND LIABILITIES
CAPITALIZATION
Common Shareowners' Equity                                       2,614.1
Long-term debt                                                   4,458.5
Preferred stock                                                    701.0
                                                                --------
Total
Capitalization                                                   7,773.6
                                                                --------

REGULATORY LIABILITIES                                             526.3
--------

CURRENT LIABILITIES
Accounts payable and accrued expenses                              242.9
Acrued taxes (including Federal income tax)                         57.2
Other current liabilites                                           336.5
                                                                --------
                                                                   636.6
                                                                --------

DEFERRED CREDITS
Deferred federal income tax                                      2,422.0
Other                                                              100.9
                                                                --------
Total
Deferred Credits                                                 2,522.9
                                                                --------

OPERATING RESERVES                                                 438.6

COMMITMENTS AND CONTINGENCIES                                        0.0
--------

MINORITY INTEREST IN SUBSIDIARY COMPANY                              0.0
--------

TOTAL CAPITALIZATION AND LIABILITIES                            11,898.0
                                                                ========

                                  EXHIBIT FS-5
LILCO
UNAUDITED CONDENSED STATEMENT OF INCOME
  FOR THE TWELVE MONTHS ENDED SEPTEMBER 30, 1997
  (In Millions Except Per Share Amounts)


      LILCO
      (Historical)
      ---------------
      REVENUES
      Electric                                           $2,458.3
      Gas - Utility sales                                   651.9
      Gas production and other
                                                         --------
Total
Revenues                                                  3,110.2

OPERATING EXPENSES
Operations - fuel and purchased power                       946.1
Operations - other                                          366.1
Maintenance                                                 114.6
Depreciation, depletion and amortization                    156.8
Base financial component amortization                       101.0
Rate moderation component amortization                       33.9
Regulatory liability component amortization                 (88.6)
Other regulatory amortization                                46.6
Operating taxes                                             468.4
Federal income taxes                                        218.9
                                                         --------
Total Operating
Expenses                                                  2,363.8
                                                         --------
Operating
Income                                                      746.4

OTHER INCOME AND (DEDUCTIONS)                                14.3
--------
INCOME BEFORE INTEREST CHARGES                              760.7

INTEREST CHARGES                                            419.3
--------

NET INCOME                                                  341.4
--------
Preferred stock dividend requirements                        51.9
--------
EARNINGS FOR COMMON STOCK                                  $289.5
========

AVERAGE COMMON SHARES OUTSTANDING                           121.1
========

EARNINGS PER COMMON AND EQUIVALENT SHARES                  $ 2.39
========